SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED REPORT
FIRST HALF 2005

Collective Person No. 503 215 058 – Share Capital: Euro 1,166,485,050
Registered at the Conservatory of the Commercial Registry of Lisbon under No. 3602, Section 4
Avenida Fontes Pereira de Melo, 40, 1069-300 Lisboa

CONSOLIDATED REPORT

First Half 2005

Group Structure	3
Highlights	4

Business Performance	8
Financial Review	8
Operating Review	23
Employees	37
First Half Key Events and Recent Developments	38
Prospects for the Second Half	41
Consolidated Financial Statements	43
Report of Independent Auditors	125

Management Team	129
Additional Information to Shareholders	136

Group Structure

Portugal Telecom

Wireline Business	100.00%	PT Comunicações
	100.00%	PT Corporate
	100.00%	PT Prime
	100.00%	PT.COM

Domestic Mobile Business	100.00%	TMN
	100.00%	PT Wi-Fi

Multimedia Business	58.43%	PT Multimedia	100.00%	TV Cabo
			100.00%	Lusomundo Audiovisuais
			100.00%	Lusomundo Cinemas

International Business	50.00%	Vivo	65.70%	Telesp Celular
			65.70%	Global Telecom
			33.78%	Tele Centro Oeste
			68.33%	Celular CRT
			91.14%	Tele Sudeste
			50.59%	Tele Leste

	100.00%	PT Brasil	100.00%	Primesys

			59.96%	Mobitel

	32.18%	Médi Télécom

	40.00%	Cabo Verde Telecom

	51.00%	CST

	28.00%	CTM

Instrumental Companies	100.00%	PT Sistemas de Informação
	100.00%	PT Inovação
	100.00%	PT Pro
	100.00%	PT Compras
	100.00%	PT Contact
	78.12%	Previsão

CONSOLIDATED REPORT - FIRST HALF 2005	3

Highlights

CONSOLIDATED FINANCIAL DATA·			Euro million

	1H05	1H04	Δ 05/04

Operating revenues	3,024.2	2,881.2	5.0%
Recurring operating costs, excluding D&A	1,875.5	1,715.1	9.4%
EBITDA (1)	1,148.7	1,166.1	(1.5%)
Recurring operating income	654.9	705.0	(7.1%)
Net income	259.0	385.7	(32.8%)
Capex	368.3	233.5	57.7%
Capex as % of revenues (%)	12.2	8.1	4.1pp
EBITDA minus Capex	780.5	932.6	(16.3%)
Net debt	4,255.6	3,621.3	17.5%

EBITDA margin (2) (%)	38.0	40.5	(2.5pp)
Net debt / EBITDA (x)	1.9	1.5	0.4x
EBITDA / net interest (x)	9.9	12.2	(2.3x)

(1) EBITDA = Recurring operating income + depreciation and amortisation.
(2) EBITDA margin = EBITDA / operating revenues.

Operating revenues increased by 5.0% y.o.y in the first half of 2005 to Euro 3,024 million, underpinned by the growth in Vivo and in PT Multimedia.

Operating revenues of the domestic businesses (wireline, TMN and PT Multimedia) decreased by 0.2% y.o.y in the first half of 2005, with the increase in PT Multimedia and TMN offsetting by Euro 25 million the decline in wireline revenues of Euro 29 million.

Domestic retail revenues (wireline, Pay-TV and broadband) increased by 0.7% y.o.y to Euro 916 million in the first half of 2005, with the strong growth in broadband and Pay-TV revenues more than compensating for the fall in wireline traffic revenues, which were negatively impacted by traffic volume declines and lower interconnection rates.

Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecom costs, increased by 2.8% y.o.y in the first half of 2005 to Euro 582 million, as a result of the aggressive rollout of ADSL and new pricing plans.

EBITDA reached Euro 1,149 million in the first half of 2005, a decrease of 1.5% y.o.y, equivalent to an EBITDA margin of 38.0% .

EBITDA of the domestic businesses increased by 1.5% y.o.y in the first half of 2005, underpinned by a strong performance and margin improvement in the wireline and multimedia businesses.

Recurring operating income decreased by 7.1% y.o.y in the first half of 2005 to Euro 655 million, equivalent to a margin of 21.7% .

Net income totalled Euro 259 million in the first half of 2005 compared to Euro 386 million in the first half of 2004, representing a decrease of 32.8% y.o.y, primarily due to higher curtailment charges which reached Euro 97 million in the first half of 2005.

Capex increased by 57.7% y.o.y in the first half of 2005 to Euro 368 million, equivalent to 12.2% of operating revenues, as a result of higher spend on broadband and 3G in Portugal, the investment in a fifth transponder in the Pay-TV business, and network expansion and CDMA overlay investments at Vivo in Brazil.

EBITDA minus Capex decreased by 16.3% y.o.y to Euro 780 million in the first half of 2005, equivalent to 25.8% of operating revenues. Approximately 93% of PT’s EBITDA minus Capex was generated by its domestic businesses (wireline, TMN and PT Multimedia).

Free cash flow decreased from Euro 392 million in the first half of 2004 to negative Euro 38 million in the first half of 2005, primarily as a result of an extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations, the decrease in EBITDA minus Capex, and a higher investment in working capital mainly due to higher receivables.

Net debt amounted to Euro 4,256 million at the end of the first half of 2005, an increase of Euro 724 million from the end of 2004, primarily as a result of the dividends paid and the share buybacks made in the period, as well as the Euro 300 million extraordinary contribution made to fund post retirement healthcare obligations.

Disposals of financial investments during August 2005 will generate cash inflows of Euro 174 million regarding the sale of Lusomundo Serviços (which holds 80.91% of Lusomundo Media) to Controlinveste, and R$ 231 million regarding the sale of PrimeSys to Embratel. In addition, the disposal of PrimeSys, which has already been considered as a discontinued operation in the consolidated income statement for the first half of 2005, will result in a reduction in costs with operating leases, which in 2004 reached R$ 78 million.

PT issued Euro 2 billion of Eurobonds in the first half of 2005, Euro 1.5 billion on 24 March 2005, with maturities of 7 years (Euro 1 billion) and 12 years (Euro 500 million), and a further Euro 500 million on 16 June 2005, with a 20 year maturity, as part of its balance sheet refinancing. In February 2005, PT had also drawn Euro 250 million from two 10 year loans entered into with the European Investment Bank. In addition, the maturity of certain stand-by facilities totalling Euro 750 million was extended by two years. All these operations allowed PT’s cost of debt (excluding Brazilian debt) to decrease to 4.2% and PT’s debt maturity (excluding Brazilian debt) to increase to 9.5 years. Considering Brazilian debt, PT’s

CONSOLIDATED REPORT - FIRST HALF 2005	5

consolidated cost of debt decreased to 5.9%, with the consolidated debt maturity being extended to 8.9 years.

Net exposure (assets minus liabilities) to Brazil amounted to R$ 7,703 million, or Euro 2,704 million at the Euro/Real exchange rate prevailing as at 30 June 2005. Assets denominated in Reais in PT’s consolidated balance sheet as at 30 June 2005 represented approximately 35% of total assets and PT’s share in Vivo’s net debt amounted to Euro 526 million as at 30 June 2005.

Pursuant to the announced 10% share buyback programme, PT cancelled 7% of its share capital at the end of 2004, reducing total share capital to Euro 1,166,485,050. Additionally, PT repurchased 37,628,550 PT shares, equivalent to 3.0% of the initial share capital prior to the 7.0% cancellation, thus completing the 10% share buyback announced in September 2003. In the shareholders’ meeting of April 2005, PT was granted authorisation to acquire an additional 10% of its share capital. PT’s Board has committed to undertake a 3% share buyback, subject to market and financial conditions of the company.

OPERATING DATA

	1H05	1H04	Δ 05/04

Customer base ('000)
Wireline	4,445	4,282	3.8%
Mobile	33,554	28,386	18.2%
Pay-TV	1,465	1,487	(1.5%)
Broadband (retail ADSL + cable)	833	529	57.3%

Wireline
Main lines ('000)	4,445	4,282	3.8%
PSTN/ISDN	3,871	3,985	(2.8%)
Carrier pre-selection	540	485	11.4%
ADSL retail	500	260	92.1%
ADSL wholesale	46	33	40.3%
Unbundled local loops	28	5	n.m.
Net additions ('000)	68	56	20.5%
PSTN/ISDN	(77)	(52)	48.6%
Carrier pre-selection	55	46	19.6%
ADSL retail	120	99	20.8%
ADSL wholesale	5	5	2.9%
Unbundled local loops	19	3	n.m.
Pricing plans ('000)	1,330	470	183.1%
Total traffic (million of minutes)	7,587	8,617	(12.0%)
ARPU (Euro)	34.0	34.3	(0.8%)

Domestic mobile - TMN
Customers ('000)	5,108	4,872	4.8%
Net additions ('000)	54	(15)	n.m.
Total churn (%)	23.2	26.0	(2.8pp)
MOU (minutes)	119.5	119.2	0.2%
ARPU (Euro)	22.6	23.8	(4.9%)
Data as % of service revenues (%)	10.9	9.3	1.6pp
CCPU (1) (Euro)	11.3	11.1	2.0%
ARPU minus CCPU (Euro)	11.4	12.8	(10.9%)

Brazilian mobile - Vivo
Customers ('000)	28,446	23,514	21.0%
Market share in areas of operation (%)	47.6	54.5	(6.9pp)
Net additions ('000)	1,903	2,858	(33.4%)
MOU (minutes)	80.1	91.7	(12.6%)
ARPU (R$)	28.7	34.0	(15.5%)
Data as % of service revenues (%)	5.8	4.1	1.7pp
CCPU (1) (R$)	17.5	18.3	(4.2%)
ARPU minus CCPU (R$)	11.2	15.7	(28.7%)

Multimedia - PT Multimedia (2)
Homes passed ('000)	2,606	2,514	3.7%
Bi-directional ('000)	2,484	2,283	8.8%
Pay-TV customers ('000)	1,465	1,487	(1.5%)
Pay-TV net additions ('000)	16	45	(64.7%)
Cable broadband accesses ('000)	333	269	23.7%
Cable broadband net additions ('000)	27	39	(29.3%)
Pay-TV blended ARPU (Euro)	27.6	25.0	10.3%

(1) CCPU (cash cost per user) = Operating costs minus provisions, depreciation and amortisation and sales of equipment per user.
(2) As a result of a database cleanup, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 1H05 and 2004 was 1,465 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 1H05 and 2004 was 333 thousand and 305 thousand respectively.

CONSOLIDATED REPORT - FIRST HALF 2005	7

Business Performance

Financial Review

The following financial analysis should be read in conjunction with the consolidated financial statements and the notes included elsewhere in this report.

PT’s audited financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005. Financial information for prior periods has been restated in accordance with IFRS for comparative purposes. Having announced the disposal of Lusomundo Serviços (PT Multimedia’s media business) and PrimeSys, these businesses were disclosed as discontinued operations in the consolidated income statements for the first half of 2005 and 2004, in accordance with IFRS rules.

During the first half of 2005, PT’s reportable segments were the following:

Wireline	Retail [PT Comunicações and PT.COM]
Wholesale [PT Comunicações]
Data and corporate [PT Prime]
Other wireline operations [PT Comunicações and PT.COM]
Domestic Mobile	TMN
Brazilian Mobile	Vivo
PT Multimedia	Pay-TV and cable Internet [TV Cabo Portugal and PT Conteúdos]
Audiovisuals [Lusomundo Audiovisuais and Lusomundo Cinemas]
Other multimedia operations [PT Multimedia and other]

Consolidated results

CONSOLIDATED INCOME STATEMENT			Euro million

	1H05	1H04	Δ 05/04

Operating revenues	3,024.2	2,881.2	5.0%
Wireline	1,035.0	1,064.4	(2.8%)
Domestic mobile - TMN	694.7	689.8	0.7%
Brazilian mobile - Vivo (1)	896.5	764.1	17.3%
Multimedia - PT Multimedia	305.4	285.7	6.9%
Other	92.6	77.2	20.0%

Recurring operating costs, excluding D&A	1,875.5	1,715.1	9.4%
Wages and salaries	336.2	307.0	9.5%
Post retirement benefits	72.2	79.8	(9.6%)
Direct costs	426.2	415.1	2.7%
Costs of telecommunications	291.2	291.4	(0.1%)
Programming costs	62.5	57.4	9.0%
Directories	41.6	44.0	(5.5%)
Other	30.9	22.4	38.3%
Costs of products sold	288.0	237.8	21.1%
Marketing and publicity	79.1	74.3	6.5%
Support services	97.8	82.4	18.6%
Maintenance and repairs	78.1	74.6	4.8%
Supplies and external expenses	356.3	313.5	13.7%
Provisions	40.1	58.6	(31.6%)
Taxes other than income taxes	76.3	58.5	30.5%
Other operating costs	25.2	13.5	86.5%

EBITDA	1,148.7	1,166.1	(1.5%)
Depreciation and amortisation	493.8	461.1	7.1%
Recurring operating income	654.9	705.0	(7.1%)

Other expenses (Income)	105.7	18.7	n.m.
Work force reduction programme costs	96.8	3.9	n.m.
Losses (gains) on disposal of fixed assets	0.4	2.5	(82.6%)
Other non-recurring costs	8.4	12.3	(31.4%)
Income before financials & income taxes	549.3	686.3	(20.0%)

Financial expenses (income)	103.7	66.6	55.7%
Net interest expenses	116.2	95.9	21.2%
Net foreign currency losses (gains)	(35.9)	(0.5)	n.m.
Net losses (gains) on financial assets	22.0	(51.1)	n.m.
Equity in losses (earnings) of affiliates	(29.1)	(5.9)	n.m.
Other financial expenses	30.4	28.2	7.8%

Income before income taxes	445.6	619.8	(28.1%)
Provision for income taxes	(176.4)	(183.6)	(3.9%)

Income from continued operations	269.2	436.1	(38.3%)
Income from discontinued operations	1.6	(2.7)	n.m.
Income applicable to minority interests	(11.8)	(47.8)	(75.3%)

Consolidated net income	259.0	385.7	(32.8%)

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 3.6446 in 1H04.

CONSOLIDATED REPORT - FIRST HALF 2005	9

Consolidated operating revenues

Consolidated operating revenues increased by 5.0% y.o.y in the first half of 2005 to Euro 3,024 million, reflecting the higher contributions from Vivo, in part as a result of the Real appreciation during the period, and PT Multimedia.

CONTRIBUTION BY SEGMENT			Euro million

	1H05	1H04	Δ 05/04

Wireline	1,035.0	1,064.4	(2.8%)
Domestic mobile -TMN	694.7	689.8	0.7%
Brazilian mobile - Vivo (1)	896.5	764.1	17.3%
Multimedia - PT Multimedia	305.4	285.7	6.9%
Other	92.6	77.2	20.0%

Total operating revenues	3,024.2	2,881.2	5.0%

Domestic retail revenues	915.9	909.4	0.7%
Wireline	670.2	685.3	(2.2%)
Pay-TV and cable Internet	245.7	224.0	9.7%

Average revenue per household (ARPH)	41.8	41.5	0.7%

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 3.6446 in 1H04.

In the first half of 2005, operating revenues from the domestic businesses decreased by 0.2% y.o.y, with the increase in PT Multimedia and TMN offsetting the decrease in wireline. Revenues in the wireline business were down 2.8% y.o.y, in part as a result of the decrease in fixed to mobile termination rates, which impacted revenues by Euro 7 million.

In the first half of 2005, domestic retail revenues (wireline + pay-TV) increased by 0.7% y.o.y to Euro 916 million, with the average revenue per household (ARPH) amounting to Euro 41.8 per month. The aggressive rollout of broadband services and video products continue to change steadily the mix of the ARPH. In the first half of 2005, data and video revenues represented 12.9% and 21.7% of ARPH, respectively, as compared to 8.9% and 20.3% in the same period of last year. Wireline net retail revenues, calculated as wireline retail revenues less corresponding telecommunications costs, increased by 2.8% y.o.y in the first half of 2005 to Euro 582 million, reflecting the successful rollout of ADSL and new pricing plans.

The contribution to consolidated operating revenues from the mobile businesses rose by 2.2pp y.o.y to 52.6% in the first half of 2005, despite the negative impact of the strong adjustment in interconnection rates in Portugal, which fell to Euro 18.5 cents in July 2004 and Euro 14.0 cents in March 2005. Vivo represented 29.6% of consolidated operating revenues in the first half of 2005, an increase of 3.1pp over the same period of last year.

STANDALONE REVENUES BY SEGMENT			Euro million

	1H05	1H04	Δ 05/04

Wireline	1,116.1	1,144.6	(2.5%)
Domestic mobile - TMN	748.1	765.7	(2.3%)
Brazilian mobile - Vivo (1)	896.4	764.1	17.3%
Multimedia - PT Multimedia	305.8	285.9	7.0%
Other and eliminations	(42.2)	(79.1)	(46.7%)

Total operating revenues	3,024.2	2,881.2	5.0%

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 3.6446 in 1H04.

The difference in the growth rates of the standalone revenues and the contribution to consolidated revenues of the domestic mobile business is related to the decline in F2M interconnection rates during the period in analysis.

EBITDA

EBITDA decreased by 1.5% y.o.y in the first half of 2005 to Euro 1,149 million, equivalent to an EBITDA margin of 38.0%, as a result of the reduction in the EBITDA of the mobile businesses, TMN and Vivo.

EBITDA BY BUSINESS SEGMENT				Euro million

	1H05	1H04	Δ 05/04	1H05
				Margin

Wireline	494.2	465.5	6.2%	44.3
Domestic mobile - TMN	334.2	358.1	(6.7%)	44.7
Brazilian mobile - Vivo (1)	241.0	263.3	(8.5%)	26.9
Multimedia - PT Multimedia	94.8	86.2	10.0%	31.0
Other	(15.5)	(7.0)	120.3%	n.m.

Total EBITDA	1,148.7	1,166.1	(1.5%)	38.0
EBITDA margin (%)	38.0	40.5	(2.5pp)

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 3.6446 in 1H04.

In the first half of 2005, EBITDA of the domestic businesses increased by 1.5% y.o.y. Adjusting for the one-off impact of the Euro 23 million receivable from Angola Telecom, which was fully provisioned in previous years, EBITDA of the domestic businesses would have decreased by 1.1% y.o.y, as a result of the decrease in TMN’s EBITDA which reflects the investment in the rollout of 3G and negative impact of lower fixed to mobile termination rates.

In the first half of 2005, the contribution of the wireline business to consolidated EBITDA increased by 3.1pp y.o.y to 43.0% . Excluding the impact of the receivable of Euro 23 million from Angola Telecom, the contribution to consolidated EBITDA from this business segment would have increased by 1.1pp to 41.0% .

CONSOLIDATED REPORT - FIRST HALF 2005	11

PT Multimedia’s contribution to consolidated EBITDA improved by 0.9pp y.o.y to 8.3% in the first half of 2005, underpinned by continued top line growth and margin expansion in the period.

The contribution to consolidated EBITDA from the mobile businesses decreased by 3.2pp y.o.y to 50.1% in the first half of 2005. The contribution of TMN to consolidated EBITDA decreased by 1.6pp y.o.y to 29.1% and Vivo’s contribution decreased by 1.6pp y.o.y to 21.0% . TMN’s EBITDA and margin performance in the period reflects the investment in the rollout of 3G and the negative impact of lower fixed to mobile termination rates, while Vivo’s margin compression is explained by strong customer growth and continued intensification of competitive pressures.

Consolidated recurring operating costs

Consolidated recurring operating costs amounted to Euro 2,369 million, an increase of 8.9% y.o.y over the first half of 2004.

CONSOLIDATED RECURRING OPERATING COSTS (1)				Euro million

	1H05	1H04	Δ 05/04	1H05
				% Revenues

Wages and salaries	336.2	307.0	9.5%	11.1
Post retirement benefits	72.2	79.8	(9.6%)	2.4
Direct costs	426.2	415.1	2.7%	14.1
Costs of telecommunications	291.2	291.4	(0.1%)	9.6
Programming costs	62.5	57.4	9.0%	2.1
Directories	41.6	44.0	(5.5%)	1.4
Other	30.9	22.4	38.3%	1.0
Costs of products sold	288.0	237.8	21.1%	9.5
Marketing and publicity	79.1	74.3	6.5%	2.6
Support services	97.8	82.4	18.6%	3.2
Supplies and external expenses	356.3	313.5	13.7%	11.8
Provisions	40.1	58.6	(31.6%)	1.3
Other operating costs	179.6	146.5	22.6%	5.9

Recurring operating costs, excluding D&A	1,875.5	1,715.1	9.4%	62.0

Depreciation & amortisation	493.8	461.1	7.1%	16.3

Total recurring operating costs	2,369.3	2,176.1	8.9%	78.3

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 3.6446 in 1H04.

Wages and salaries increased by 9.5% y.o.y to Euro 336 million in the first half of 2005 and represented 11.1% of consolidated operating revenues. The growth in this caption is mainly related to the operations in Brazil, which contributed with Euro 18 million to the growth in consolidated wages and salaries (Euro 7 million related to the Real appreciation during the period). At Vivo, wages and salaries in local currency decreased by 1.2% y.o.y in the first half of 2005, while at Dedic, PT’s call centre operation in Brazil, wages and salaries increased from Euro 13 million in the first half of 2004 to Euro 24 million in the first half of 2005, primarily as a result of the incorporation of additional call centre employees.

Post retirement benefit costs (PRB) decreased by 9.6% y.o.y to Euro 72 million in the first half of 2005, and accounted for 2.4% of consolidated operating revenues. This decline is primarily due to the following: (1) a gain of Euro 10 million resulting from further changes in the method of calculating the pension of an employee upon retirement, which are now computed based on the average of the last three years of salary instead of the last year of salary; (2) a decrease of Euro 3 million in the net interest cost due to the combined effect of the contributions made to the funds and the increase in PBO resulting from further curtailments; and (3) an increase of Euro 4 million in the amortisation of actuarial losses due to the changes in actuarial assumptions made at the end of 2004.

Direct costs increased by 2.7% y.o.y to Euro 426 million in the first half of 2005. This cost item represented 14.1% of consolidated operating revenues. Telecommunications costs, which are the main component of direct costs, decreased by 0.1% y.o.y to Euro 291 million in the first half of 2005, mainly as a result of lower traffic volumes in the wireline business and the decrease in fixed-to-mobile and mobile-to-mobile interconnection rates in Portugal, which more than offset the increase of 38.9% y.o.y in telecommunications costs at Vivo related to higher traffic volumes. Telecommunications costs accounted for 9.6% of consolidated operating revenues. Programming costs increased by 9.0% y.o.y to Euro 63 million, primarily as a result of the launch of the digital offer in the Pay TV business aimed at promoting analogue to digital migration.

Costs of product sold grew by 21.1% y.o.y to Euro 288 million, primarily due to higher commercial activity at Vivo and TMN.

Marketing and publicity costs increased by 6.5% y.o.y in the first half of 2005 to Euro 79 million, reflecting higher advertising spend and promotional activities in the wireline business, TMN and Vivo.

Support services costs rose by 18.6% y.o.y in the first half of 2005 to Euro 98 million, mainly due to an increase in this cost item in the wireline business and Vivo, as a result of the outsourcing of certain additional functions and higher call centre costs related to increased commercial activity. This cost item represented 3.2% of consolidated operating revenues.

Supplies and external expenses increased by 13.7% y.o.y in the first half of 2005 to Euro 356 million, primarily as a result of the increase in commissions in the mobile businesses, TMN and Vivo, on the back of higher commercial activity. Supplies and external expenses accounted for 11.8% of consolidated operating revenues.

Provisions decreased by 31.6% y.o.y to Euro 40 million in the first half of 2005. The decrease in this caption is primarily due to: (1) a reversal of a bad debt provision for international traffic in Angola in the

CONSOLIDATED REPORT - FIRST HALF 2005	13

amount of Euro 23 million, in connection with a receivable from Angola Telecom that was fully provisioned in previous years; (2) a decrease of Euro 17 million in TMN, mainly due to the initial recognition in the first half of 2004 of a provision for loyalty programmes of Euro 12 million that compares to an increase of only Euro 2 million in this provision in the first half of 2005; (3) an increase of Euro 20 million in Vivo (Euro 8 million related to the Real appreciation), mainly due to a higher level of bad debts; and (4) an increase of Euro 2 million at PT Multimedia, also due to a higher level of bad debt. This cost item accounted for 1.3% of consolidated operating revenues.

Other operating costs increased by 22.6% y.o.y to Euro 180 million in the first half of 2005. This caption includes Euro 78 million of maintenance and repairs, Euro 76 million of taxes (which mainly include indirect taxes and spectrum fees) and Euro 25 million of other costs. The increase in this caption is primarily related to an increase in spectrum fees at Vivo of Euro 17 million (Euro 5 million related to the Real appreciation), mainly due to the increase in subscribers during the period.

Depreciation and amortisation costs rose by 7.1% y.o.y to Euro 494 million in the first half of 2005, due to the increase of Euro 31 million in the contribution of Vivo for the Group’s D&A. This increase resulted mainly from the allocation of goodwill generated in the recent tender offer of TCO to an intangible asset related to the telecommunication licenses held by TCO, which is being amortised over the remaining period of those licences. This cost item accounted for 16.3% of consolidated operating revenues.

Net income

Net income amounted to Euro 259 million in the first half of 2005, a decrease of 32.8% y.o.y, primarily due to higher curtailments charges and negative changes in the fair value of certain derivative instruments in the first half of 2005.

Workforce reduction programme costs amounted to Euro 97 million in the first half of 2005 (Euro 4 million in the first half of 2004), as a result of the reduction of 406 employees in the wireline business. This curtailment cost item reflects primarily the following: (1) net present value of salaries to be paid to pre-retired employees up to retirement age; (2) net present value of future service costs for early retired and pre-retired employees; and (3) proportional recognition of actuarial gains and losses related to early retired and pre-retired employees.

Net interest expenses amounted to Euro 116 million in the first half of 2005 (Euro 45 million related to loans obtained by Vivo), as compared to Euro 96 million in the same period of last year (Euro 36 million related to loans obtained by Vivo). In the first half of 2005, net interest expenses related to the net debt of PT excluding Brazil increased by 18.3% y.o.y to Euro 71 million, as a result of the increase in average net debt in the first half of 2005. In the first half of 2005, net interest expenses related to Vivo’s net debt increased by 25.4% y.o.y to Euro 46 million, as a result of: (1) the appreciation of the Real in the period (Euro 3 million); and (2) the increase in average net debt and in the average CDI during the first half of 2005. The net interest expenses in the first half of 2005 were equivalent to an average cost of debt, including debt in Brazil, of approximately 5.9% .

Net foreign currency gains increased to Euro 36 million in the first half of 2005 from Euro 0.5 million in the same period of last year, primarily as a result of the evolution of the Euro/Real exchange rate over the period.

Net losses on financial assets amounted to Euro 22 million in the first half of 2005, as compared to net gains of Euro 51 million in the first half of 2004. This caption includes mainly gains and losses on certain derivative contracts, namely: (1) equity swap contracts on PT Multimedia shares (net gains of Euro 0.2 million in the first half of 2005, as compared to Euro 46 million in the first half of 2004); and (2) cross currency derivatives related to Brazil that are not hedging any specific risk (net losses of Euro 20 million in the first half of 2005 against net gains of Euro 2 million in the first half of 2004).

Equity accounting in gains of affiliated companies amounted to Euro 29 million in the first half of 2005, compared to Euro 6 million in the same period of last year. This caption included mainly PT’s share in the earnings of CTM in Macau, Unitel in Angola, and UOL in Brazil, totalling Euro 31 million. The improvement in this caption of Euro 23 million is primarily explained by the increase in the earnings of: (1) Unitel from Euro 6 million to Euro 14 million; (2) UOL from Euro 1 million to Euro 9 million; and (3) Médi Télécom from a negative Euro 7 million to a positive Euro 1 million.

Other financial expenses amounted to Euro 30 million in the first half of 2005, as compared to Euro 28 million in the first half of 2004. This caption includes various financial expenses including banking commissions and related taxes.

The provision for income taxes decreased to Euro 176 million in the first half of 2005, from Euro 184 million in the same period of last year. The effective tax rate increased from 29.6% to 39.6%, mainly as a result of the increase in net losses at certain Vivo subsidiaries during the period that did not generate the recognition of related tax assets. In the first half of 2005, this caption included a non-cash component amounting to Euro 129 million (Euro 124 million in the same period of last year) that was recorded as a reduction of deferred taxes related to tax losses carried forward in previous years.

Discontinued operations, in the first half of 2005, included PT’s share in the earnings of Lusomundo Serviços and PrimeSys. The sale of Lusomundo Serviços was concluded on 25 August 2005, while the

CONSOLIDATED REPORT - FIRST HALF 2005	15

sale of PrimeSys, which was announced on 5 August 2005, is currently pending regulatory approval by the local telecom regulator.

Income applicable to minority interests decreased to Euro 12 million, from Euro 48 million in the same period last year, primarily as a result of the Euro 25 million decrease in the net income of Vivo’s subsidiaries.

Capex

Total capex increased by 57.7% y.o.y in the first half of 2005 to Euro 368 million, as a result of the capex increase across all businesses. Total capex was equivalent to 12.2% of consolidated operating revenues.

CAPEX BY BUSINESS SEGMENT				Euro million

	1H05	1H04	Δ 05/04	1H05
				% Revenues

Wireline	96.5	84.2	14.6%	8.6
Domestic mobile - TMN	47.7	35.4	34.6%	6.4
Brazilian mobile - Vivo (1)	143.0	68.9	107.5%	16.0
Multimedia - PT Multimedia	55.6	22.2	150.4%	18.2
Other	25.5	22.7	12.3%	n.s.

Total capex	368.3	233.5	57.7%	12.2

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 3.6446 in 1H04.

Wireline capex in the first half of 2005 increased by 14.6% y.o.y to Euro 97 million, equivalent to a capex to sales ratio of 8.6% . This increase is primarily related to the strong growth in broadband.

TMN’s capex increased by 34.6% y.o.y to Euro 48 million in the first half of 2005, equivalent to 6.4% of operating revenues. TMN spent approximately 70% of its network capex on 3G.

PT’s share of Vivo’s capex increased from Euro 69 million in the first half of 2004 to Euro 143 million in the first half of 2005, which is equivalent to 16.0% of operating revenues. This increase is primarily explained by the investment in capacity expansion, CDMA overlay in the regions operated by CRT and TCO, and the rollout of 1xRTT and EV-DO.

In the first half of 2005, PT Multimedia’s capex increased by 150.4% y.o.y to Euro 56 million, equivalent to 18.2% of operating revenues, in part as a result of the investment of Euro 17 million corresponding to the discounted rents of a 12 year contract for a fifth transponder to be used in the Pay-TV business for its satellite and premium services.

Other capex increased by 12.3% y.o.y to Euro 25 million in the first half of 2005. This caption included mainly capex related to IT expenditures and the rollout of Corporate SAP across all of PT’s businesses in order to improve efficiency in back-office processes. This caption also includes capex related to fully consolidated businesses not included in the main segments.

Cash flow

EBITDA minus Capex

EBITDA minus Capex totalled Euro 780 million in the first half of 2005, decreasing by 16.3% y.o.y, as a result of the decrease in TMN, Vivo and PT Multimedia. The domestic businesses, on a combined basis, accounted for approximately 93% of the total EBITDA minus Capex.

EBITDA minus CAPEX BY BUSINESS SEGMENT				Euro million

	1H05	1H04	Δ 05/04	1H05
				% Revenues

Wireline	397.7	381.3	4.3%	35.6
Domestic mobile - TMN	286.5	322.7	(11.2%)	38.3
Brazilian mobile - Vivo (1)	98.0	194.4	(49.6%)	10.9
Multimedia - PT Multimedia	39.2	64.0	(38.7%)	12.8
Other	(41.0)	(29.7)	37.9%	n.m.

Total EBITDA minus Capex	780.5	932.6	(16.3%)	25.8

(1) Considering a Euro/Real average exchange rate of 3.3140 in 1H05 and 3.6446 in 1H04.

Free cash flow

In the first half of 2005, operating cash flow decreased by 27.2% y.o.y to Euro 620 million, as a result of the decrease in EBITDA minus Capex and the higher investment in working capital, mainly related to higher receivables at Vivo and at the wireline business. Free cash flow decreased from Euro 392 million in the first half of 2004 to negative Euro 38 million in the first half of 2005, primarily due to the decline in operating cash flow and the extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations.

CONSOLIDATED REPORT - FIRST HALF 2005	17

FREE CASH FLOW			Euro million

	1H05	1H04	Δ 05/04

EBITDA minus Capex	780.5	932.6	(16.3%)
Non-cash items included in EBITDA:
Post retirement benefit costs	72.2	79.8	(9.6%)
Non-current provisions, tax provisions & other non-cash items	23.4	6.7	251.3%
Change in working capital	(255.8)	(167.5)	52.7%

Operating cash flow	620.3	851.6	(27.2%)

Acquisition of financial investments	(10.5)	(55.5)	(81.1%)
Disposals	15.9	5.9	169.8%
Interest paid	(138.3)	(179.5)	(23.0%)
Payments related to post retirement benefits (1)	(483.0)	(168.5)	186.7%
Income taxes paid by certain subsidiaries	(24.1)	(34.8)	(30.8%)
Other cash movements	(18.3)	(26.8)	(31.7%)

Free cash flow	(37.9)	392.4	n.m.

(1) In the first half of 2005, this caption included: (i) Euro 101 million of contributions to the pension fund; (ii) Euro 66 million related to payments of salaries to pre-retired and suspended employees; (iii) Euro 16 million related to payments to PT-ACS in connection with healthcare services provided to retired, pre-retired and suspended employees; and (iv) Euro 300 million related to an extraordinary contribution to fund post retirement healthcare obligations.

Consolidated balance sheet

The gearing ratio [Net Debt / (Net Debt + Shareholders’ Equity)] increased to 55.3% as at 30 June 2005 from 53.7% at 31 December 2004, while the shareholders’ equity plus long term debt to total assets ratio increased to 58.8% from 50.9% over the same period. At the end of June 2005, the net debt to EBITDA ratio was 1.9 times and the EBITDA cover was 9.9 times.

The net exposure (assets minus liabilities) to Brazil amounted to R$ 7,703 million as at 30 June 2005 (Euro 2.704 million at the Euro/Real exchange rate prevailing as at 30 June 2005). The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2005 amounted to Euro 5,344 million, equivalent to approximately 35% of total assets. Approximately 98% of the net exposure (assets minus liabilities) to Brazil is accounted for by the 50% stake in Vivo.

As at 30 June 2005, the accrued post retirement liability included the unfunded gap related to PT’s post retirement obligations of Euro 1,975 million, less the net actuarial losses and other past service obligations of Euro 1,067 million, which were deferred in accordance with IFRS. In the first half of 2005, the accrued post retirement liability decreased by Euro 324 million to Euro 908 million, mainly as a result of: (1) the extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations; (2) a contribution of Euro 101 million to the pension funds corresponding to the expected level of contributions in 2005, excluding the impact of further curtailments during the year; (3) Euro 66 million of salaries paid to pre-retired and suspended employees; and (4) Euro 16 million of payments related to healthcare services. These impacts were mostly offset by the post retirement benefit cost and curtailment cost booked in the income statement, in the first half of 2005, in the amount of Euro 72 million and Euro 97 million respectively.

CONSOLIDATED BALANCE SHEET		Euro million

	30 Jun 2005	31 Dec 2004

Current assets	4,854.9	3,897.2
Cash and equivalents	2,768.2	1,947.0
Accounts receivable, net	1,572.0	1,415.4
Inventories, net	187.8	175.1
Taxes receivable	164.1	179.4
Prepaid expenses and other current assets	162.9	180.3
Non-current assets	9,955.8	9,682.4
Accounts receivable, net	30.0	21.5
Prepaid expenses	4.9	6.2
Taxes receivable	100.1	62.6
Financial investments	434.1	435.3
Intangible assets, net	3,557.2	3,244.9
Tangible assets, net	3,996.3	3,934.3
Deferred taxes	1,002.1	1,125.3
Other non-current assets	831.1	852.3
Assets of discontinued operations	351.8	0.0

Total assets	15,162.4	13,579.6

Current liabilities	3,787.9	4,015.1
Short term debt	1,556.1	1,615.8
Accounts payable	1,018.7	1,264.8
Accrued expenses	604.2	599.8
Deferred income	232.3	225.5
Taxes payable	194.5	173.6
Current provisions and other liabilities	182.0	135.4
Non-current liabilities	7,804.1	6,518.6
Medium and long term debt	5,467.7	3,863.0
Accounts payable	19.0	17.6
Taxes payable	30.2	25.6
Deferred income	17.3	15.6
Accrued post retirement liability	908.2	1,232.1
Deferred taxes	323.7	327.9
Non-current provisions and other liabilities	1,037.9	1,036.9
Liabilities of discontinued operations	126.4	0.0

Total liabilities	11,718.3	10,533.7

Equity before minority interests	2,733.5	2,478.3
Minority interests	710.7	567.6

Total shareholders' equity	3,444.2	3,045.9

Total liabilities and shareholders' equity	15,162.4	13,579.6

CONSOLIDATED REPORT - FIRST HALF 2005	19

Consolidated net debt

Consolidated net debt as at 30 June 2005 amounted to Euro 4,256 million, an increase of Euro 724 million compared to year-end 2004, mainly as a result of: (1) the extraordinary contribution of Euro 300 million to fund post retirement healthcare obligations; (2) the contribution of Euro 101 million to the pension funds; (3) the outflows related to shareholder remuneration, including dividends and share buybacks, amounting to Euro 395 million and Euro 151 million respectively; and (4) the outflows regarding the payments made by PT Multimedia to minority shareholders regarding dividends (Euro 25 million) and share buybacks in connection with the exercise of warrants (Euro 59 million). Excluding the extraordinary contribution to fund post retirement healthcare obligations and the outflows regarding shareholder remuneration at PT and PT Multimedia, net debt would have decreased by Euro 206 million in the first half of 2005.

CHANGE IN NET DEBT	Euro million

1H05

Net debt (initial balance)	3,531.8
Free cash flow	(37.9)
Discontinued operations (media segment + PrimeSys)	39.3
Gains on certain foreign currency derivatives used for hedging	(15.1)
Translation effects of US Dollar and Real denominated debt	(97.3)
Dividends paid by PT	(395.1)
Dividends paid by PT Multimedia	(24.5)
Reverse stock split at Vivo's listed subsidiaries	16.8
Acquisitions of treasury shares / Equity swaps	(150.9)
Warrants issued by PT Multimedia	(59.0)
Net debt (final balance)	4,255.6

Increase in net debt	723.8
Increase in net debt (%)	20.5%

As at 30 June 2005, 77.8% of total debt was medium and long term, while 71.6% of total debt was at fixed rates. As at 30 June 2005, 85.6% of total debt was denominated in Euros, 2.0% in US Dollars and 12.4% in Brazilian Reais. At the end of the period, the only loans with rating triggers (if PT is downgraded to BBB+) were four EIB loans totalling Euro 400 million, including two loans of Euro 250 million drawn in February 2005. In addition, PT has fully underwritten and available commercial paper lines amounting to Euro 875 million, of which Euro 235 million had been drawn down as at 30 June 2005. PT also has stand-by facilities amounting to Euro 900 million, of which Euro 575 million had been drawn down as at 30 June 2005. The 50% share of Vivo’s net debt, consolidated by PT, amounted to Euro 526 million as at 30 June 2005. Most of Vivo’s net debt is either Real denominated or has been swapped into Reais.

CONSOLIDATED NET DEBT				Euro million

	30 Jun 2005	31 Dec 2004	Change	Change (%)

Short term	1,556.1	1,615.8	(59.8)	(3.7%)
Bank loans	374.0	473.9	(99.9)	(21.1%)
Bonds	899.5	585.0	314.6	53.8%
Other loans	249.0	338.0	(88.9)	(26.3%)
Liability with equity swaps on own shares	0.0	189.8	(189.8)	n.s.
Financial leases	33.6	29.2	4.3	14.7%
Medium and long term	5,467.7	3,863.0	1,604.7	41.5%
Bank loans	1,881.1	1,337.0	544.1	40.7%
Exchangeable bonds	390.2	386.9	3.3	0.8%
Bonds	2,951.4	1,848.2	1,103.2	59.7%
Other loans	38.7	90.7	(52.0)	(57.3%)
Financial leases	206.3	200.2	6.2	3.1%

Total debt	7,023.8	5,478.8	1,545.0	28.2%
Cash and equivalents	2,768.2	1,947.0	821.2	42.2%

Net debt	4,255.6	3,531.8	723.8	20.5%

PT’s average cost of debt in the first half of 2005 was 5.9%, including loans obtained in Brazil and denominated in Reais. Excluding Brazilian debt, the average cost of debt in the first half of 2005 was 4.2% .

NET DEBT MATURITY PROFILE		Euro million

Maturity	Net debt	Notes

2005	(2,206.5)	Net cash position
2006	1,541.9	Includes a Euro 900 million Eurobond issued in February 2001
		and a Euro 390 million Exchangeable Bond issued in December 2001
2007	377.5
2008	260.4
2009	1,258.6	Includes a Euro 880 million Eurobond issued in April 1999
2010	568.1
2011	101.3
2012	1,081.6	Includes a Euro 1,000 million Eurobond issued in March 2005
2013	61.3
2014 and following	1,211.4	Includes a Euro 500 million Eurobond issued in March 2005 (matures in 2017)
		and a Euro 500 million Eurobond issued in June 2005 (matures in 2025)

Total	4,255.6

On 24 March 2005, PT issued Euro 1.5 billion of Eurobond with maturities of 7 years (Euro 1 billion) and 12 years (Euro 500 million) and on 16 June 2005 issued a further Euro 500 million Eurobond with a 20 year maturity, as part of its balance sheet refinancing. In February 2005, PT had also drawn Euro 250 million from two 10-year loans entered into with the EIB in December 2004 and January 2005. In addition, the maturity of certain stand-by facilities totalling Euro 750 million was extended by an additional two years. As a consequence of all these operations, PT’s debt maturity increased to 8.9 years. Excluding Brazilian debt, the debt maturity was extended to 9.5 years.

CONSOLIDATED REPORT - FIRST HALF 2005	21

DEBT RATINGS

	Current	Outlook	Last change

Standard & Poor's	A-	Stable	6 Mai 2003
Moody's	A3	Stable	14 Jun 2002

Shareholder’s equity (excluding minority interest)

As at 30 June 2005, shareholders' equity excluding minority interest amounted to Euro 2,733 million, an increase of Euro 255 million since the end of last year, as a result mainly of: (1) the dividends paid in the period amounting to Euro 395 million; (2) the acquisition of treasury stock amounting to Euro 151 million, in line with the announced share buyback programme; (3) the impact for PT amounting to Euro 33 million of the treasury shares acquired by PT Multimedia from the minority shareholders that opted for the physical exercise of the warrants issued by PT Multimedia in May 2005; (4) the net income generated during the period of Euro 259 million; and (5) the impact of positive currency translation adjustments of Euro 582 million, mainly due to the appreciation of the Brazilian Real exchange rate against the Euro (Euro/R$ 3.6147 at year-end 2004 compared to Euro/R$ 2.8489 at the end of June 2005).

As at 15 September 2005, PT had 37,628,550 treasury shares, equivalent to 3.0% of share capital prior to the cancellation of the 7.0% treasury shares on 28 December 2004. PT has thus completed the 10% share buyback announced in September 2003.

Pursuant to Portuguese legislation, the amount of distributable reserves is determined according to the standalone financial statements of the company prepared in accordance with Portuguese GAAP. Distributable reserves decreased from Euro 851 million as at year end 2004 to Euro 349 million at the end of June 2005, primarily as a result of: (1) Euro 395 million related to dividends paid; (2) Euro 340 million related to the acquisition of treasury shares through the exercise of equity swaps on PT shares (including Euro 151 million related to equity swaps contracted in the first half of 2005); (3) Euro 201 million related to 95% of the net income generated in the period under PGAAP of Euro 212 million; and (4) Euro 32 million related to the amount received by PT from PT Multimedia in connection with the financial exercise of the warrants issued by PT Multimedia in May 2005, which corresponds to an effective distribution of reserves. The level of distributable reserves is impacted by the amount of: (1) treasury stock owned; (2) net income generated; and (3) dividends paid out. Additionally, distributable reserves may be negatively impacted by a depreciation of the Euro/Real exchange rate. Taking into account the level of PT’s exposure to Brazil as at 30 June 2005, such a depreciation would only have a negative impact on distributable reserves if the Euro/Real exchange rate were to depreciate beyond 3.95.

Operating Review

Wireline

Operating revenues decreased by 2.5% y.o.y to Euro 1,116 million in the first half of 2005, as a result of the decrease in retail, wholesale and other wireline revenues. Excluding the impact of the decrease in fixed-to mobile interconnection rates, operating revenues would have decreased by 1.9% y.o.y. In effect, net revenues and net retail revenues, which adjust for corresponding telecom costs, increased by 2.5% and 2.8% respectively in the first half of 2005.

WIRELINE OPERATING REVENUES (1)			Euro million

	1H05	1H04	Δ 05/04

Retail	671.3	688.7	(2.5%)
Fixed charges	343.1	330.3	3.9%
Traffic	249.8	303.5	(17.7%)
Domestic	216.0	265.3	(18.6%)
International	33.8	38.2	(11.5%)
ADSL retail	70.7	41.2	71.5%
ISP and other	7.7	13.6	(43.6%)
Wholesale	211.6	220.0	(3.8%)
Traffic	106.7	120.9	(11.7%)
Leased lines	84.9	77.4	9.7%
Other	20.0	21.7	(7.9%)
Data & corporate	124.1	118.8	4.5%
Data communications	60.7	50.7	19.6%
Leased lines	16.4	25.6	(36.0%)
Network management & outsourcing	11.5	8.4	36.3%
Other	35.6	34.0	4.5%
Other wireline revenues	109.1	117.1	(6.8%)
Other fixed line telephone services	20.1	12.0	66.9%
Other operating revenues	9.5	19.9	(52.1%)
Sales of telecom equipment	15.7	16.3	(4.0%)
Telephone directories	61.4	65.8	(6.7%)
Portals	2.4	3.0	(20.9%)

Total operating revenues	1,116.1	1,144.6	(2.5%)

(1) Inclui transacções intragrupo.

In terms of retail revenues, fixed charges increased by 3.9% to Euro 343 million in the first half of 2005, on the back of a higher contribution from pricing plans, which now account for 8.6% of fixed charges, and also the impact of the price increase of monthly fee in August last year that led to an average increase of 2.9%, more than offsetting the fall in the number of accesses. On the other hand, traffic revenues fell by 17.7% y.o.y as a result of the declining trend in traffic volumes and the reduction of fixed to mobile prices. ADSL Retail revenues posted a significant increase in the first half of 2005, amounting to Euro 71 million, up from Euro 41 million in the same period of last year. ISP dial-up revenues decreased by 43.6% y.o.y to Euro 8 million as a result of the aggressive rollout of broadband.

CONSOLIDATED REPORT - FIRST HALF 2005	23

The net effect of these trends was a decrease in retail revenues of 2.5% y.o.y in the first half of 2005 to Euro 671 million.

The competitive environment in the corporate segment remained challenging. Notwithstanding, through an increasingly integrated offer, PT won several new contracts over the period, with special emphasis for IT contracts, where PT is starting to make important inroads. Network management and outsourcing service revenues also had a positive performance, increasing by 36.3% y.o.y in the first half of 2005. Data services and Internet continued to perform strongly in the first half of 2005. Furthermore, there was a strong effort to improve the VAS offering, both in voice and data.

Wholesale revenues decreased by 3.8% y.o.y in the first half of 2005 to Euro 212 million, mainly as a result of the decrease in traffic revenues, which offset the growth in leased lines. The decrease in traffic revenues is explained by the decline in incoming international revenues, as a result of the reduction imposed by the regulator of I2M interconnection rates, in line with the adjustment in other interconnection rates (F2M and M2M), as well as the decline in international transit revenues. The increase in leased line revenues was underpinned by the increase in the number of leased lines provided to other telecom operators.

WIRELINE INCOME STATEMENT (1)			Euro million

	1H05	1H04	Δ 05/04

Operating revenues	1,116.1	1,144.6	(2.5%)
Services rendered	1,090.8	1,108.3	(1.6%)
Sales	15.7	16.3	(4.0%)
Other operating revenues	9.5	19.9	(52.1%)

Recurring operating costs, excluding D&A	621.8	679.1	(8.4%)
Wages and salaries (2)	145.0	137.6	5.4%
Post retirement benefits (PRB)	72.1	79.7	(9.6%)
Direct costs	196.9	243.0	(19.0%)
Costs of telecommunications	154.4	199.2	(22.5%)
Directories	41.5	44.0	(5.6%)
Other	1.0	(0.3)	n.m.
Costs of products sold	14.9	19.0	(21.9%)
Marketing and publicity	23.3	15.5	49.7%
Support services	65.6	52.1	26.1%
Supplies and external expenses	72.6	66.1	9.9%
Provisions	(15.7)	7.0	n.m.
Other operating costs	47.2	59.2	(20.3%)

EBITDA	494.2	465.5	6.2%
Depreciation and amortisation	173.6	188.1	(7.7%)
Recurring operating income	320.6	277.4	15.6%

EBITDA margin	44.3%	40.7%	3.6pp
Capex	96.5	84.2	14.6%
Capex as % of revenues	8.6%	7.4%	1.3pp
EBITDA minus capex	397.7	381.3	4.3%

(1) Includes intragroup transactions.
(2) The increase in this caption results primarily from the incorporation of PT Corporate in the wireline segment in the 1H05. Excluding this impact, wages and salaries of the wireline business would have increased by 2.3% y.o.y in the first half 2005, primarily due to a reduction in the level of own work capitalised during the period.

EBITDA increased by 6.2% y.o.y in the first half of 2005 to Euro 494 million, primarily due to the reversal of a bad debt provision for international traffic in Angola in the amount of Euro 23 million. The improvement in margin resulted primarily from the ongoing cost rationalisation initiatives, the reduction in post retirement benefit costs (as discussed in the consolidated recurring operating costs section) and the effect of declining interconnection rates.

Capex amounted to Euro 97 million in the first half of 2005, an increase of 14.6% y.o.y and equivalent to 8.6% of operating revenues, in part as a result of the aggressive rollout of broadband. EBITDA minus Capex in the first half of 2005 amounted to Euro 398 million, an increase of 4.3% over the same period of last year and equivalent to 35.6% of operating revenues.

PT continued to lead the market in Portugal in terms of total minutes of outgoing traffic, number of access lines and ADSL lines, notwithstanding the significant increase in competition. This performance has been achieved as a result of the successful implementation of customer loyalty initiatives, based on product differentiation and innovation, competitive pricing offers, customer care and quality of service.

CONSOLIDATED REPORT - FIRST HALF 2005	25

WIRELINE OPERATING DATA

	1H05	1H04	Δ 05/04

Main lines ('000)	4,445	4,282	3.8%
PSTN/ISDN	3,871	3,985	(2.8%)
Carrier pre-selection	540	485	11.4%
ADSL retail	500	260	92.1%
ADSL wholesale	46	33	40.3%
Unbundled local loops	28	5	n.m.
Net additions ('000)	68	56	20.5%
PSTN/ISDN	(77)	(52)	48.6%
Carrier pre-selection	55	46	19.6%
ADSL retail	120	99	20.8%
ADSL wholesale	5	5	2.9%
Unbundled local loops	19	3	n.m.
Pricing plans ('000)	1,330	470	183.1%
ARPU (Euro)	34.0	34.3	(0.8%)
Subscription and voice	29.7	31.1	(4.4%)
Data	4.3	3.2	34.4%
Call completion rate (%)	99.8	99.8	0.0pp
Faults per 100 access lines (no.)	4.2	4.8	(0.6pp)
Total data communication accesses ('000)	36	36	0.6%
Corporate web capacity sold (mbps)	8,732	4,330	101.7%
Number of leased lines ('000)	15.8	17.9	(11.8%)
Capacity (equivalent to 64 kbps) ('000)	187	179	4.8%
Digital (%)	96.1	95.5	0.6pp

Total main lines increased by 68 thousand in the first half of 2005, boosted by the high level of ADSL retail net additions that totalled 120 thousand in the period. Net disconnections of PSTN/ISDN lines totalled 77 thousand in the first half of 2005, as a result of rising competition and a weak macroeconomic environment. Total main lines in the wireline business reached 4,445 thousand at the end of the first half of 2005, of which 3,871 thousand were PSTN/ISDN, 500 thousand were ADSL retail, 46 thousand were ADSL wholesale and 28 thousand unbundled local loops.

As part of PT’s strategy of enhancing the value of its broadband offer to its residential customers, PT upgraded its customers’ broadband speeds by a factor of four, with the standard product now offering speeds of up to 2mbps. In line with its objective of accelerating broadband penetration in Portugal and encouraging the use of the Internet, PT organised a nationwide contest - the Sapo Challenge - among all the schools in the country, which tested the childrens’ ability to use “search” and PT’s portal and instant messaging service called “Sapo”.

The launch of PT’s instant messaging service – Sapo Messenger – has also been a great success. The service leverages on the Sapo brand (the leading portal in Portugal), the ability to connect with other messengers available in the market (such as MSN and ICQ), send and receive SMS and a strong focus on local content. Sapo Messenger had approximately 150 thousand active users at the end of the first half of 2005. The success of this service has paved the way for the introduction of softphone VoIP and Video services, based on the Sapo Messenger, already in the third quarter of 2005.

The growth in pricing plans remained strong, with net additions in the first half of 2005 reaching 383 thousand. The total number of pricing plans reached 1,330 thousand at the end of the first half of 2005, equivalent to a penetration of 36.5% of residential lines.

The fixed telephone service tariffs were updated and rebalanced as of August 2004, which resulted in an average line rental increase of 2.9% y.o.y in the first half of 2005 and average decreases of 20.7% and 27.9% in the cost of regional and domestic long call distance respectively.

Total ARPU (voice and data) decreased by 0.8% y.o.y in the first half of 2005 to Euro 34.0. Subscription and voice ARPU (PSTN/ISDN less dial-up Internet) decreased by 4.4% y.o.y to Euro 29.7, as a result of declining traffic revenues, and data ARPU (ADSL plus dial-up Internet) increased by 34.4% y.o.y to Euro 4.3, representing already 12.6% of total ARPU in the first half of 2005. ADSL ARPU was Euro 27.7 in the first half of 2005, which compares to Euro 33.8 in the same period of last year. The dilution in ADSL ARPU is explained by the increasing take-up of the prepaid product.

In the first half of 2005, interconnection rates decreased by 10.0% y.o.y for call termination and by 9.9% y.o.y for call origination.

PT remains the leading operator in the corporate data and integrated solutions market in Portugal. In this business segment, Internet capacity sales increased by 101.7% y.o.y in the first half of 2005, as a result of the expansion of ADSL. Total data communication accesses increased by 0.6% y.o.y in the first half of 2005. Leased lines capacity to end-users increased by 4.8% y.o.y in the first half of 2005, with leased line digital capacity reaching 96.1% of the total leased line capacity, an improvement of 0.6pp over the same period of last year.

CONSOLIDATED REPORT - FIRST HALF 2005	27

WIRELINE TRAFFIC BREAKDOWN

	1H05	1H04	Δ 05/04

Total traffic	7,587	8,617	(12.0%)
Retail	3,335	3,785	(11.9%)
F2F domestic	2,270	2,614	(13.1%)
F2M	427	468	(8.8%)
International	197	181	8.8%
Other	441	521	(15.5%)
Wholesale	4,252	4,832	(12.0%)
Internet	1,043	1,838	(43.2%)

Total originated traffic in the fixed network	5,479	6,616	(17.2%)
Originated MOU (minutes / month)	233	275	(15.4%)
Retail MOU (minutes / month)	165	180	(8.5%)
F2F domestic MOU (minutes / month)	97	109	(11.0%)

Total traffic in the first half of 2005 fell by 12.0% y.o.y, on the back of the decline of 11.9% in retail traffic and 12.0% in wholesale traffic, which was strongly influenced by the 43.2% fall in dial-up Internet traffic as a result of the strong rollout of broadband. F2F domestic traffic fell by 13.1% y.o.y in the first half of 2005, as a result of the Sunday free traffic campaign held in the previous year. Excluding the impact of this free campaign in the first half of 2004, F2F domestic traffic would have fallen by 9.4% y.o.y in the first half of 2005. Retail MOU, which excludes carrier pre-selection lines, fell by 8.5% y.o.y in the first half of 2005 to 165 minutes, in part as a result of the Sunday free minutes campaign in the previous year. Excluding the impact of this campaign in 2004, retail MOU would have decreased by 6.2% y.o.y in the first half of 2005.

Domestic mobile - TMN

Operating revenues amounted to Euro 748 million in the first half of 2005, a decrease of 2.3% y.o.y, primarily as a result of the decline in service revenues, which fell by 2.1% y.o.y to Euro 687 million, reflecting the negative impact of the adjustment in interconnection rates. Customer revenues increased by 2.9% y.o.y to Euro 538 million, as a result of the increase of the customer base. Interconnection revenues fell by 16.7% y.o.y, on the back of the two cuts in interconnection rates, which occurred in July 2004 (to Euro 18.5 cents per minute) and March 2005 (to Euro 14.0 cents per minute), representing a reduction of approximately 27.5% in interconnection rates. Excluding the impact of lower interconnection rates, operating revenues would have increased by approximately 2% y.o.y. Revenues from handset sales remained broadly flat at Euro 59 million.

DOMESTIC MOBILE INCOME STATEMENT (1)			Euro million

	1H05	1H04	Δ 05/04

Operating revenues	748.1	765.7	(2.3%)
Services rendered	687.2	701.8	(2.1%)
Billing	537.6	522.3	2.9%
Interconnection	149.6	179.5	(16.7%)
Sales	58.5	58.5	0.1%
Other operating revenues	2.4	5.4	(55.4%)

Recurring operating costs, excluding D&A	413.9	407.6	1.5%
Wages and salaries	28.5	27.3	4.4%
Direct costs	155.3	151.0	2.8%
Costs of telecommunications	141.8	142.5	(0.5%)
Other	13.5	8.5	57.5%
Costs of products sold	77.6	59.8	29.8%
Marketing and publicity	16.2	15.0	7.9%
Support services	9.0	11.9	(24.4%)
Supplies and external expenses	85.5	83.8	2.0%
Provisions	8.9	26.4	(66.4%)
Other operating costs	33.0	32.4	1.8%

EBITDA	334.2	358.1	(6.7%)
Depreciation and amortisation	101.5	95.3	6.5%
Recurring operating income	232.7	262.8	(11.5%)

EBITDA margin	44.7%	46.8%	(2.1pp)
Capex	47.7	35.4	34.6%
Capex as % of revenues	6.4%	4.6%	1.7pp
EBITDA minus capex	286.5	322.7	(11.2%)

(1) Includes intragroup transactions.

EBITDA amounted to Euro 334 million in the first half of 2005, a decrease of 6.7% y.o.y, primarily as a result of: (1) the strong reduction in termination rates; (2) higher subscriber acquisition and retention costs related to the rollout of 3G; and (3) an increase in other costs related to the rollout of the 3G network, namely higher leased lines costs. EBITDA margin in the first half of 2005 stood at 44.7%, with pre-SARC EBITDA margin improving by 0.8pp y.o.y to 53.6% in the first half of 2005.

Capex represented 6.4% of operating revenues, increasing by 34.6% y.o.y to Euro 48 million in the first half of 2005. Capex was primarily directed towards network capacity and coverage, including the rollout of 3G (70% of network capex), and improvements in quality of service and customer care. EBITDA minus Capex amounted to Euro 287 million, equivalent to 38.3% of operating revenues.

CONSOLIDATED REPORT - FIRST HALF 2005	29

DOMESTIC MOBILE OPERATING DATA

	1H05	1H04	Δ 05/04

Customers ('000)	5,108	4,872	4.8%
Net additions ('000)	54	(15)	n.m.
Total churn (%)	23.2	26.0	(2.8pp)
Data as % of service revenues (%)	10.9	9.3	1.6pp
ARPU (Euro)	22.6	23.8	(4.9%)
Customer bill	17.7	17.7	(0.1%)
Interconnection	4.9	6.1	(19.1%)
MOU (minutes)	119.5	119.2	0.2%
ARPM (Euro cents)	19.0	20.0	(5.1%)
SARC (Euro)	64.1	47.5	34.9%
CCPU (1) (Euro)	11.3	11.1	2.0%
ARPU minus CCPU (Euro)	11.4	12.8	(10.9%)

(1) CCPU (cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

TMN had 5,108 thousand customers at the end of June 2005, an increase of 4.8% y.o.y. Net additions in the first half of 2005 reached 54 thousand. As a result of the ongoing postpaid migration campaigns, postpaid customers represented 66% of net additions in the first half of 2005. Postpaid customers increased by 11.0% y.o.y, with the weight of prepaid decreasing by 1.0pp to 82.9% of the total customer base. Churn decreased by 2.8pp y.o.y to 23.2% in the first half of 2005, with churn to competition being less than 5%, according to market research undertaken by TMN.

Data services accounted for 10.9% of service revenues in the first half of 2005, an improvement of 1.6pp over the previous year, underpinned by the growth of non-SMS data that already accounted for 18.9% of data revenues in the period. The number of SMS messages in the first half of 2005 amounted to 718 million, corresponding to approximately 49 messages per month per active SMS user. The number of active SMS users reached 47.0% of total customers. The take-up of I9 (mobile multimedia portal) progressed well over the quarter, with I9 customers reaching more than 630 thousand at the end of June 2005. Games, ringing tones, sports and video downloads constitute the top daily access subjects per user. As at 30 June 2005, TMN had 398 thousand active MMS customers.

As at 30 June 2005, TMN had over 100 thousand 3G customers. The rollout of 3G is progressing well both from a product portfolio and network rollout point of view. UMTS geographical coverage currently stands at 12%, which is equivalent to 60% of population coverage.

Minutes of usage (MOU) remained broadly flat at 119.5 minutes in the first half of 2005, when compared to the same period of last year, although MOU in the first half of 2004 was positively impacted by the one-off effect of the Euro 2004 championship event.

ARPU in the first half of 2005 was Euro 22.6, a decrease of 4.9% y.o.y, on the back of a strong reduction in interconnection rates. Customer ARPU remained broadly flat in the first half of 2005, as a result of a higher data usage, which was compensated by the traffic promotions aimed at stimulating on-net traffic, and the one-off positive impact of the Euro 2004 in second quarter of 2004. The 19.1% y.o.y decline in the interconnection ARPU was primarily due to the two interconnection rate cuts that occurred over the last 12 months.

Brazilian mobile - Vivo

In the first half of 2005, Vivo’s operating revenues, stated in Brazilian Reais and in accordance with IFRS, increased by 6.7% y.o.y to R$ 5,941 million, reflecting primarily the increase of service revenues of 2.2% y.o.y, and the increase of 50.5% y.o.y from sales of equipment.

BRAZILIAN MOBILE INCOME STATEMENT (1)			R$ million

	1H05	1H04	Δ 05/04

Operating revenues	5,941.5	5,569.8	6.7%
Services rendered	5,173.3	5,061.9	2.2%
Sales	616.0	409.3	50.5%
Other operating revenues	152.2	98.6	54.3%

Recurring operating costs, excluding D&A	4,344.1	3,650.3	19.0%
Wages and salaries	308.6	312.5	(1.2%)
Direct costs (including costs of telecomunications)	638.8	503.0	27.0%
Costs of products sold	1,249.4	1,163.2	7.4%
Marketing and publicity	212.1	209.1	1.4%
Support services	356.8	295.8	20.6%
Supplies and external expenses	765.4	665.6	15.0%
Provisions	278.6	160.8	73.3%
Other operating costs	534.4	340.4	57.0%

EBITDA	1,597.4	1,919.5	(16.8%)
Depreciation and amortisation	1,130.0	1,013.0	11.5%
Recurring operating income	467.4	906.5	(48.4%)

EBITDA margin	26.9%	34.5%	(7.6pp)
Capex	947.8	502.3	88.7%
Capex as % of revenues	16.0%	9.0%	6.9pp
EBITDA minus capex	649.6	1,417.2	(54.2%)

(1) Information prepared in accordance with IFRS.

EBITDA decreased by 16.8% y.o.y to R$ 1,597 million in the first half of 2005. EBITDA margin decreased by 7.6pp y.o.y to 26.9% in the first half, reflecting higher subscriber acquisition and retention costs as a result of increased competition and strong customer growth.

Capex rose to R$ 948 million in the first half of 2005, equivalent to 16.0% of revenues, primarily as a result of capacity expansion, CDMA overlay in the regions operated by CRT and TCO, and the rollout of 1xRTT and EV-DO. Over 60% of the capex in the first half of 2005 was related to 1xRTT and EV-DO. EBITDA minus Capex decreased by 54.2% y.o.y to R$ 650 million in the first half of 2005, as a result of the decrease in EBITDA and pick-up in capex.

CONSOLIDATED REPORT - FIRST HALF 2005	31

BRAZILIAN MOBILE OPERATING DATA (1)

	1H05	1H04	Δ 05/04

Customers ('000)	28,446	23,514	21.0%
Market share in areas of operation (%)	47.6	54.5	(6.9pp)
Net additions ('000)	1,903	2,858	(33.4%)
Total churn (%)	20.3	21.8	(1.6pp)
SARC (R$)	175.3	133.8	31.1%
MOU (minutes)	80.1	91.7	(12.6%)
ARPU (R$)	28.7	34.0	(15.5%)
Data as % of service revenues (%)	5.8	4.1	1.7pp
CCPU (2) (R$)	17.5	18.3	(4.2%)
ARPU minus CCPU (R$)	11.2	15.7	(28.7%)

(1) Operating data calculated using Brazilian GAAP.
(2) CCPU (cash cost per user) = Operating costs minus provisions, depreciation and amortisation, and sales of equipment per user.

Vivo had 28,446 thousand customers at the end of June 2005, an increase of 21.0% y.o.y. Vivo added 1,903 thousand customers in the first half of 2005. Vivo’s market share at the end of June 2005 was 47.6% in its areas of operation and 37.7% in the whole of Brazil. Total churn decreased by 1.6pp y.o.y to 20.3%, reflecting the success of loyalty programmes introduced during 2004 and the notoriety of the Vivo brand. Subscriber acquisition and retention costs (SARC) increased by 31.1% to R$175 as a result of the higher subsidisation in the quarter related to the strong commercial activity around Mother’s Day and St. Valentine’s Day.

Although growth in the Brazilian mobile market has been mainly in the prepaid segment, Vivo continues to actively target and retain postpaid customers, which represented almost 17.1% of the additions in the first half of 2005, against less than 1.5% in the first half of 2004. Prepaid customers accounted for 80.6% of the total customer base at the end of June 2005.

Data as a percentage of total service revenues was 5.8% in the first half of 2005, compared to 4.1% in the same period of last year. Approximately 29% of data revenues is derived from non-SMS data, such as downloads, Internet access and others. The number of downloads in the half reached an average of 1,030 thousand per month, as Vivo has been actively marketing 3G data services, supported on 1xRTT and EV-DO.

Vivo’s blended MOU dropped by 12.6% y.o.y in the first half of 2005 to 80.1 minutes, due to the changing mix of the customer base towards prepaid and the negative evolution of incoming traffic, particularly in prepaid that was impacted by tariff rebalancing and the increase in fixed-to-mobile termination prices (V-UM). Postpaid MOU increased by 1.8% y.o.y in the first half of 2005, underpinned by a strong increase in outgoing MOU.

Vivo’s blended ARPU was R$ 28.7 in the first half of 2005, a decrease of 15.5% over the same period of last year, primarily as a result of the changing mix of the customer base towards prepaid, the decrease in incoming traffic, and the impact of the repositioning of postpaid pricing plans (“right planning”).

Multimedia - PT Multimedia

After 10 years of operations, the Pay-TV business undertook a database cleanup of inactive and bad debt customers in the first half of 2005, totalling 143 thousand customers (8.8% of the customer base), following the migration to new CRM, billing and provisioning systems. Revenues were adjusted accordingly. It is likely that with ongoing initiatives in this area, further adjustments may be carried out in the next two quarters.

PT Multimedia’s reported operating revenues increased by 7.0% y.o.y to Euro 306 million in the first half of 2005, underpinned by an increase in Pay-TV and cable Internet revenues, which benefited from continued customer growth and the increase in broadband penetration. Audiovisuals revenues fell by 18.7% y.o.y in the first half of 2005 as a result of lower cinema attendance rates.

MULTIMEDIA INCOME STATEMENT (1)			Euro million

	1H05	1H04	Δ 05/04

Operating revenues	305.8	285.9	7.0%
Pay-TV and cable Internet	271.1	243.4	11.4%
Audiovisuals	34.4	42.3	(18.7%)
Other	0.3	0.1	140.7%

Recurring operating costs, excluding D&A	211.0	199.7	5.7%
Wages and salaries	21.2	20.9	1.0%
Direct costs	97.3	89.1	9.2%
Programming costs	67.1	60.1	11.7%
Costs of telecommunications	15.6	13.3	17.8%
Other	14.6	15.8	(7.9%)
Costs of products sold	8.1	7.1	15.3%
Marketing and publicity	9.0	11.7	(23.4%)
Support services	19.3	17.0	13.8%
Supplies and external expenses	41.6	42.1	(1.2%)
Provisions	3.9	2.0	96.8%
Other operating costs	10.7	9.8	9.2%

EBITDA	94.8	86.2	10.0%
Depreciation and amortisation	28.3	24.8	14.0%
Recurring operating income	66.5	61.4	8.4%

EBITDA margin	31.0%	30.2%	0.9pp
Capex	55.6	22.2	150.4%
Capex as % of revenues	18.2%	7.8%	10.4pp
EBITDA minus capex	39.2	64.0	(38.7%)

(1) Includes intragroup transactions.

PT Multimedia’s reported EBITDA increased by 10.0% y.o.y in the first half of 2005 to Euro 95 million, and EBITDA margin was 31.0% . The underlying annual growth in EBITDA in the first half of 2005 resulted from the growth in basic and broadband customers, as well as the improvement in ARPU.

CONSOLIDATED REPORT - FIRST HALF 2005	33

In the first half of 2005, PT Multimedia’s capex increased to Euro 56 million, equivalent to 18.2% of revenues, primarily as a result of the investment of Euro 17 million in satellite capacity of a fifth transponder. In addition, the capex of the first half of 2005 included investments in set top boxes, in IT and in the network. EBITDA minus Capex amounted to Euro 39 million in the first half of 2005, equivalent to 12.8% of operating revenues.

PAY-TV AND CABLE INTERNET OPERATING DATA (1)

	1H05	1H04	05/04

Homes passed ('000)	2,606	2,514	3.7%
Bi-directional (broadband enabled)	2,484	2,283	8.8%
Pay-TV customers (2) (3) ('000)	1,465	1,487	(1.5%)
Cable	1,076	1,123	(4.2%)
DTH	389	364	6.8%
Pay-TV net additions ('000)	16	45	(64.7%)
Penetration rate of cable (%)	41.3	44.7	(3.4pp)
Premium subscriptions (3) ('000)	786	876	(10.2%)
Pay to basic ratio (%)	53.6	58.9	(5.2pp)
Cable broadband accesses ('000)	333	269	23.7%
Cable broadband net additions ('000)	27	39	(29.3%)
Blended ARPU (Euro)	27.6	25.0	10.3%

(1) As a result of a database cleanup, following the migration to new CRM, provisioning and billing systems, the number of Pay-TV customers at the end of 1H05 and 2004 was 1,465 thousand and 1,449 thousand respectively. The adjusted number of cable broadband customers at the end of 1H05 and 2004 was 333 thousand and 305 thousand respectively.
(2) These figures are related to the total number of Pay-TV basic service customers. PT Multimedia's Pay-TV business offers several basic packages, based on different technologies, and directed to different market segments (residential, real estate and hotels), with a distinct geographic scope (mainland Portugal and the Azores and Madeira islands) and with a variable number of channels.
(3) These figures include products in temporary promotions, such as the "Try and Buy" promotion.

Homes passed totalled 2,606 thousand at the end of June 2005, of which 95.3% were bi-directional and therefore broadband enabled. Pay-TV customers increased by 16 thousand in the first half of 2005, totalling 1,465 thousand at the end June 2005, of which 1,076 thousand were cable and 389 thousand were DTH.

The number of premium subscriptions decreased by 10.2% y.o.y to 786 thousand at the end of June 2005, corresponding to a pay to basic ratio of 53.6%, reflecting the weak macroeconomic environment. In the first half of 2005, the Pay-TV business continued the digitalisation programme, with the total digital set top boxes reaching more than 380 thousand at the end of June 2005.

In May 2005, PT Multimedia introduced the digital TV service, “Funtastic Life”. With 60 channels, the service reinforced the content offer of entertainment, movies, documentaries, sports, kids and music. The Pay-TV business also launched a new premium movie channel, “Lusomundo Happy”.

Broadband customers rose by 23.7% y.o.y in the first half of 2005, reaching 333 thousand customers at the end of June 2005. Approximately 27 thousand Netcabo customers were added in the first half of 2005, post database cleanup, while the penetration of the Internet service among cable TV subscribers increased to 30.9% at the end of June 2005, which compares with 23.9% in a previous year. In May 2005, PT Multimedia multiplied by a factor of four the speed of its broadband products and introduced for the first time speeds of up to 8mbps.

Blended ARPU of the Pay-TV and cable Internet business was Euro 27.6 in the first half of 2005, equivalent to an increase of 10.3% y.o.y, and reflecting the higher penetration of broadband services and the increase in Pay-TV prices.

Other international investments

In the first half of 2005, Médi Télécom revenues grew by 25.0% y.o.y to MAD 2,046 million, while EBITDA increased by 9.8% y.o.y to MAD 785 million. The total customer base increased by 60.6% y.o.y to 3,450 thousand, with net additions in the first half totalling 516 thousand. MOU decreased by 13.0% y.o.y in the first half of 2005, reaching 59.5 minutes. ARPU totalled MAD 105.7 in the first half of 2005, a decrease of 20.1% over the same period of last year, due to the increase in the subscriber base and the changing mix of the customer base towards prepaid.

FINANCIAL HIGHLIGHTS IN 1H05 (1) (2)						Local currency - million

	Currency	Average FX	Stake	Revenues	y.o.y.	EBITDA	y.o.y.	EBITDA
		1H05						margin

Médi Télécom	MAD	11.1	32.18%	2,046	25.0%	785	9.8%	38.4%
Unitel	USD	1.3	25.00%	189	113.1%	134	118.4%	70.7%
CTM	MOP	10.3	28.00%	913	13.6%	390	13.2%	42.7%
CVT	CVE	110.3	40.00%	2,831	2.2%	1,690	1.8%	59.7%
CST	STD	13,003.0	51.00%	50,688	10.8%	16,107	8.6%	31.8%

(1) All information in local GAAP.
(2) Figures account for 100% of the company. PT has management contracts in Médi Télécom, CVT and Unitel.

Unitel’s revenues and EBITDA grew by 113.1% and 118.4% y.o.y respectively in the first half of 2005, underpinned by a strong growth in the subscriber base. Net additions totalled 206 thousand in the first half of 2005, with the total customer base reaching 794 thousand at the end of the period, an increase of 189.3% y.o.y. Unitel’s MOU decreased by 22.2% y.o.y in the first half of 2005 to 186 minutes, due to the increase in the customer base. ARPU totalled USD 47.2 in the first half of 2005, a decrease of 16.1%, primarily as a result of the strong growth in the customer base.

CTM’s revenues increased by 13.6% y.o.y to MOP 913 million in the first half of 2005, as a result of the increase in the customer base of the mobile and broadband divisions. EBITDA improved 13.2% y.o.y, reflecting the top line growth. In the mobile division, CTM’s ARPU reached MOP 221.7 in the first half of

CONSOLIDATED REPORT - FIRST HALF 2005	35

2005, a decrease of 8.1% y.o.y, primarily as a result of higher competitive pressures and the growth in the prepaid segment.

In Cabo Verde, CVT’s revenues and EBITDA increased approximately 2% y.o.y. In the wireline division, main lines fell by 1.8% y.o.y in the first half of 2005, to 72 thousand, while in the mobile division increased by 35.8% y.o.y to 71 thousand. MOU reached 79.5 minutes, an increase of 5.1% y.o.y in the first half of 2005. ARPU in the first half of 2005, was CVE 2,290, a decrease of 8.6% y.o.y on the back of a strong growth in the customer base.

In São Tomé e Príncipe, CST’s revenues increased by 10.8% y.o.y to STD 50,688 million in the first half of 2005, with the EBITDA improving by 8.6% y.o.y to STD 16,107 million. In the mobile division, CST added 1,378 customers in the first half of 2005, bringing the total number of customers to 9,123 at the end of the period. MOU decreased by 12.0% y.o.y in the first half of 2005, reaching 85.4 minutes, as a result of the growth in the subscriber base. ARPU was STD 372 thousand in the first half of 2005, an increase of 0.6% over the same period of last year.

Employees

At the end of June 2005, total staff totalled 31,003 employees, of which 44.1% were employed in Portugal. In the wireline business, the ratio of fixed lines per employee improved by 13.3% y.o.y to 538 lines reflecting the ongoing workforce rationalisation programme, while in TMN the ratio of mobile cards per employee rose by 0.9% to 4,422 cards. At the end of June 2005, the total number of staff employed by Vivo decreased by 14.3% y.o.y to 6,032 employees, with the ratio of mobile cards per employee increasing 41.2% y.o.y to 4,716 cards.

NUMBER OF EMPLOYEES AND PRODUCTIVITY RATIOS

	1H05	1H04	y.o.y	05/04

Wireline	8,257	9,012	(755)	(8.4%)
Domestic mobile - TMN)	1,155	1,112	43	3.9%
Brazilian mobile - Vivo (1)	3,016	3,521	(505)	(14.3%)
Multimedia - PT Multimedia	1,324	2,598	(1,274)	(49.0%)
Other (2)	17,251	12,194	5,057	41.5%

Total group employees	31,003	28,437	2,567	9.0%
Domestic market	13,680	15,314	(1,634)	(10.7%)
International market (2)	17,323	13,123	4,201	32.0%

Fixed lines per employee	538	475	63	13.3%
Mobile cards per employee
TMN	4,422	4,381	41	0.9%
Vivo	4,716	3,340	1,376	41.2%

(1) The number of employees in the Brazilian mobile business corresponds to 50% of the employees of Vivo.
(2) The increase in this caption results primarily from the insourcing of additional call centre employees at Dedic, PT's call centre business in Brazil. As at 30 June 2005, Dedic had a total of 13,345 employees.

CONSOLIDATED REPORT - FIRST HALF 2005	37

First Half Key Events and Recent Developments

Shareholder remuneration
>
On 17 March 2005, PT announced that its Executive Committee had decided that, in connection to the possible issuance of put warrants over PT Multimedia shares, related to the 10% share buyback programme announced by PT Multimedia on 28 December 2004, PT had irrevocably renounced to the right to physically settle such warrants. Furthermore it had decided that PT will opt for the financial settlement of the PT Multimedia warrants under the final terms and conditions approved by the Board of Directors of PT Multimedia.

>
In the shareholders’ meeting of April 2005, PT was granted authorisation to acquire an additional 10% of its share capital. PT’s Board has committed to undertake an additional 3% share buyback, subject to market and financial conditions of the company.

>
On 9 May 2005, further to the announced share buyback programme, PT acquired, through the exercise of equity swaps, a total of 37,628,550 PT shares, thus completing the 10% share buy back announced in September 2003.

>	On 27 May 2005, PT paid a cash dividend of Euro 0.35 per share.

Regulation
>
On 2 March 2005, the telecom regulator in Portugal published its final deliberation on mobile termination rates for the next two years, completing the market 16 analysis. As a result, fixed-to- mobile and mobile-to-mobile rates fell to Euro 0.14 per minute on 7 March 2005, reaching Euro 0.11 per minute by October 2006, following successive quarterly cuts. By the fourth quarter of 2006, the interconnection rate for a fixed-to-mobile and mobile-to-mobile call will be the same for all three mobile operators - Euro 0.11 per minute.

New services
>	On 19 May 2005, PT Multimedia launched its digitalisation plans aimed at achieving one million digital set top boxes at the end of 2006.

>
On 1 June 2005, TMN announced its plan for a more aggressive rollout of 3G services in Portugal, in line with its strategic objective of reinforcing its leading position in the Portuguese mobile market.

>
On 7 July 2005, PT announced the launch of VoIP softphone services in Portugal. The product was developed in conjunction with Jabber, in Denver, Xten, in Vancouver, which developed VoIP software for Vonage and Yahoo!, and Critical Software, in Portugal. The service is available to all PT customers using the group’s instant messenger service – SAPO Messenger. Following this launch, SAPO Messenger customers can use free PC-to-PC VoIP and video services, making it one of the instant messenger services that integrate the highest number of communication functionalities available today in the market.

Debt
>
On 24 March 2005, PT announced the launch of a Euro 1.5 billion Eurobond issue with maturities of 7 and 12 year and on 16 June 2005 PT issued an additional Euro 500 million Eurobond with a maturity of 20 years. The proceeds will be used to pay the Eurobond maturing in February 2006, to fund the acceleration of 3G rollout in Portugal, to fund post retirement healthcare obligations related to additional staff curtailment, and to provide PT with additional financial flexibility, by reducing the use of commercial paper and standby lines.

International Investments
>
On 5 January 2005, TCP successfully completed a capital increase of approximately R$2,054 million, which comprised the rights issue of R$2,000 million and the subscription in kind equivalent to tax credits related to year 2003 in the amount of R$53.89 million. The proceeds of the rights issue were used to repay a bridge loan related to the TCO tender offer and to repay other short-term debt. With this capital increase the controlling shareholders increased their economic interest in TCP from 65.12% to 65.70%, through the ownership of 524,712 million common shares (94.90% of TCP’s total common shares) and of 515,084 million preferred shares (50.02% of TCP’s total preferred shares).

> On 7 June 2005, PT announced the creation of Africa PT, which aggregates all of PT’s businesses in Africa.

> On 28 July 2005, PT announced the creation of Asia PT, which aggregates all of PT’s businesses in Asia.

Assets Disposals

>
On 28 February 2005, PT announced the sale by PT Multimedia of Lusomundo Serviços, SGPS, S.A., including its 80.91% shareholding in Lusomundo Media, through the execution of a promissory sale and purchase agreement with Controlinveste. The sale is conditional upon the non-opposition of the Portuguese Competition Authority, following a binding opinion of the Portuguese Media Authority. The transaction assumes an enterprise value of Euro 300.4 million for 100% of Lusomundo Serviços and 100% of all of its subsidiaries. On 10 August 2005, the Competition Authority has notified Controlinveste of its decision not to oppose to the acquisition of Lusomundo Serviços, including

CONSOLIDATED REPORT - FIRST HALF 2005	39

80.91% of Lusomundo Media. As a consequence, on 25 August 2005, PT Multimedia executed the sale of Lusomundo Serviços to Controlinveste, which resulted in a cash in of Euro 174 million for PT.

>
On 5 August 2005, PT reached an agreement with Embratel to sell its 100% stake in PrimeSys in Brazil for a total consideration of R$ 231 million, equivalent to Euro 81 million, adjusted for the Brazilian Interbank rate (CDI) up to the closing of the transaction, which is pending approval by the local telecommunications regulator. In 2004, PrimeSys’ operating revenues and EBITDA amounted to R$ 253 million and R$ 35 million respectively. The impact for PT of PrimeSys’ costs with operating leases amounted to R$ 78 million.

Board of Directors
>
On 28 July 2005, PT announced that Mr. Fernando Ulrich resigned as non-executive member of the company’s Board of Directors, following the sale by Banco BPI of its holding in PT’s share capital. Banco BPI’s funds own 0.63% of PT’s share capital.

Prospects for the Second Half

PT will continue to focus on exploring the growth potential of its existing asset portfolio, namely its integrated telecommunication and multimedia operations in Portugal, its mobile business in Brazil, and the others international businesses of the group. The increase in the competitive and regulatory pressures, as well as the maturity of certain businesses, will require a constant focus on improving the operating efficiency across the company.

Wireline

The aggressive rollout of broadband and the promotion of new pricing plans in the residential segment, as well as an increasingly integrated and value added offer in the corporate segment, should minimise the negative impact of the decline in revenues related to the traditional line loss and the higher pricing pressure. Regulatory decisions on fixed-to-mobile interconnection rates, local loop unbundling prices and the introduction of WLR, among others, may also have a negative impact in the wireline business. In order to preserve operating margins and cash flow generation, the wireline business will proceed with its cost rationalisation efforts, underpinned by a staff redundancy programme that should lead to continued headcount reduction.

Mobile

The development of 3G services, as well as the rollout of a new brand for the low cost segment, will continue to be the key strategic initiatives of the domestic mobile business in 2005. 3G coverage will continue to be expanded, while the launch of new services and applications based on 3G should result in an increase in the number of customers using this technology. The higher subscriber acquisition and retention costs (SARC) related to the 3G rollout, as well as the significant reduction on interconnection rates, imposed by the regulator, should have a negative impact on EBITDA.

The Brazilian mobile market should continue to be characterised by strong growth and a challenging competitive environment. Vivo intends to continue to consolidate its leading position in the market, focusing on the retention of value customers and simultaneously exploring the growth opportunities of the market. Operating margins will continue to be negatively impacted by the competitive environment and strong customer growth. The ongoing rollout of 1xRTT and the launch of EV-DO in new coverage areas should reinforce the company’s positioning as the leading data services operator in Brazil.

CONSOLIDATED REPORT - FIRST HALF 2005	41

Multimedia
The multimedia business plans to continue to take advantage of the significant growth potential that the Pay-TV market in Portugal still offers, through the growth of the customer base and the upselling of its services to existent customers. To that end, the focus on digital services as a means of improving the offer and enhancing customer segmentation should be an important strategic initiative. The rollout of digital services, should, however, results in higher commercial and programming costs. PT Multimedia plans to step up its efforts in terms of quality of service and customer care, leveraging on important investments made during 2004. The strong push in broadband should continue to be an important lever for the increase in ARPU.

Financials
PT intends to preserve its solid financial structure, which give it significant financial flexibility to continue pursuing its stated strategy. PT plans to continue to invest in the growth opportunities presented by its business portfolio, with particular emphasis on broadband, mobile and Pay-TV services, observing strict investment criteria.

Lisbon, 13 September 2005.

The Board of Directors

Consolidated Financial Statements

CONSOLIDATED REPORT - FIRST HALF 2005	43

PORTUGAL TELECOM,SGPS, S.A.

CONSOLIDATED STATEMENTS OF PROFIT AND LOSS
FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2005 AND 2004
(Amounts stated in Euros)

	Notes	2005	2004

Continued Operations:
Operating Revenues:
Services rendered	6	2,800,351,373	2,693,245,247
Sales	6	182,118,344	150,813,440
Other operating revenues	6	41,747,058	37,092,361

Total operating revenues		3,024,216,775	2,881,151,048

Recurring operating costs:
Wages and salaries	8	336,176,409	307,022,684
Post retirement benefits	9	72,175,500	79,797,410
Direct costs	10	426,214,085	423,262,580
Depreciation and amortization	30 and 31	493,788,165	461,055,876
Costs of products sold		288,003,703	237,828,852
Marketing and publicity		79,145,743	74,307,195
Support services		97,805,946	82,432,572
Maintenance and repairs		78,121,811	66,396,602
Supplies and external services	11	356,325,397	313,456,933
Provisions and adjustments	36	40,060,271	58,586,605
Taxes		76,317,154	58,492,363
Other operating costs		25,160,749	13,490,535

Total recurring operating costs		2,369,294,933	2,176,130,207

Recurring operating income		654,921,842	705,020,841
Work force reduction program costs	9	96,793,283	3,906,487
Losses on disposals of fixed assets, net		427,902	2,464,280
Other costs	13	8,436,746	12,301,823

Income before financials results, income taxes and minority interests		549,263,911	686,348,251
Interests, net		116,242,038	95,879,542
Net foreign currency exchange losses/(gains)		(35,915,007)	(483,984)
Losses/(gains) on financial assets, net	14	22,031,125	(51,058,058)
Equity in earnings of affiliated companies, net	28	(29,070,951)	(5,909,785)
Other financial expenses/(income), net	15	30,367,775	28,160,844

Income before income taxes and minority interests		445,608,931	619,759,692
Provision for income taxes	16	(176,378,971)	(183,617,696)

Net income from continued operations, before minority interests		269,229,960	436,141,996

Discontinued Operations:

Net income from disontinued operations, before minority interests	17	1,581,617	(2,661,526)

Net income before minority interests		270,811,577	433,480,470
Loss / (income) applicable to minority interests	18	(11,827,758)	(47,806,587)

Net income		258,983,819	385,673,883

Earnings per share:
Basic	20	0.22	0.31
Diluted	20	0.22	0.31

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2005 AND DECEMBER 31, 2004
(Amounts stated in Euros)

	Notes	June 30, 2005	December 31, 2004

Assets
Current Assets:
Cash and cash equivalents	21	2,768,175,675	1,946,960,215
Accounts receivable - trade	22	1,353,716,592	1,208,257,008
Accounts receivable - other	23	218,264,024	207,158,578
Inventories, net	24	187,802,770	175,148,608
Tax receivable	25	164,060,510	179,384,595
Prepaid expenses	26	136,510,455	115,832,166
Other current assets	27	26,360,133	64,504,173

Total current assets		4,854,890,159	3,897,245,343

Non-Current Assets:
Accounts receivable - trade		2,166,942	749,446
Accounts receivable - other	23	27,853,061	20,710,269
Tax receivable	25	100,121,128	62,623,744
Prepaid expenses		4,864,695	6,189,030
Investments in group companies	28	335,423,770	320,566,693
Other investments	29	98,670,937	114,714,126
Intangible assets	30	3,557,175,720	3,244,925,988
Tangible assets	31	3,996,336,488	3,934,265,391
Deferred taxes	16	1,002,060,656	1,125,311,763
Other non-current assets	27	831,100,462	852,304,243

Total non-current assets		9,955,773,859	9,682,360,693

Total assets from continued operations		14,810,664,018	13,579,606,036

Assets from discontinued operations	17	351,775,835	-

Total assets		15,162,439,853	13,579,606,036

Liabilities
Current Liabilities:
Short term debt	32	1,556,060,475	1,615,842,444
Accounts payable - trade		695,486,417	719,626,030
Accounts payable - other	33	323,262,179	545,173,723
Accrued expenses	34	604,213,048	599,848,022
Deferred income	35	232,304,139	225,526,344
Tax payable	25	194,510,526	173,592,442
Current provisions	36	139,225,069	118,270,621
Other current liabilities	37	42,798,927	17,178,693

Total current liabilities		3,787,860,780	4,015,058,319

Non-Current Liabilities:
Medium and Long-Term Debt	32	5,467,710,136	3,862,962,069
Accounts payable - other		19,029,227	17,643,139
Tax payable	25	30,222,782	25,634,200
Deferred income		17,278,416	15,551,195
Non-current provisions	36	137,553,868	132,150,110
Accrued post-retirement liability	9	908,218,281	1,232,115,384
Deferred taxes	16	323,746,947	327,856,407
Other non-current liabilities	37	900,314,929	904,710,955

Total non-current liabilities		7,804,074,586	6,518,623,459

Total liabilities from continued operations		11,591,935,366	10,533,681,778

Liabilities from discontinued operations	17	126,354,280	-

Total liabilities		11,718,289,646	10,533,681,778

Shareholder's equity
Share capital	38	1,166,485,050	1,166,485,050
Capital issued premium	38	91,704,891	91,704,891
Own shares	38	(340,455,888)	(189,751,440)
Legal reserve	38	179,229,361	154,225,075
Other reserves	38	531,583,147	604,129,146
Cumulative foreign currency translation adjustments	38	603,272,747	21,156,626
Retained earnings		242,654,226	53,255,156
Net income		258,983,819	577,090,780

Equity before minority interests		2,733,457,353	2,478,295,284

Minority interests	18	710,692,854	567,628,974

Total equity		3,444,150,207	3,045,924,258

Total liabilities and shareholder's equity		15,162,439,853	13,579,606,036

The accompanying notes form an integral part of these financial statements.

CONSOLIDATED REPORT - FIRST HALF 2005	45

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY BEFORE MINORITY INTERESTS FOR THE
YEAR ENDED DECEMBER 31, 2004 AND FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2005
(amounts stated in Euro)

	Share capital	Capital issued premium	Own shares	Legal reserve	Other reserves	Cumulative foreign currency translation adjustments	Retained earnings and net income	Total equity before minority intersts

Balance as at 31 December 2003 according with
Portuguese GAAP	1.254.285.000	91.704.891	(210.040.062)	144.184.287	1.853.869.232	(2.261.577.622)	2.068.401.199	2.940.826.925
Adjustments to conform with IFRS as at 1 January 2004 (Note 45)	-	-	(207.023.028)	-	129.105.207	2.261.577.622	(2.503.643.720)	(319.983.919)

Balance as at 1 January 2004 according with IFRS	1.254.285.000	91.704.891	(417.063.090)	144.184.287	1.982.974.439	-	(435.242.521)	2.620.843.006
Acquisition of treasury shares (i)	-	-	(463.641.367)	-	-	-	-	(463.641.367)
Cancellation of treasury shares (Note 38)	(87.799.950)	-	690.953.017	-	(603.153.067)	-	-	-
Dividends paid	-	-	-	-	(76.724.707)	-	(190.774.979)	(267.499.686)
Earnings allocated to the legal reserve	-	-	-	10.040.788	-	-	(10.040.788)	-
Foreign currency translation adjustments	-	-	-	-	-	21.156.626	-	21.156.626
Other adjustments (ii)	-	-	-	-	(698.967.519)	-	689.313.444	(9.654.075)
Net income - 2004	-	-	-	-	-	-	577.090.780	577.090.780

Balance as at 31 December 2004	1.166.485.050	91.704.891	(189.751.440)	154.225.075	604.129.146	21.156.626	630.345.936	2.478.295.284

Acquisition of treasury shares (i)	-	-	(150.704.448)	-	-	-	-	(150.704.448)
Dividends paid	-	-	-	-	-	-	(395.085.000)	(395.085.000)
Earnings allocated to the legal reserve	-	-	-	25.004.286	-	-	(25.004.286)	-
Foreign currency translation adjustments	-	-	-	-	-	582.116.121	-	582.116.121
Other adjustments (ii)	-	-	-	-	(72.545.999)	-	32.397.576	(40.148.423)
Net income for the six months period ended June 30, 2005	-	-	-	-	-	-	258.983.819	258.983.819

Balance as at 30 June 2005	1.166.485.050	91.704.891	(340.455.888)	179.229.361	531.583.147	603.272.747	501.638.045	2.733.457.353

The accompanying notes form an integral part of these financial statements.

(i)
Under the 10 % share buyback program, announced in September 2003, Portugal Telecom acquired treasury shares and entered in equity swap contracts on own shares. Under IFRS, those equity swaps were recognized as a financial liability at inception date (Note 38.3).

(ii)
In 2004, the adjustment made to other reserves and retained earnings includes basically 720 million euros related to reserves distributed by PT Comunicações and TMN to Portugal Telecom and 34,695,049 euros representing the difference between the 2003 results of subsidiary and affiliated companies considered in the preparation of the Company’s consolidated financial statements, and the dividends distributed by those entities during 2004. In the first half of 2005, the adjustment made to other reserves and retained earnings includes basically 33 million euros related with the impact on Portugal Telecom’s shareholders’ equity of the acquisition of treasury shares (from minority shareholders) by PT Multimédia under the issuance of put warrant.

PORTUGAL TELECOM, SGPS, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2005 AND 2004
(amounts stated in Euro)

	Notes	2005	2004

OPERATING ACTIVITIES
Collections from clients		3,421,185,406	3,229,875,959
Payments to suppliers		(1,748,242,712)	(1,571,918,860)
Payments to employees		(376,668,681)	(303,586,900)

Cash flow from operations		1,296,274,013	1,354,370,199
Payments relating to income taxes		(23,859,234)	(34,984,647)
Payments relating to post retirement benefits	9	(482,493,737)	(167,542,787)
Other payments relating to operating activities, net		(266,355,105)	(31,962,630)

Cash flow from operating activities (1)		523,565,937	1,119,880,135

INVESTING ACTIVITIES
Cash receipts resulting from:
Financial investments	41.a)	17,885,420	11,174,087
Tangible assets		3,895,002	3,571,155
Intangible assets		-	77,215
Subsidies for investments		368,364	2,791,062
Interest and related income		110,112,722	136,876,864
Dividends	41.b)	11,372,853	10,128,324
Other		809,581	484,629

		144,443,942	165,103,336

Payments resulting from:
Financial investments	41.c)	(13,084,161)	(50,525,512)
Tangible assets		(366,662,483)	(282,231,111)
Intangible assets		(18,765,924)	(6,137,809)
Advance for the acquisition of a financial investment		(1,895,470)	-
Other investments		(6,234,947)	(32,807,704)

		(406,642,985)	(371,702,136)

Cash flow from investing activities (2)		(262,199,043)	(206,598,800)

FINANCING ACTIVITES
Cash receipts resulting from:
Loans obtained	41.d)	18,986,633,575	8,157,437,909
Increases in share capital and paid-in surplus		-	215,071
Subsidies		1,014,743	212,432
Other		20,777,251	10,178,705

		19,008,425,569	8,168,044,117

Payments resulting from:
Loans repaid	41.e)	(17,409,453,436)	(8,464,658,883)
Lease rentals (principal)		(8,924,262)	(3,699,366)
Interest and related expenses		(252,969,660)	(315,723,448)
Dividends	41.f)	(429,216,627)	(278,550,715)
Acquisition of treasury shares	38.3	(340,455,888)	(238,451,159)
Other	41.g)	(87,033,923)	(3,127,461)

		(18,528,053,795)	(9,304,211,032)

Cash flow from financing activities (3)		480,371,774	(1,136,166,915)

Change in cash and cash equivalents (4)=(1)+(2)+(3)		741,738,668	(222,885,580)
Effect of exchange differences		85,633,214	7,298,045
Cash and cash equivalents at the beginning of the period	41.h)	1,940,778,999	2,503,977,532
Cash and cash equivalents at the end of the period	41.h)	2,768,150,881	2,288,389,997
		0	0

The accompanying notes form na integral part of these financial statements.

CONSOLIDATED REPORT - FIRST HALF 2005	47

Portugal Telecom, SGPS, S.A.

Notes to the Consolidated Financial Statements

(Amounts stated in Euros, except where otherwise stated)

1. Introduction

a) Parent company

Portugal Telecom, SGPS, S.A. (formerly Portugal Telecom, S.A., “Portugal Telecom”) and subsidiaries (“Group” or Portugal Telecom Group”), are engaged in rendering a comprehensive range of telecommunication and multimedia services in Portugal and other countries, including Brazil.

Portugal Telecom was incorporated on 23 June 1994, under Decree-Law 122/94, as a result of the merger, effective 1 January 1994, of Telecom Portugal, S.A. (“Telecom Portugal”), Telefones de Lisboa e Porto (TLP), S.A. (“TLP”) and Teledifusora de Portugal, S.A. (“TDP”). On 12 December 2000 Portugal Telecom, S.A. changed its denominations to Portugal Telecom, SGPS, S.A., and became the holding company of the Group.

As a result of the privatization process, between 1 June 1995 and 4 December 2000, Portugal Telecom’ s share capital is mainly owned by private shareholders. On 30 June 2005 Portuguese State and controlled entities owned 6.81% of the total ordinary shares and 500 category A Shares, which have special voting rights (Note 38.1) .

The shares of Portugal Telecom are traded on the Euronext Lisbon Stock Exchange and on the New York Stock Exchange.

b) Corporate purpose

Portugal Telecom Group is engaged in rendering a comprehensive range of telecommunication and multimedia services in Portugal and other countries, including Brazil.

In Portugal fixed line services are rendered by PT Comunicações, S.A. (“PT Comunicações”), under the provisions of the Concession Agreement entered into with the Portuguese State on March 20, 1995 in accordance with Decree-Law 40/95, for an initial period of thirty years, subject to renewal for subsequent periods of fifteen years. On 11 December 2002, according to the terms of the Modifying Agreement to the Concession Contract, PT Comunicações acquired the property of the Basic Network of Telecommunications and Telex (“Basic Network”).

Data transmission services are rendered through PT Prime - Soluções Empresariais de Telecomunicações e Sistemas, S.A. ("PT Prime"), which is also an Internet Service Provider ("ISP") for large clients.

ISP services for residential clients are rendered through PT.com – Comunicações Interactivas, S.A. (“PT.com), which also provides services relating to the conception, design and exhibit of publicity and information space on Internet portals.

Mobile services in Portugal are rendered by TMN - Telecomunicações Móveis Nacionais, S.A. ("TMN"), under a GSM license granted by the Portuguese State in 1990 and a UMTS license obtained in 19 December 2000.

PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (“PT Multimédia”) is the Group’s sub-holding for multimedia operations. Through its subsidiary TV Cabo Portugal, S.A. ("TV Cabo"), PT Multimédia renders cable and satellite television in mainland Portugal, Madeira and Azores. PT Multimédia also renders other multimedia services in Portugal, namely the editing and selling of DVD and movies through Lusomundo Audiovisuais, S.A. (“Lusomundo Audiovisuais”), the distribution and exhibition of movies through Lusomundo Cinemas, S.A. (“Lusomundo Cinemas”) and the publishing of large circulation newspaper and the edition of radio programs, through Lusomundo Media, SGPS, S.A. (“Lusomundo Media”). Lusomundo Media operations were disposed during August 2005 (Note 44), therefore its assets, liabilities and results were presented in the consolidated financial statements under the caption “Discontinued operations” (Note 17).

In Brazil, the Group renders mobile telecommunication services through Brasilcel N.V. (“Brasilcel” or “Vivo”), a joint-venture incorporated in 2002 by Portugal Telecom (through PT Móveis, SGPS, S.A. – “PT Móveis”) and Telefónica´s Group (through Telefónica Móviles, S.A.) to joint the mobile operations of each group. Currently, Vivo provides mobile services in the Brazilian states of São Paulo (through Telesp Celular, S.A. (“Telesp Celular”)), Paraná and Santa Catarina (through Global Telecom, S.A. (“Global Telecom”)), Rio de Janeiro (through Telerj Celular, S.A.), Espírito Santo (through Telest Celular, S.A.), Bahia (through Telebahia Celular, S.A.), Sergipe (through Telegirpe Celular, S.A.), Rio Grande do Sul (through Celular CRT, S.A. (“Celular CRT”)), and eleven states in the Midwestern and Northern regions of Brazil (through Tele Centro Oeste Celular Participações, S.A. and subsidiaries -“TCO”). Telesp Celular, Global Telecom, and TCO are controlled by the sub-holding Telesp Celular Participações, S.A. (“TCP”), Telerj Celular and Telest Celular are controlled by the sub-holding Tele Sudeste Celular Participações, S.A. (“Telesudeste”), and Telebahia Celular and Telergipe Celular are controlled by the sub-holding Tele Leste Celular Partipições, S.A (“Teleleste”).

2. Basis of presentation

Consolidated financial statements are presented in Euros, which is the currency of the majority of the Portugal Telecom’s operations. Financial statements of foreign subsidiaries are translated to Euros according to accounting principals described in note 3.q)).

Consolidated financial statements of Portugal Telecom are prepared under International Financial Reporting Standards (“IFRS”) published by the International Accounting Standards Board (“IASB”), and adopted by the European Union, and all interpretations of the International Financial Reporting Interpretation Commitee (“IFRIC”), which were in place as of the date of approval of these financial statements. All changes to accounting principals and policies adopted by Portugal Telecom, have been made in accordance with IFRS 1 - “First-time Adoption of International Financial Reporting Standards” (Note 45), therefore the transition date was 1 January 2004.

The impact of adopting IFRS as at 1 January 2004, totaled to a negative amount of 319,983,919 euros (Note 45.2) and was recognized in shareholders’ equity as required by IFRS 1.

IFRIC is currently in a project to review IFRS. As of the date of these consolidated financial statements is not possible to estimate the impact of any change proposed by IFRIC, under the above mentioned project, to current standards and interpretations.

The reconciliation between shareholders’ equity as at 1 January and 31 December 2004 and the net income for the periods ended 30 June and 31 December 2004, prepared under generally accepted accounting principals in Portugal (“PGAAP”) and IFRS are presented in Note 45.

Consolidated financial statements were prepared assuming the continuity of the operations, based on accounting records of all subsidiaries (Exhibit I).

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reported periods (Note 3).

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a) Consolidation principles
Controlled entities

Portugal Telecom has fully consolidated the financial statements of all controlled entities. Control is achieved where the Group has the majority of the voting rights or has the power to govern the financial and operating policies of an entity. In any case where the group does not have the majority of the voting rights, but in substance controls the entity, the financial statements of the entity are fully consolidated. See exhibit I.1.

The interest of any third party in the shareholders’ equity and net income of fully consolidated companies is presented separately in the consolidated balance sheet and consolidated income statement, under the caption “Minority interests” (Note 18).

Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interest of the Group, except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses. Any future gains reported by the subsidiary are allocated against the interest of the Group, until the excess losses recognized by the Group are covered.

From 1 January 2004, contingent assets, liabilities and contingent liabilities of an acquired subsidiary are measured at fair value at acquisition date. Any excess amount to the identifiable net assets is recognized as goodwill. If the acquisition cost is lower than the fair value of identifiable net assets acquired, the difference is recognized as a gain in the net income for the period the acquisition occurs. Minority interests are presented proportionally to the fair value of identifiable net assets.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of the acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated on consolidation process. Gains obtained in intragroup transactions are also eliminated on consolidation process.

Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies in line with those adopted by the Group.

Interests in joint ventures

Portugal Telecom has proportionally consolidated the financial statements of jointly controlled entities beginning on the date the join control is effective. Under this method, assets, liabilities, income and expenses of the entity is added, on a proportional basis, to the correspondent consolidated caption. Financial investments are classified as join controlled entities if the joint control agreement clearly demonstrates the existence of a joint control.

All transactions and balances with the jointly controlled entities are eliminated to the extent of the Group’s interest in the joint venture.

Jointly controlled entities are presented in exhibit I.3.

Investments in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy of the entity, but not control or joint control over those policies.

Financial investments on associated companies are accounted for the equity method (Exhibit I.2). Under the equity method, investments in associated companies are carried in the consolidated balance sheet at cost, adjusted periodically for the Group’s share in the results of the associated company, against gains or losses on financial assets (Note 28), and other changes in net assets acquired. In addition, financial investments are adjusted for any impairment losses that may occur.

Losses in associated companies in excess to the cost of acquisition are not recognized, except where the Group has assumed any commitment to cover those losses.

Any excess to the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognized at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed periodically for impairment as part of the investment. If the acquisition cost is lower than the fair value of identifiable net assets, the difference is recognized as a gain in the net income for the period the acquisition occurs.

Dividends received from associated companies are recognized as a reduction to the financial investment amount.

Profits and losses in transactions with associated companies are eliminated to the extent of the Group’s interest in the associate, against the correspondent financial investment amount.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when: (1) the sale is highly probable and the asset is available for immediate sale in its present condition; (2) management assumed a commitment to the sale; and (3) the sale is expected to be completed within one year. Non-current assets and disposal group classified as held for sale are measured at the lower of the assets’ previous carrying amount and the fair value less costs to sell.

Goodwill

Goodwill represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition, in accordance IFRS 3. Pursuant the exception of IFRS 1, the Group used the provisions of IFRS 3 only for acquisition occurred after 1 January 2004. Goodwill related to acquisition made up to 1 January 2004, were recorded at their carrying amount as of that date and were subject to annual impairment tests thereafter.

Goodwill related to foreign investments is carried at the reporting currency of the investment, being translated to Euros at the exchange rate of the balance sheet date. Exchange gains or losses are recognized under the caption “Cumulative foreign currency translation adjustments”.

Goodwill is recognized under the caption “Intangible assets” (Note 30) and is not amortized. Goodwill is tested, on an annual basis, for impairment losses, which are recognized in the net income for the period they occur and can not be reversed in a subsequent period.

On disposal of a subsidiary, jointly control entity or associated companies, the goodwill allocated to that investment is included in the determination of the profit or loss on disposal.

b) Changes in the consolidated Group

During the first half of 2005, there were no significant change in the consolidated Group, except for those referred in Note 17.

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3. Summary of Significant Accounting Policies, Judgments and Estimates

a) Current classification

Assets to be realized and liabilities to be settled within one year from the date of the balance sheet are classified as current.

b) Inventories

Inventories are stated at average acquisition cost. An adjustment to the inventories’ carrying value is recognized when the net realizable value is lower than the average cost, through the net income of the period the loss occurs, under the caption “Cost of products sold”. Usually those losses are related to technological obsolescence and lower acquisition costs.

c) Tangible assets

Tangible assets are stated at acquisition or production cost, net of accumulated depreciation, accumulated impairment losses, if any, and investment subsidies. Acquisition cost includes: (1) the amount paid to acquire the asset; (2) direct expenses related with the acquisition process; (2) estimate of dismantling or removal of the assets (Note 2.g) and 36). Under the exception of IFRS 1, revaluation of tangible assets made in accordance with Portuguese legislation, prior to 1 January 2004, were not adjusted and were included as the deemed cost of the asset for IFRS purposes.

Tangible assets are depreciated on a straight line basis from the month they get in service or get concluded, during its expected useful live. The amount of the asset to be depreciated is deducted by any residual value. The depreciation rates correspond to the following estimated average useful lives:

Buildings and other constructions	10 - 50
Basic equipment:
Network installations and equipment	5 - 25
Switching equipment	5 - 10
Telephones, switchboards and other	5 - 10
Submarine cables	15 - 20
Satellite stations	15
Other telecommunication equipment	3 - 10
Other basic equipment	4 - 20
Transportation equipment	4 - 8
Tools and dies	4 - 10
Administrative equipment	3 - 10
Other tangible fixed assets	3 - 10

Estimated losses resulting from the replacement of equipments before the end of their useful lives, are recognized as a deduction to the correspondent asset’s value. The cost of recurring maintenance and repairs is charged to net income as incurred. Costs associated to significant renewals and betterments are capitalized, if any future economic benefits are expected and those benefits could be reliably measured. Depreciation periods correspond to the period of the expected benefits.

When an asset is considered as available for sale, their carrying amount is classified to non-current assets and stop being depreciated.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the assets and is recognized in net income under the caption “Gains and losses on disposal of fixed assets”

d) Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated depreciation and accumulated impairment losses, if any. Intangible assets are recognized only if any future economic benefits are expected and those benefits could be reliably measured.

Intangible assets includes basically goodwill (Note 2.a)), telecommunication licenses and related rights and software licenses.

Internally-generated intangible assets, namely research and development expenditure are recognized in net income when incurred. Development expenditure could be recognized initially as an intangible asset, if the company demonstrates the ability to complete the project and put in use or available for sale the asset.

Intangible assets, excepted goodwill, are depreciated on a straight-line basis from the month they get in use, during the following periods:

Telecommunication licenses:
• Band A and Band B held by Vivo	Period of the license
• Property of the Basic Network held by PT Comunicações	Period of the concession (until 2025)
• UMTS owned by TMN	Period of the license (until 2015)
Lease Rights	Period of the agreement (12 years)
Software licenses	3 – 6
Other intangible assets	3 - 8

e) Investment property

Investment property includes basically buildings and land held to earn rentals and/or capital appreciation, and not for use in the normal course of the business (exploration, service render or sale).

Investment property is stated at its acquisition cost added by transaction costs and deducted by accumulated depreciation and accumulated impairment losses, if any. Expenditures incurred (maintenance, repairs, insurance and real state taxes) and any income obtain are recognized in net income of the period.

f) Impairment of tangible and intangible assets, excluding goodwill

The Group assesses annually, at balance sheet date, its tangible and intangible assets for impairment losses. This assessment is also made if any event or change resulting in an indication of impairment is detected. In case of any such indication, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Mainly cash-generating units identified in the Group correspond to the wireline, mobile and multimedia businesses in Portugal and mobile in Brazil. Recoverable amount is the higher of fair value less cost to sell and value in use. In assessing fair value less cost to sell, should be considered the amount received from an independent entity, deducted by direct cost related with the sale. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, an impairment loss is recognized immediately in net income, under the caption “Depreciation and amortization”, and a detail of the impairment loss is provided.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized immediately in net income, under the caption “Other operating revenues”.

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g) Provisions and contingent liabilities

Provisions are recognized when the Group has a present obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions for restructuring are only recognized if a detail and formal plan exists and if the plan is communicated to related parties. Provisions for dismantling and removal costs are recognized from the day the assets are in use and if a reliable estimate of the obligation is possible (Note 36). The amount of the provision is discounted; being the corresponding effect of time recognized in net income, under the caption financial costs.

Provisions are updated on balance sheet date, considering the best estimates of the Group.

Where any of the above mentioned criteria does not exist, or is not accomplished, the Group discloses the event as a contingent liability, unless the cash out flow is not probable.

h) Pension benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay to a group of employees a pension or a pension supplement. In order to fund those obligations, some pension funds were incorporated by PT Comunicações (Note 9.1. ).

The amount of the Group’s liabilities with respect to pension and pension supplements is estimated based on actuarial valuations prepared annually by an independent actuary, using the “Projected Unit Credit Method”. Actuarial gains and losses that are in excess of the higher of present benefit obligation and fair value of the assets, are recognized in the net income on a straight-line basis during the average expected working live of active employees.

Prior year service gains or losses related to vested rights are recognized when occurred, otherwise are recognized on a straight-line basis until they become vested, usually the retirement date.

Accrued post retirement liabilities stated in the balance sheet corresponds to the net value of the present benefit obligation, the fair value of plan assets, actuarial gains or losses and unrecognized prior years service gains or losses.

Contributions made by the Group to define contribution post retirement benefit plans are recognized in net income when incurred.

i) Post retirement health care benefits

Under a defined benefit plan, PT Comunicações and PT SI are responsible to pay, after retirement date, health care expenses to a group of employees and relatives family. Health care plan is managed by Portugal Telecom – Associação de Cuidados de Saúde (“PT-ACS”). In 2004 was incorporated PT Prestações – Mandatária de Aquisição e Gestão de Bens, S.A. (“PT Prestações”), which manages autonomous funds to finance these obligations (Note 9.2. ).

The amount of the Group’s liabilities with respect these benefits is estimated based on actuarial valuations prepared annually by an independent actuary, using the “Projected Unit Credit Method”. Actuarial gains and losses that are in excess of the higher of present benefit obligation and fair value of the assets, are recognized in the net income on a straight-line basis during the average expected working live of active employees.

Prior year service gains or losses related to vested rights are recognized when occurred, otherwise are recognized on a straight-line basis until they become vested, usually the retirement date.

Accrued post retirement liabilities stated in the balance sheet corresponds to the net value of the present benefit obligation, the fair value of plan assets, actuarial gains or losses and unrecognized prior years service gains or losses.

The group is also responsible for a defined contribution plan related with health care expenses during service time. The contributions to the mentioned plan are recognized in net income when incurred.

j) Pre-retirement, early retirement and suspended employees

The Group recognizes a liability for the payment of salaries up to the date of retirement and for pensions, pension supplements and health care expenses after that date, in relation to all employees that are under a suspended contract agreement that have pre-retired or early retired. This liability is recognized in the net income under the caption “Work force reduction program” when the Group singed the suspended contracts, or allows for pre-retirement or early retirement (Note 9).

k) Grants and subsidies

Grants and subsidies from the Portuguese Government and from the European Union are recognized at fair value when the receivable is probable and the company can comply with all requirements of the subsidy’s program.

Grants and subsidies to training and other operating activities are recognized in net income when the related expenses are recognized.

Grants and subsidies to acquire fixed assets are deducted to the carrying amount of the related assets.

l) Financial instruments

Financial assets and financial liabilities are recognized on the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

(i) Trade receivables

Trade receivables do not have any implicit interest and are presented at nominal value, net of allowances for estimated irrecoverable amounts.

(ii) Investments

Financial investments, excluding controlled and associated entities, are classified as: (i) held to maturity, (ii) held for trading and (iii) available for sale.

Held to maturity investments are classified as non-current assets, except for those the maturity date occurs within the next 12 months period as of balance sheet date. This caption includes all investments with defined maturity and if the Group intends to holds them until that date. Held for trading investments are classified as current assets and available for sale investments are classified as non-current assets.

All acquisitions and disposals of these investments are recognized on the date of the agreement or contract is signed, independently of the settlement date. Investments are initially recognized by their acquisition cost, including any transaction’s expenses.

Subsequent to the initial recognition, held for trading investments are measured at fair value through the net income and available for sale investments are measure at fair value, excluding expense for selling, through equity. Available for sale investments not listed in any active market and if it is not possible to estimate a reliable fair value, are recognized at acquisition cost, net of any impairment losses.

On disposed of or impairment of an available for sale investment, accumulated changes in the fair value of the investment previously recognized in equity are transferred to net income.

Held to maturity investments are recognized at acquisition cost, net of any impairment losses.

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(iii) Financial liabilities and equity investments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity instruments issued by the Group are recognized based on the proceeds, net of any transaction cost.

Convertible loan notes issued by Portugal Telecom are recognized as compound instruments, comprising the following elements: (i) the present value of the debt, estimated using the prevailing market interest rate for similar non-convertible debt and recorded under debt liability; and (ii) the fair value of the embedded option for the holder to convert the loan note into equity, recorded under equity. As of balance sheet date, the debt component is recognized at amortized cost.

(iv) Bank loans

Bank loans are recognized as a liability based on the proceeds, net of any transaction cost. Interest cost, computed based on the effective interest rate, including premiums payable, are recognized when incurred under the same caption of the principal (if not paid during the same period).

(v) Trade payables

Trade payables are recognized at nominal value, which is substantially similar to the fair value.

(vi) Derivative financial instruments and hedge accounting

The Group’s activities expose is primarily to financial risks of changes in foreign exchange rates and interest rates, therefore the Group’s policy to contract derivative financial instrument is based on hedging those risks. The contract of any free stand derivative is subject to an extensive analysis and board approval.

Derivative financial instruments are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Hedge Accounting

The provisions and requirements of IAS 39 should be met in order to recognize hedge accounting.

Changes in fair value of derivative financial instruments classified as fair value hedge are recognized in net income of the period, as well as the changes in the value of the covered asset or liability.

The efficient portion of changes in fair value of derivative financial instruments classified as cash flow hedge is recognized directly in shareholders’ equity, under “Other reserves” and the inefficient portion is recognized in net income. When changes in the value of the covered asset or liability are recognized in net income, the corresponding amount of the derivative financial instrument previously recognized under “Other reserves” is transferred to net income.

The efficient portion of changes in fair value of derivative financial instruments entered to cover foreign currency financial investments, is recognized in shareholders’ equity under the caption “Cumulative foreign currency translation adjustments” and the inefficient portion is recognized in net income. If the hedging instrument is not a derivative, changes in fair value are recognized in equity, under the caption “Cumulative foreign currency translation adjustments”.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting under the provisions of IAS 39.

Changes in fair value of derivative financial instruments that, in accordance with internally policies, were contracted to economically hedge any asset or liability, but do not comply with the provisions and requirements of IAS 39 to be accounted for as hedge, are recognized in net income.

(vii) Treasury shares

Treasury shares are recognized in shareholders’ equity, under the caption “Treasury shares”, at acquisition cost and gains or losses obtained in the sale are recorded under “Other reserves”.

Equity swaps on own shares entered by Portugal Telecom, are recognized as a financial liability, being accounted as an acquisition of treasury shares on the inception date of the contract.

(viii) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

In the consolidated cash flow statement, cash and cash deposits also includes overdrafts recognized under the caption “Short term debt”.

(ix) Qualified Technological Equipment transactions

The Group entered in Qualified Technological Equipment transaction (“QTE”), where some telecommunication equipment was sold to certain foreign entities. Simultaneously, those entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements to sell the related equipments to the Group. The Group maintained the legal ownership of those equipments.

These transactions correspond to an operation of sale and lease back and the equipment continued to be recorded in the Group’s consolidated balance sheet. The Group obtained the majority of the economic benefits of the special purpose entities, therefore the financial statements of those entities were fully consolidated. Consolidated non-current assets includes an amount equivalent to the sale amount of the equipments and non-current liabilities includes the future payment rents under the leasing contract (Note 27). As of balance sheet date those amounts are measured at fair value.

Up-front fees received from this transaction are recognized on a straight-line basis during the correspondent period of the contracts.

m) Own work capitalized

Certain internal costs (materials, work force and transportation) incurred to build or produce tangible assets could be capitalized if :

- assets are identifiable;
- assets will generate future economic benefits;
- expenses with development are reliable measured.

The amounts capitalized are deducted to the correspondent nature of the cost incurred and no margin in recognized. When any of the above mentioned criteria is not met, the expense is recognized in net income.

Financial costs are not capitalized and expenses incurred during investigation are recognized in net income when incurred.

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n) Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risk and rewards of ownership to the lessee. All other leases are classified as operating leases. The classification of leases depends on the substance of the operation and not on the term sheet of the contract.

Assets acquired under leases and the corresponding liability to the lessor, are accounted for the finance method, in accordance with the lease payment plan. Interest included in the rents and the depreciation of the assets is recognized in net income in period they occur.

Under operating leases, rents are recognized on a straight-line basis during the period of the lease.

o) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income tax is recognized in accordance with IAS 12.

Portugal Telecom and PT Multimédia adopted the tax consolidation regime in Portugal. The provision for income taxes is determined on the basis of the estimated taxable income for all the companies covered by this regime (all 90% or more owned Portuguese subsidiaries).

The remaining Group companies, not covered by the tax consolidation regimes of Portugal Telecom and PT Multimédia, are taxed individually based on their respective taxable income, at the applicable tax rates.

The tax currently payable is based on taxable profit for the year and the deferred tax is based on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method.

Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is charged to net income, except when it relates to items charged or credited directly to shareholders’ equity, in which case the deferred tax is also recognized directly in shareholders’ equity.

p) Revenue recognition

Revenues from fixed line telecommunications are recognized by their gross amount when services are rendered. Billings for these services are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated and accrued at the end of the month. Differences between accrued amounts and the actual unbilled revenues, which have not been significant, are recognized in the following period.

Fees from international telecommunications services are remitted to operators in the country in which calls are terminated based on traffic records of the country of origin and rates established in agreements between the telecommunication operators. The operator of the country of origin of the traffic is responsible for crediting the operator of the destination country and, if applicable, the operators of the transit countries.

Revenues from telephone line rentals are recognized as an operating lease in the period to which they apply, under the caption “Other operating revenues”.

Revenues from ISP services result essentially from monthly subscription fees and telephone traffic when the service is used by customers. These revenues are recognized when the service is rendered.

Advertising revenues from telephone directories and related costs are recognized in the period in which the directories are effective.

Revenues from mobile telephony services result essentially from the use of the wireless network, by customers or other operators. The moment in which revenues are recognized and the correspondent caption are as follows:

Nature of the revenue	Caption	Moment of recognition

Use of the network	Services rendered	In the month the service is rendered
Interconnection fees	Services rendered	In the month the service is rendered
Roaming	Services rendered	In the month the service is rendered
Pre-paid cards	Services rendered	When the service is rendered
Terminal equipment	Sales	When the sale occurs

Revenues from subscription cable and satellite television result essentially from and are recognized as follows: (i) monthly subscription fees for the use of the service are recognized in the period the service is rendered; (ii) advertising placed in the cable television channels are recognized in the period the advertising in inserted; (iii) rental of equipment is recognized in the period it is rented; and (iv) sale of equipment is recognized at the moment of sale.

Revenues from bundling services or products are allocated to each one of its components and are recognized separately in accordance with the methodology adopted to each one of those components.

Subscriber acquisition costs (“SAC’s”) in wireline, mobile and pay-Tv and internet businesses are recognized when incurred. The Group did not adopt the possibility to recognize those expenses as an intangible asset.

Programming costs are determined based on the number of subscriptions and are recognized when incurred.

Revenues from the exhibition of films results from the sale of cinema tickets and revenues from the distribution of films result from the sale to other cinema operators of distribution rights acquired by Lusomundo Audiovisuais. These revenues are recognized in the period of the exhibition or in the period of the sale of the rights.

In each balance sheet date, trade receivables are adjusted for irrecoverable amounts against net income of the period, under the caption “Provisions and adjustments”.

All other expenses and costs are recognized when incurred, on an accrued basis, independently of the billing, receipt or payment moment.

q) Foreign currency transactions and balances

Transactions denominated in foreign currencies are translated to Euros at the rates of exchange prevailing at the time the transactions are made. At the balance sheet date, assets and liabilities denominated in foreign currencies are adjusted to reflect the exchange rates prevailing at such date. The resulting gains or losses on foreign exchange transactions are recognized in net income, except for unrealized exchange differences in long-term intra-group balances, representing an extension of the related investment and where settlement is not expected in the foreseeable future, which are recognized in shareholders’ equity, under the caption “Cumulative foreign currency translation adjustments”, Exchange differences on non-monetary items are recognized in shareholders’ equity.

The financial statements of subsidiaries operating in other countries are translated to Euros, using the following exchange rates:

  Assets and liabilities at exchange rates prevailing at balance sheet date;
  Profit and losses items at average exchange rates for the reported period;
  Cash flow items at average exchange rates for the reported period where these rates are closer to the effective exchange rates; in the remaining cash flow items at the rate of the day of operation is used.; and

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  Share capital, reserves and retained earnings at historical rates.

The effect of translation differences is recognized in shareholders’ equity, under the caption “Cumulative foreign currency translation adjustments”.

The Group adopted the exception of IFRS 1 relating to cumulative translation adjustments as of 1 January 2004 and transferred this amount from “Cumulative foreign currency adjustments” to “Retained earnings”. From 1 January 2004 the Group recognizes all translations adjustments in shareholders’ equity and therefore only those amounts will be transferred to net income upon the disposed of related investments.

r) Borrowing costs

Borrowing costs related to loans are recognized in net income when incurred. The Group does not capitalize any borrowing costs related with loans to finance the acquisition, construction or production of any asset.

s) Cash flows statement

Cash flows statement is prepared under IAS 7, using the direct method. The Group classifies all highly liquid investments purchased with original maturity of three months or less as cash and cash equivalent. Cash and cash equivalent item presented in the cash flows statement also includes a negative amount related with overdrafts, classified in the balance sheet under “Short-term debt”.

Cash flows are classified in the cash flows statements according three main categories, in accordance with their nature: (1) operating activities; (2) investing activities; and (3) financing activities. Cash flows from operating activities include collections from customers, payments to suppliers, payments to personnel, payments related with post retirement benefits and other collections and payments related with operating activities. Cash flows from investing activities include the acquisitions and disposals of investments in associated companies and purchase and sale of property, plant and equipment. Cash flows from financing activities include borrowing and repayments of debt, acquisition and sale of treasury shares and payments of dividends to shareholders.

t) Subsequent events

Events occurred after the balance sheet date that could influence the value of any asset or liability as of that date, are considered when preparing the financial statements for the period. As such, those events are disclosed in the notes to the financial statements, if material.

Critical judgments and estimates

In preparing the financial statements and accounting estimates herein, management has made use of its better knowledge of past and present events and used certain assumptions in relation to future events. The most significant accounting estimates reflected in the consolidated financial statements as at 30 June 2005 are as follows:

  Useful lives of tangible and intangible assets;
  Impairment analysis of goodwill, tangible and intangible assets;
  Recognition of provisions;
  Assessment of post retirement liabilities;
  Assessment of fair value of financial instruments.

Estimates used are based on the best information available during the preparation of consolidated financial statements, although future events, not controlled by the company nor foreseeable by the company, could occur and have an impact on the estimates. Changes to the estimates used by the management that occur after the date of these consolidated financial statements, are recognized in net income, in accordance with IAS 8, using a prospective methodology.

The main estimates used by the management are included in the correspondent notes to the financial statements.

4. Changes in accounting policies, estimates and errors

During the six months period ended June 30, 2005 did not occurred any changes in the accounting policies used by the Group, when compared to those ones used in preparing the financial statements of 2004 and also any material error related with previous periods were recognized.

As of the date of these financial statements, accounting rules issued by IASB and IFRIC applicable after June 30, 2005 are as follows:

  IFRS 1 “First-time Adoption of International Financial Reporting Standards”, issued on 30 June 2005, due to amendments to IFRS 6 “Exploration for and of Evaluation Mineral Assets” to clarify the treatment that should be given to the prior comparative period if the entity chose to adopt IFRS 6 before January 1st 2006.
  The change of this normative is effective for the exercises initiated on or after January 1, 2006.
  IFRS 4 “Insurance Contracts”, issued on August 18, 2005, was changed due to an amendment to IAS 39 “Financial Instruments: Recognition and Measurement” to include financial guarantee contracts issued by the entity, the requirement to initial recognition and subsequent measurement. These amendments are effective for periods beginning on or after January 1, 2006, with earlier application encouraged.
  IFRS 7 “Financial Instruments: Disclosures”, issued on August 18, 2005, replaces financial instruments disclosures, previously required by IAS 32 “Financial Instruments: Disclosure and Presentation” and adds new disclosures to those currently required by this standard. This standard is effective for periods starting on or after January 1, 2007;
  Amendment to IAS 1 “Presentation of Financial Statements”, issued on August 18, 2005, introduced additional disclosures concerning shareholder’s equity. This standard is effective for periods begging on or after January 1, 2007;
  Amendment to IAS 19 “Employee Benefits”, issued on December 16, 2004, to permit the option of recognizing actuarial gains and losses in full in the period which they occur, outside profit and loss, in a statement of comprehensive income. This standard is effective for periods beginning on or after January 1, 2007;
  Amendment of IAS 39 “Financial Instruments: Recognition and Measurement”, issued on April 14, June 15, and August 18, 2005, introduced respectively the following changes: cash flows hedges on intra-group provisional transactions; restrictions to designate a financial asset or liability to be measured at fair value thought profit or loss; measurement conditions to accomplish in financial guarantees recognition. All the above amendments are effective to periods beginning on or after January 1, 2006;
  IFRIC 4 “Determining Whether an Arrangement Contains a Lease”, issued on December 2 2005 and effective on or after January 1, 2006; and
  IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”, issue on December 16th 2005 effective on or after January 1, 2006.

CONSOLIDATED REPORT - FIRST HALF 2005	61

The Group did not adopt the standards and interpretations mentioned above and does not anticipate a material impact of their adoption.

5. Exchange rates used to translated foreign currency financial statements

As at 30 June 2005, assets and liabilities denominated in foreign currencies were translated to Euros using the following exchange rates disclosure by the Bank of Portugal:

Currency	Code	Rate	Currency	Code	Rate

Danish Krone	DKK	7.4515	Swiss Franc	CHF	1.5499
Norwegian Krone	NOK	7.9155	Angolan Kwanza	AOA	107.3905
Swedisk Krone	SEK	9.4259	British Pound	GBP	0.6742
Moroccan Dirham	MAD	10.9596	Mozambique Metical	MZM	29,637
São Tomé Dobra	STD	12,122.06	Macau Pataca	MOP	9.681
Australian Dollar	AUD	1.5885	Argentine Peso	ARS	3.501
US Dollar	USD	1.2092	Botswana Pula	BWP	6.604
Canadian Dollar	CAD	1.4900	South African Rand	ZAR	8.0254
Hong Kong Dollar	HKD	9.3990	Brazilian Real	BRL	2.8489
Cape Verde Escudo	CVE	110.265	Kenyan Shilling	KES	92.0806
Hungarian Forint	HUF	274.24	Ugandan Shilling	UGX	2,100.99
CFA Franc	XOF	655.957	Japonese Yen	JPY	133.95

During the first half of 2005, profit and loss statements of foreign currency subsidiaries were translated to Euros using the following exchange rates:

Currency	Code	Rate	Currency	Code	Rate

Moroccan Dirham	MAD	11.0715	Mozambique Metical	MZM	26,703.8
US Dollar	USD	1.2855	Macau Pataca	MOP	10.3225
São Tomé Dobra	STD	13,002.7	Argentine Peso	ARS	3.7177
Cape Verde Escudo	CVE	110.265	Botswana Pula	BWP	6.1262
Hungarian Forint	HUF	247.36	Brazilian Real	BRL	3.314
CFA Franc	XOF	655.957	Kenyan Shilling	KES	97.3845
Swiss Franc	CHF	1.5463	Ugandan Shilling	UGX	2,217.98
Angolan Kwanza	AOA	112.6864

6. Operating Revenues

Consolidated operating revenues for reportable segments, in the first half of 2005 and 2004 are presented below:

	2005	2004

Wireline businesses (Note 7.a))	1,035,013,690	1,064,367,952
Services rendered	1,013,966,129	1,036,802,651
Sales	15,626,530	16,082,638
Other operating revenues	5,421,031	11,482,663
Domestic Mobile - TMN (Note 7.b))	694,691,775	689,751,044
Services rendered	635,685,149	628,057,873
Sales	56,573,198	56,431,852
Other operating revenues	2,433,428	5,261,319
Brazilian Mobile - Vivo (Note 7.c))	896,522,277	764,112,163
Services rendered	780,520,296	694,428,521
Sales	92,936,347	56,148,759
Other operating revenues	23,065,634	13,534,883
PT Multimédia (Note 7.d))	305,350,699	285,708,768
Services rendered	281,478,018	260,746,617
Sales	15,951,194	20,617,550
Other operating revenues	7,921,487	4,344,601
Other businesses	92,638,334	77,211,121
Services rendered	88,701,781	73,209,585
Sales	1,031,075	1,532,641
Other operating revenues	2,905,478	2,468,895

	3,024,216,775	2,881,151,048

Consolidated operating revenues in the first half of 2005 and 2004 by geographic areas, are as follows:

	2005	2004

Portugal	2,025,163,341	2,031,423,703
Brazil	960,607,167	810,755,823
Other countries	38,446,267	38,971,522

	3,024,216,775	2,881,151,048

CONSOLIDATED REPORT - FIRST HALF 2005	63

7. Segment Reporting

The Company identified the following reportable segments:

Wireline Business (1)	Retail
Wholesale
Data and corporate
Other
Domestic Mobile	TMN
Brazilian Mobile	Vivo
Multimedia Businesses(2)	Pay TV and Cable Internet
Distribution and cinematographic exhibition
Other
(1) Wireline services are mainly rendered by PT Comunicações, PT Prime and PT.com.
(2) Multimedia services are mainly rendered by TV Cabo Portugal, PT Conteúdos, Lusomundo Audiovisuais and Lusomundo Cinemas.

Profit and loss statements for each reportable segment, for the first half of 2005 and 2004, are presented below:

a) Wireline business
	2005	2004

Operating revenues:
Services rendered - external customers	1,013,966,129	1,036,802,651
Services rendered - inter group revenues	76,864,391	71,531,902
Sales - external customers	15,626,530	16,082,638
Sales - inter group sales	47,658	240,116
Other operating revenues - external customers	5,421,031	11,482,663
Other operating revenues - inter group sales	4,127,948	8,442,602

Total operating revenues	1,116,053,687	1,144,582,572

Recurring operating costs:
Wages and salaries	145,021,873	137,579,472
Post retirement benefits	72,069,000	79,680,000
Direct costs	196,864,551	242,955,126
Depreciation and amortization	173,630,933	188,086,719
Costs of products sold	14,872,792	19,037,915
Marketing and publicity	23,266,958	15,542,782
Support services	65,616,348	52,053,025
Maintenance and repairs	38,848,741	44,346,162
Supplies and external services	72,620,917	66,065,179
Provisions and adjustments	(15,665,065)	6,972,897
Taxes	3,415,177	3,716,248
Other net operating costs	4,912,096	11,145,669

Total recurring operating costs	795,474,321	867,181,194

Recurring operating income	320,579,366	277,401,378

Work force reduction program costs	96,793,283	3,906,487
Losses on disposals of fixed assets, net	(36,769)	878,691
Other costs	1,431,992	4,659,705

Income before financial items and income taxes	222,390,860	267,956,495

Interests, net	(4,722,561)	7,799,716
Net foreign currency exchange losses/(gains)	(1,512,119)	(999,113)
Losses/(Gains) on financial assets	(1,644,499)	138,742
Equity in earnings of affiliated companies, net	(8,855)	(197,348)
Other financial expenses/(income), net	1,482,892	4,914,149

Income before income tax	228,796,002	256,300,349

Provision for income taxes	(63,458,996)	(68,434,513)

Net income	165,337,006	187,865,836

Total assets and liabilities of this segment as at 30 June 2005 and 31 December 2004 are as follows:

	2005	2004

Assets	3,822,813,704	3,945,048,520
Liabilities	2,190,044,645	2,240,062,004

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2005 and 2004 were 96.5 million euros and 84.2 million euros, respectively.

As at 30 June 2005, the total employees in wireline business totaled 8,257 employees.

CONSOLIDATED REPORT - FIRST HALF 2005	65

b) Domestic Mobile – TMN
	2005	2004

Operating revenues:
Services rendered - external customers	635,685,149	628,057,873
Services rendered - inter group revenues	51,488,961	73,747,928
Sales - external customers	56,573,198	56,431,852
Sales - inter group sales	1,946,530	2,040,745
Other operating revenues - external customers	2,433,428	5,261,319
Other operating revenues - inter group sales	(3,052)	183,400

Total operating revenues	748,124,214	765,723,117

Recurring operating costs:
Wages and salaries	28,496,771	27,307,766
Direct costs	155,269,008	151,011,647
Depreciation and amortization	101,515,898	95,318,977
Costs of products sold	77,619,240	59,819,497
Marketing and publicity	16,190,699	14,999,260
Support services	8,983,801	5,907,611
Maintenance and repairs	16,171,749	16,692,188
Supplies and external services	85,497,107	89,757,417
Provisions and adjustments	8,856,438	26,397,051
Taxes	15,014,450	15,294,560
Other net operating costs	1,809,853	423,311

Total recurring operating costs	515,425,014	502,929,285

Recurring operating income	232,699,200	262,793,832

Losses on disposals of fixed assets, net	749,927	716,203
Other costs	711,998	(83,278)

Income before financial results and income taxes	231,237,275	262,160,907

Interests, net	(89,234)	(1,277,325)
Net foreign currency exchange losses/(gains)	(300,958)	(216,090)
Equity in earnings of affiliated companies, net	361	160
Other financial expenses/(income), net	464,814	481,962

Income before income tax	231,162,292	263,172,200

Provision for income taxes	(63,250,031)	(71,401,539)

Net income	167,912,261	191,770,661

Total assets and liabilities of this segment as at 30 June 2005 and 31 December 2004 are as follows:

	2005	2004

Assets	1,624,412,809	1,416,976,548
Liabilities	712,747,196	741,654,165

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2005 and 2004 were 47.7 million euros and 35.4 million euros, respectively.

As at 30 June 2005, the total employees in this segment totaled 1,155 employees.

c) Brazilian Mobile
	2005	2004

Operating revenues:
Services rendered - external customers	780,520,296	694,428,521
Services rendered - inter group revenues	-	3,466
Sales - external customers	92,936,347	56,148,759
Other operating revenues - external customers	23,065,634	13,534,883
Other operating revenues - inter group sales	(102,831)	(2,846)

Total operating revenues	896,419,446	764,112,783

Recurring operating costs:
Wages and salaries	46,566,369	42,866,985
Direct costs	96,386,017	77,171,913
Depreciation and amortization	170,484,361	138,978,390
Costs of products sold	188,496,015	159,573,488
Marketing and publicity	31,997,119	28,685,380
Support services	53,827,893	31,101,048
Maintenance and repairs	10,930,211	1,489,360
Supplies and external services	115,486,519	100,788,545
Provisions and adjustments for doubtful receivables and other	42,028,634	22,055,716
Taxes	51,782,526	34,544,309
Other net operating costs	17,908,555	2,500,506

Total recurring operating costs	825,894,219	639,755,640

Recurring operating income	70,525,227	124,357,143

Losses on disposals of fixed assets, net	(366,814)	678,064
Other costs	2,231,794	1,241,271

Income before financial results, income taxes and minority interests	68,660,247	122,437,808

Interests, net	45,447,198	36,255,365
Net foreign currency exchange losses/(gains)	(9,804,916)	8,767,057
Losses/(Gains) on financial assets	30,031,932	8,424,354
Other financial expenses/(income), net	11,582,095	14,961,425

Income before income tax	(8,596,062)	54,029,608

Provision for income taxes	(39,252,320)	(39,628,474)

Net income before minority interests	(47,848,382)	14,401,134

Loss/(Income) applicable to minority interests	(550,649)	(26,071,129)

Net income	(48,399,031)	(11,669,995)

Total assets and liabilities of this segment as at 30 June 2005 and 31 December 2004 are as follows:
	2005	2004

Assets	4,959,825,849	3,999,900,349
Liabilities	1,809,415,880	1,562,762,795

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2005 and 2004 were 143.0 million euros and 68.9 million euros, respectively.

As at 30 June 2005, the total employees in this segment totaled 3,016 employees.

CONSOLIDATED REPORT - FIRST HALF 2005	67

d) PT Multimédia
	2005	2004

Continued Operations:
Operating revenues:
Services rendered - external customers	281,478,018	260,746,617
Services rendered - inter group revenues	257,460	389,235
Sales - external customers	15,951,194	20,617,550
Sales - inter group sales (i)	138,616	(186,097)
Other operating revenues - external customers	7,921,487	4,344,601
Other operating revenues - inter group sales (ii)	63,267	(45,455)

Total operating revenues	305,810,042	285,866,451

Recurring operating costs:
Wages and salaries	21,153,256	20,947,286
Direct costs	97,295,837	89,137,755
Depreciation and amortization	28,295,994	24,810,884
Costs of products sold	8,140,586	7,060,756
Marketing and publicity	8,959,251	11,701,919
Support services	19,344,535	17,002,888
Maintenance and repairs	10,608,700	6,574,083
Supplies and external services	41,572,615	42,093,568
Provisions and adjustments	3,884,878	1,974,330
Taxes (ii)	(124,164)	1,228,071
Other net operating costs	170,354	1,957,027

Total recurring operating costs	239,301,842	224,488,567

Recurring operating income	66,508,200	61,377,884

Losses on disposals of fixed assets, net	(48,779)	(48,484)
Other costs	49,606	4,410,011

Income before financial results, income taxes and minority interests	66,507,373	57,016,357

Interests, net	2,385,899	468,918
Net foreign currency exchange losses/(gains)	572,677	601,109
Equity in earnings of affiliated companies, net	(417,454)	1,716,980
Other financial expenses/(income), net	(1,643,183)	101,449

Income before income tax and minority interests	65,610,171	55,128,155

Provision for income taxes	(17,486,824)	(16,904,145)

Net income from continued operations, before minority interests	48,123,347	38,224,010

Descontinued Operations:

Net income from descontinued operations, before minority interests	(3,958,301)	114,034

Net income before minority interests	44,165,046	38,338,044
Loss / (income) applicable to minority interests	(138,247)	(1,088,341)

Net income	44,026,799	37,249,703

(i)	In the first half of 2004, this caption was negative as a result of accrued discounts with Group’s companies.
(ii)	In the first half of 2005, this caption was negative as a result of VAT recovered from credit notes.

Total assets and liabilities of this segment as at 30 June 2005 and 31 December 2004 are as follows:
	2005	2004

Assets	1,030,844,172	1,089,945,254
Liabilities	650,063,260	579,252,787

Capital expenditures in tangible and intangible assets for this reportable segment for the first half of 2005 and 2004 were 55.6 million euro and 26.1 million euros, respectively.

As at 30 June 2005, the total employees in this segment totaled 1,324 employees.

The net income for this reportable segment does not include minority interests, which as at 30 June 2005 and 2004 amounted to 19,320,987 euros and 16,103,443 euros, respectively. The caption “Minority interests” presented in the net income of the reportable segment corresponds to the minority interest of PT Multimédia subsidiaries.

e) Reconciliation of operating revenues, net income and assets

e1) Operating Revenues

As at 30 June 2005 and 2004, the reconciliation between operating revenues of reportable segments and consolidated operating revenues, is as follows:

	2005	2004

Total relating to reportable segments	3,066,407,389	2,960,284,923
Total relating to other operations	228,189,176	170,447,491
Elimination of intragroup revenues	(270,379,790)	(249,581,366)

	3,024,216,775	2,881,151,048

e2) Net Income

For the first half of 2005 and 2004, the reconciliation between net income of reportable segments and consolidated net income, is as follows:

	2005	2004

Total relating to reportable segments	328,877,035	405,216,205
Total relating to other operations	(18,783,376)	10,187,652
Other items:
Financial expenses related with loans obtained at holding level	(78,072,416)	(79,110,484)
Gains/(Losses) on financial assets	(20,641,601)	57,520,361
Equity accounting in losses of affiliated companies, net	31,596,684	6,569,982
Tax effect	27,146,355	5,937,284
Minority interests not included on reportable segments	(11,138,862)	(20,647,117)

	258,983,819	385,673,883

CONSOLIDATED REPORT - FIRST HALF 2005	69

e3) Total assets

As at 30 June 2005 and 31 December 2004, the reconciliation between assets of reportable segments and consolidated assets, is as follows:

	2005	2004

Total assets relating to reportable segments	11,437,896,534	10,451,870,671
Total assets relating to other operations	2,795,436,314	2,192,160,260
Goodwill	576,565,603	601,755,149
Investments in group companies and other investments	352,541,402	333,819,956

	15,162,439,853	13,579,606,036

8. Wages and Salaries

During the six months periods ended 30 June 2005 and 2004, this caption consists of:

	2005	2004

Salaries	271,984,716	255,117,061
Employee Benefits	48,217,831	46,734,047
Insurance	1,477,451	1,335,160
Other	14,496,411	3,836,416

	336,176,409	307,022,684

9. Post Retirement Benefits

9.1. Pension Benefits

As referred to in Note 3.h) PT Comunicações is responsible for the payment of pensions, supplemental pension benefits to suspended employees and other gratuities to retired and active employees. These liabilities, which are estimated based on actuarial valuations prepared by an independent actuary, are as follows:

a)
Former employees of Telecom Portugal hired by CTT prior to May 14, 1992, or who were retired on that date, are entitled to a pension benefit. Employees hired after that date are covered by the general Portuguese State social security system. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

b)
The retired and active employees who were formerly employees of TLP and who were hired prior to 23 June 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their present salaries) until they reach the Portuguese State social security retirement age. After this date these former employees become entitled to the pension supplement. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

c)
Former employees of TDP hired prior to 23 June 1994 are entitled to a pension supplement, which complements the pension paid by the Portuguese State social security system. Pre-retired employees are also entitled to receive benefit payments (equal to 25% to 80% of their present salaries) until they reach the Portuguese State social security retirement age. Suspended employees are also entitled to receive a benefit payment equal to 100% of salary prior to leaving service (increased in some cases).

d)
The former employees of Marconi hired prior to February 1, 1998 are entitled to a pension benefit from Caixa and two different supplemental pension benefits (Marconi Fundo de Melhoria and Marconi Complementary Fund).

Employees hired after that date are not entitled to these benefits, as they are covered by the general Portuguese State social security system.
e)	On retirement, PT Comunicações pays a lump sum gratuity of a fixed amount which depends on the length of service completed by the employee.

PT SI employees who were transferred from PT Comunicações and Marconi and were covered by pension plans of those companies are entitled to a pension supplement.

The actuarial valuations for these plans as at 31 December 2004, prepared by an independent actuary, used the projected unit credit method and considered the following actuarial assumptions and rates:

Rate of return on pension fund assets	6,0%
Pension liabilities’ discount rate	5,75%
Salaries liabilities’ discount rate	4,0%
Salary growth rate	3,0%
Pension growth rate	2,0%
Inflation rate	2,0%
Actuarial method	Projected Unit Credit

The rate of return on pension fund assets was estimated based on historical information of the return on portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered on market analysis.

The demographic assumptions considered on this actuarial study were as follows:

Mortality table:

Employees (whilst in active service):
Males	AM (92)
Females	AF (92)
Pensioners and employees who have taken early :
Males	PA (90)m – less 3 years
Females	PA (90)f – less 3 years

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Based on this study, the benefit obligation and the fair value of pension funds as at 31 December 2004 is as follows:

Projected benefit obligation ("PBO"):
Retired, pre-retired and suspended employees	1,901,125,000
Salaries and gratuiries to pre-retires and suspended employees	986,385,800
Active employees	695,787,000
Lusomundo Media (i)	9,081,000

3,592,378,800
Plan assets at fair value	(1,972,620,000)

Projected benefit obligation, in excess of plan assets	1,619,758,800

(i)	The benefits of Lusomundo Media’s employees are recorded in the balance sheet as at 30 June 2005 as discontinued operations (Note 17).

CONSOLIDATED REPORT - FIRST HALF 2005	71

As at 31 December 2004 the plan assets’ portfolio are as follows:

	Amount	%

Equities	681,516,951	34.5%
Bonds	671,112,135	34.0%
Property	259,565,035	13.2%
Real estate investment funds	54,654,566	2.8%
Cash, treasury bills, short-term stocks and net current assets	305,771,313	15.5%

	1,972,620,000	100.0%

Of the total investments in property, approximately 83% were leased to the Group.

As at 31 December 2004 the reconciliation between the projected benefit obligation in excess of plan assets and the liability recorded in the consolidated balance sheet as of that dates is presented below:

Projected benefit obligation, in excess of plan assets	1,619,758,800
Actuarial losses, net (i)	(971,310,944)
Prior service cost	1,772,000

Pension Liabillities	650,219,856

(i)
Actuarial losses, net result basically from: (a) the lower actual return on fund assets as compared with the expected return on fund assets; (b) the change in some actuarial assumptions; and (c) the higher salary growth rates and higher increase in pensions and pre-retired salaries, than the long term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over an average period of 14 years which corresponds to the estimated average working life of active employees.

The pension liabilities were recorded in the consolidated balance sheet as at 31 December 2004 in non-current liabilities under the caption “Post retirement liability”.

A summary of the components of the net periodic pension cost for the six months periods ended 30 June 2005 and 2004 is presented below:

	2005	2004

Service cost	9,943,500	9,429,410
Interest cost	96,878,000	86,579,000
Expected return on plan assets	(60,336,500)	(55,600,000)
Net amortization of deferrals	11,310,500	18,015,500

Sub-total	57,795,500	58,423,910
Curtailment costs related to early retirements, pre-retirements	86,143,108	2,786,060
and suspended contracts

Net periodic pension cost	143,938,608	61,209,970

The contributions made to the pension funds and payments of salaries to pre-retired and suspended employees in the six months periods ended 30 June 2005 and 2004 were as follows:

	2005	2004

Contributions to pension funds:
Employers' contributions	100,867,616	92,835,000
Plan participants' contributions	4,493,414	4,641,000

	105,361,030	97,476,000

Payments of salaries to pre-retires and suspended employees	66,017,118	61,463,598

9.2. Health Care Benefits

As referred to in Note 3.i) PT Comunicações is responsible for the payment of post retirement health care benefits to certain active employees, suspended employees, pre-retired employees, retired employees and their eligible relatives.

This plan includes all employees hired until 31 December 2003 and 1 February 1998 by PT Comunicações and Marconi, respectively. Certain employees of PT SI who were transferred from PT Comunicações are also covered by this health care benefits plan.

The following parties contribute to fund this health care plan:

  The principal beneficiaries (beneficiaries of one of the aforementioned health schemes) with 1.5% of salaries;
  Serviço Nacional de Saúde (“SNS”) with 303.9 euros per beneficiary of the plan (Note 23); and
  PT Comunicações with the remaining amount required to fully cover the costs, through annual contributions to PT- ACS or autonomous funds incorporated by the Group.

The actuarial valuations for these plans prepared by an independent actuary, as at 31 December 2004, used the projected unit credit method and considered the following assumptions and rates:

Health care cost trend rate:
Next 5 years	3,5%
Years thereafter	3,0%
Rate of return on fund assets	6,0%
Discount Rate	5,75%
Salary growth rate	3,0%
Inflation rate	2,0%

The rate of return on fund assets was estimated based on historical information of the return on portfolio assets, the expected portfolio in future years (defined in accordance with the expected maturity of the liabilities) and certain financial market performance indicators usually considered on market analysis.

The demographic assumptions considered on this actuarial study were as follows:

Mortality table:

Employees (whilst in active service):
Males	AM (92)
Females	AF (92)
Pensioners and employees who have taken early :
Males	PA (90)m – less 3 years
Females	PA (90)f – less 3 years

Disability table: Swiss Reinsurance Company
Turnover of employees: Nil

Based on this study, the accumulated post retirement health care benefit obligation as at 31 December 2004 was 701,797,100 euros. The reconciliation between the post retirement health care obligations and the liability recorded in the balance sheet as of that date is presented below:

Accumulated health care benefit obligation	701,797,100
Actuarial losses, net (i)	(123,234,572)
Prior year service gain	3,333,000

Post retirement health liability	581,895,528

CONSOLIDATED REPORT - FIRST HALF 2005	73

(i)	Actuarial losses, net result basically from the difference between the actual and expected healthcare costs and higher inflation rates than the long-term assumptions considered in the actuarial studies. These actuarial gains and losses will be amortized over 14 years, which corresponds to the estimated average working life of active employees.

During the first half of 2005, the Group incorporated an autonomous fund to cover the liabilities with post retirement health care benefits and made an initial contribution of 300,000,000 euros. This autonomous fund is managed by PT Prestações in accordance with an investment policy defined by the Group and consistent with the maturity and risk of the liabilities.

A summary of the components of the net periodic post retirement health care cost for the six months periods ended 30 June 2005 and 2004 is presented below:

	2,005	2,004

Service cost	2,585,500	2,550,000
Interest cost	19,404,000	18,411,500
Expected return on assets	(9,000,000)	-
Net amortization of deferrals	1,390,500	412,000

	14,380,000	21,373,500

Curtailment cost related to early retirements,
pre-retirements and suspended contracts	9,124,378	172,966

Net periodic post retirement health care costs	23,504,378	21,546,466

During the first half of 2005, the contribution made to PT-ACS, net of the contributions from the SNS amounted to 15,609,003 euros.

9.3. Balance sheet captions

The movements occurred during the first half of 2005 in the accrued post retirement liability, was as follows:

		Change in
	December 31,	Consolidation	Net Periodic	Curtailment	Payments/	June 30,
	2004	Perimetrer	Cost	Cost	Contributions	2005

Pension benefits	650,219,856	(8,846,352)	57,795,500	86,143,108	(166,884,734)	618,427,378
Other employee benefits	581,895,528	-	14,380,000	9,124,378	(315,609,003)	289,790,903

	1,232,115,384	(8,846,352)	72,175,500	95,267,486	(482,493,737)	908,218,281

9.4. Profit and loss captions

During the six months periods ended 30 June 2005 and 2004, post retirement benefit costs were recorded under the captions “Net periodic pension cost” and “Work force reduction program cost”, as follows:

	2005	2004

Net Periodic Pension Cost:
Post retirement benefits:
Pension benefits	57,795,500	58,423,910
Health care benefits	14,380,000	21,373,500

	72,175,500	79,797,410

Work Force Reduction Program Costs:
Curtailments:
Pension benefits	86,143,108	2,786,060
Health care benefits	9,124,378	172,966

	95,267,486	2,959,026
Termination payments	1,525,797	947,461

	96,793,283	3,906,487

10.Direct Costs

During the six months periods ended 30 June 2005 and 2004, this caption consists of:

	2005	2004

Traffic costs and capacity	291,180,621	294,910,741
Programming costs	62,506,318	57,362,707
Directories	41,607,233	44,024,978
Other direct costs	30,919,913	26,964,154

	426,214,085	423,262,580

11.Supplies and External Services

During the six months periods ended 30 June 2005 and 2004, this caption consists of:

	2005	2004

Comissions	118,605,890	87,216,583
Specialized work	86,590,652	68,043,599
Rentals (Note 12)	32,248,539	27,180,705
Electricity	28,387,207	23,793,115
Communication	14,851,167	15,164,086
Installation and dismonting client's equipment	12,705,349	5,894,332
Travelling	8,074,534	7,525,832
Surveillance and security	6,224,039	5,203,206
Consultancy fees	5,753,082	3,370,879
Insurance	5,121,481	5,052,640
Other supplies and external services	37,763,457	65,011,956

	356,325,397	313,456,933

CONSOLIDATED REPORT - FIRST HALF 2005	75

12.Operating Lease

During the six months periods ended 30 June 2005 and 2004 operating lease costs were recognized as follows:

	2005	2004

Direct costs	42,104,263	39,673,595
Supplies and external services	32,248,540	27,180,706

	74,352,803	66,854,301

13.Other Costs

During the six months periods ended 30 June 2005 and 2004, this caption consists of:

	2005	2004

Donations	4,478,321	1,636,097
Other (i)	3,958,425	10,665,726

	8,436,746	12,301,823

(i)
In the first half of 2004, this caption relates to an agreement signed between PT Comunicações and DECO because of the amounts charged by PT Comunicações as activation fees, which had a cost of Euro 10 million (Note 43.1).

14.Losses/(Gains) on Financial Assets

During the six months periods ended 30 June 2005 and 2004, this caption consists of:

	2005	2004

Derivatives financial instruments (i)	19,956,875	(48,839,607)
Other	2,074,250	(2,218,451)

	22,031,125	(51,058,058)

(i)
During the six months period 2005, this caption includes: (1) 32,293,224 euros related with negative changes on the fair value of derivative financial instruments classified as available for trading (Note 39); and (2) 12,337,049 euros related with gains obtained on equity swaps on PT Multimédia’s shares, owned by Portugal Telecom.

15.Other Financial Expenses/(Gains), net

During the six months periods ended 30 June 2005 and 2004, this caption consists of:

	2005	2004

Bank comissions and expenses	13,914,986	8,314,469
Taxes related with financial income (i)	5,627,037	11,324,501
Financial discounts, net	2,910,409	2,800,303
Other	7,915,343	5,721,571

	30,367,775	28,160,844

(i)	This caption includes mainly 50% of taxes on financial income obtained by Brasilcel’s subsidiaries, in Brazil.

16.Income Taxes

Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax (“IRC”) at a rate of 25%, which can be increased up to 10% through a municipal tax.

Portugal Telecom and PT Multimédia adopted the tax consolidation regime, which includes both companies and all 90% or more owned Portuguese subsidiaries that comply with the provision of article 63º of Corporate Income Tax Law.

In accordance with Portuguese tax legislation, corporate tax are subject to review and adjustment by the tax authorities during four years following their filing (five years for social security, being ten years for the contributions made up to the year ended 31 December 2001). Management believes that any adjustment which may result from such reviews or inspections, would not have a material impact on the consolidated financial statements as at 30 June 2005, except for the situations where provisions have been recognized (Note 36).

a) Deferred taxes

As at 30 June 2005 and 31 December 2004, the Group recognized deferred tax assets and liabilities, with the following nature and movements during the first half of 2005:

			Taxes	Changes in the	Foreign currency
	December 31,		payable	consolidation	translation
	2004	Net income	(Note 25)	perimeter	adjustments	Other (i)	June 30, 2005

Deferred tax assets

Provisions	469,032,065	11,915,418	-	(8,236,285)	8,146,268	(428,801)	480,428,665
Tax losses carryforward	536,577,997	4,883,349	(129,178,269)	(9,103,859)	14,637,013	3,307,115	421,123,346
Financial instruments	21,823,860	(4,562,701)	-	-	-	2,392,044	19,653,203
Additional contribution to pension funds	35,735,418	(4,104,546)	-	-	-	-	31,630,872
Other	62,142,423	(21,326,747)	-	(170,971)	8,900,634	(320,769)	49,224,570

	1,125,311,763	(13,195,227)	(129,178,269)	(17,511,115)	31,683,915	4,949,589	1,002,060,656

Deferred tax liabilities

Revaluation of fixed assets	20,768,988	(1,020,964)	-	(2,235,362)	-	-	17,512,662
Gains on disposals of investments	274,143,925	(244,560)	-	(585,265)	-	-	273,314,100
Other	32,943,494	(23,309)	-	-	-	-	32,920,185

	327,856,407	(1,288,833)	-	(2,820,627)	-	-	323,746,947

		(11,906,394)	(129,178,269)	(14,690,488)	31,683,915	4,949,589

(i)	Under the caption “Financial instruments” and “Other”, this column includes a positive amount of 2,392,044 euros and a negative amount of 65,608 euros related with the tax effect on changes in the fair value of derivative financial instruments classified as hedge accounting and investments available for sale, respectively.

Deferred tax assets are recognized to the extent future taxable income is expected to occur. This assessment was based on management’s business plans, which are periodically reviewed.

Under the Portuguese legislation tax losses carryforward could be used to offset future taxable income for a six years period. As at 30 June 2005 and 31 December 2004, tax losses carryforward of Portuguese subsidiaries mature as follows:

	2005	2004

2005	-	3,259,000
2006	103,141,631	189,507,000
2007	5,684,000	5,684,000
2008	1,021,124,218	1,423,949,928
2009	317,019,000	317,019,000
2010	937,000	937,000

	1,447,905,849	1,940,355,928

As at 30 June 2005 and considering management’s businesses plans, the Group did not recognized deferred tax assets related with approximately 276 million euros of tax losses.

CONSOLIDATED REPORT - FIRST HALF 2005	77

b) Reconciliation of income tax provision

During the six months periods ended 30 June 2005 and 2004, the reconciliation between the nominal and effective income tax rate, is as follows:

	2005	2004

Income before taxes	445,608,931	619,759,692
Statutory tax rate (including municipal taxes at a 10% standard)	27.5%	27.5%

	122,542,456	170,433,915
Valluation allowance for certain tax losses carryforward	25,620,640	9,546,327
Warrants	7,623,987	-
Permanent differences	5,634,788	6,655,171
Difference in tax rates	2,804,055	5,264,030
Reduction of deferred tax liabilities related with deferred taxation on the
disposal of certain investments	-	(12,610,960)
Other	12,153,045	4,329,213

	176,378,971	183,617,696

The income tax for the year is as follows:
Income tax-current (Note 25)	164,472,577	172,451,593
Deferred taxes	11,906,394	11,166,103

	176,378,971	183,617,696

17.Discontinued operations

As at 30 June 2005, discontinued operations include the following businesses:
  Media - as at 30 June 2005 the disposal of Lusomundo Serviços was pendent on approval of Competition Authority. In July 2005 this entity notified Controlinveste of its decision not to oppose the transaction. In August 2005 PT
  Multimédia executed the sale of Lusomundo Serviços to Controlinveste (Note 44); and
  PrimeSys (data business in Brazil) - during the first half of 2005 the Group started to negotiate the sale of its 100% investment in PrimeSys and in August 2005 was signed a promissory sale and purchase agreement with Embratel.
  This transaction is pendent on ANATEL approval. (Note 44).

These sales will not generate any losses that should be recognized as at 30 June 2005.

As at 30 June 2004 and 2005, net income for discontinued operations was disclosed in the consolidated financial statements under the caption “Discontinued operations” and its details is as follows:

	2005	2004

Operating revenues	117,623,283	110,209,669
Recurring operating costs	119,006,872	112,032,344

Recurring operating income	(1,383,589)	(1,822,675)
Losses / (gains) on sales disposals of fixed assets and other items	(4,456,813)	61,467

Income before financial results and income taxes	3,073,224	(1,884,142)
Interest and other financial expenses, net	954,963	1,222,400

Income before income taxes	2,118,261	(3,106,542)
Provision for income taxes	(536,644)	445,016

Net income	1,581,617	(2,661,526)

As at 30 June 2005, assets and liabilities of discontinued operations were disclosed in the consolidated balance sheet under the captions “Assets from discontinued operations” and “Liabilities from discontinued operations”, respectively, and its details is as follows:

2005

Current assets	71,419,635
Investments in group companies and other investments	14,826,626
Intangible assets	165,246,230
Tangible assets	81,209,550
Deferred taxes	17,249,424
Other non-current assets	1,824,370

Total assets	351,775,835

Current liabilities	95,717,784
Accrued post-retirement liability	8,014,866
Deferred taxes	2,819,227
Other non-current liabilities	19,802,403

Total liabilities	126,354,280

Total net assets	225,421,555

As at 30 June 2005 and 2004, cash flows from discontinued operations were disclosed in the consolidated cash flows statements under the caption “Discontinued operations” (Note 41.i)), and includes the following captions:

	2005	2004

Operating activities	1,921,542	5,122,629
Investing activities	(5,101,363)	(14,966,353)
Financing activities	730,482	(957,067)

Change in cash and cash equivalents	(2,449,339)	(10,800,791)

Effect of exchange differences	(4,152,866)	(128,844)
Cash and cash equivalents at the beginning of the period	(8,466,721)	12,069,703
Cash and cash equivalents at the end of the period	(15,068,926)	1,140,068

CONSOLIDATED REPORT - FIRST HALF 2005	79

18.Minority interests

During the six months periods ended 30 June 2005 and 2004, the movements in minority interests were as follows:

		Acquisition, sales			Currency
		and share capital			translation
	January 1, 2005	increases	Income / (loss)	Dividends	adjustments	Other	June 30, 2005

Brasilcel (i)	305,770,785	95,242,840	550,649	-	107,950,659	(261,292)	509,253,641
PT Multimédia (ii) (a)	212,124,711	-	5,373,153	(32,797,646)	75,750	(31,154,661)	153,621,307
Cabo Verde Telecom	30,728,281	-	4,178,890	(5,370,263)	-	119,952	29,656,860
Cabo TV Madeirense	6,056,156	-	885,623	(1,376,400)	-	-	5,565,379
Timor Telecom	2,258,891	(201,581)	722,354	-	333,640	-	3,113,304
Cabo TV Açoreana	2,019,394	-	368,571	(477,343)	-	-	1,910,622
CST	1,466,715	-	212,889	(67,181)	212,566	(76,563)	1,748,426
Kénya Postel Directories	886,003	(89,380)	71,700	(226,377)	148,928	-	790,874
LTM	1,482,547	-	323,963	(453,646)	(249,572)	-	1,103,292
Previsão	1,053,501	-	12,634	(22,131)	-	(286)	1,043,718
Grafilme	662,344	-	49,772	(44,441)	-	-	667,675
TPT	555,422	-	115,314	-	117,244	12,615	800,595
Other	2,564,224	-	(1,037,754)	(49,588)	32,977	(92,698)	1,417,161

	567,628,974	94,951,879	11,827,758	(40,885,016)	108,622,192	(31,452,933)	710,692,854

(a)	The column “Other” includes an amount of 22 million euros related with the proportion of minority interest on the warrants issued by PT Multimédia.

	January 1, 2004 under Portuguese GAAP	IFRS effect as of January 1, 2004	January 1, 2004 under IFRS	Acquisition, sales and share capital increases	Income / (loss)	Changes in consolidation perimeter	Dividends	Currency translation adjustments	Other	June 30, 2004

Brasilcel (i)	419,201,233	(13,347,017)	405,854,216	(17,835,378)	26,071,129	-	(17,361,126)	(13,732,487)	3,404,021	386,400,375
PT Multimédia (ii)	166,169,910	(550,830)	165,619,080	-	15,623,916	-	(5,327,366)	(31,041)	293,455	176,178,044
Cabo Verde Telecom	28,772,842	-	28,772,842	-	3,458,301	-	(5,273,610)	-	163,922	27,121,455
Mascom	16,682,849	-	16,682,849	-	-	(16,682,849)	-	-	-	-
Cabo TV Madeirense	5,155,415	(9,612)	5,145,803	-	700,916	-	(539,400)	-	9,564	5,316,883
Timor Telecom	-	-	-	-	628,220	1,716,567	-	-	-	2,344,787
Cabo TV Açoreana	1,872,300	(48)	1,872,252	-	219,198	-	(349,197)	-	(9,564)	1,732,689
CST	1,438,850	-	1,438,850	-	204,472	-	(33,385)	(34,236)	(57,367)	1,518,334
Kénya Postel Directories	1,127,747	-	1,127,747	-	282,385	-	(369,088)	(6,907)	(11,183)	1,022,954
LTM	1,299,359	-	1,299,359	-	251,748	-	(527,288)	44,611	(2,652)	1,065,778
Previsão	1,080,177	-	1,080,177	-	(120,471)	-	-	-	(50,326)	909,380
Lusomundo Media	-	-	-	-	(96,277)	1,029,851	-	-	(226,353)	707,221
Grafilme	577,237	-	577,237	-	115,778	-	(88,880)	-	-	604,135
TPT	-	-	-	-	154,865	424,942	-	-	-	579,807
Other	590,049	(37,810)	552,239	-	312,407	-	(225,368)	5,002	1,384,688	2,028,968

	643,967,968	(13,945,317)	630,022,651	(17,835,378)	47,806,587	(13,511,489)	(30,094,708)	(13,755,058)	4,898,205	607,530,810

Income applicable to minority interests in the six months periods ended 30 June 2005 and 2004 were as follows:

	2005	2004

Brasilcel (i)	550,649	26,071,129
PT Multimédia (ii)	5,373,153	15,623,916
Cabo Verde Telecom	4,178,890	3,458,301
Cabo TV Madeirense	885,623	700,916
Timor Telecom	722,354	628,220
Cabo TV Açoreana	368,571	219,198
CST	212,889	204,472
Kénya Postel Directories	71,700	282,385
LTM	323,963	251,748
Previsão	12,634	(120,471)
Grafilme	49,772	115,778
TPT	115,314	154,865
Other	(1,037,754)	216,130

	11,827,758	47,806,587

(i)
The minority interests in Brasilcel correspond to 50% of the interests of minority shareholders of Brasilcel’s subsidiaries in their corresponding amounts of shareholders’ equity and net income. The increase in minority interests occurred during the first half of 2005 is related with the capital increase of Telesp Celular Participações.

(ii)
The minority interests in PT Multimédia correspond to the interest of minority shareholders in their equity and net income, considering the application of the equity method of accounting for their subsidiaries. For consolidation purposes, part of the cost related with the warrants issued by PT Multimédia during the first half of 2005, was reclassified from shareholders’ equity to net income of that subsidiary, in order to eliminate the gain recognized by Portugal Telecom in the net income.

19.Dividends

The Annual General Meeting on 29 April 2005 approved the proposal of the Board of Directors to distribute a 35 cents dividend per share relating to the net income of 2004, equivalent to a total dividend of 395,085,000 euros.

20.Net Income per Share

Basic and diluted net income per share for the six months periods ended 30 June 2005 and 2004 were computed as follows:

		2005	2004

Net income considered in the computation of basic
earnings per share	(1)	258,983,819	385,673,883

Financial costs related with exchangeable bonds (net of tax)		2,806,669	2,934,006

Net income considered in the computation of diluted

earnings per share	(2)	261,790,488	388,607,889

Weighted average common shares outstanding in the period	(3)	1,156,298,315	1,228,458,112
Effect ot the exchangeable bonds		31,482,438	31,482,438

	(4)	1,187,780,753	1,259,940,550

Basic earnings per share	(1)/(3)	0.22	0.31
Diluted earnings per share	(2)/(4)	0.22	0.31

CONSOLIDATED REPORT - FIRST HALF 2005	81

21.Cash and cash equivalents

As at 30 June 2005 and 31 December 2004, this caption consists of:

		December 31,
	June 30, 2005	2004

Cash and cash equivalents	482,758,282	441,188,958
Short term treasury applications:
Fixed rate bonds	724,274,681	548,583,498
Other short term investments (i)	1,561,142,712	957,187,759

	2,768,175,675	1,946,960,215

(i)	As at 30 June 2005 and 31 December 2004 this caption included 44,129,869 euros and 39,828,143 euros (Note 39), respectively, related with the fair value of derivative financial instruments contracted by Brasilcel’s subsidiaries, which currently are not covering any specific risk.

22.Accounts Receivable - Trade

As at 30 June 2005 and 31 December 2004, this caption consists of:

		December 31,
	June 30, 2005	2004

Current accounts receivable - trade:
Accounts receivable from customers	1,219,231,898	1,077,290,670
Doubtful accounts receivable	214,384,420	260,755,168
Unbilled revenues	184,615,467	192,230,090
Other	661,272	2,473,903

	1,618,893,057	1,532,749,831
Adjustments for doubtful accounts receivable - trade (Note 36)	(318,151,774)	(364,802,804)

	1,300,741,283	1,167,947,027
Advances to suppliers	52,975,309	40,309,981

	1,353,716,592	1,208,257,008

23.Accounts Receivable - Other

As at 30 June 2005 and 31 December 2004, this caption consists of:

		December 31,
	June 30, 2005	2004

Current accounts receivable - other:
Discounts given to retired Portuguese citizens (i)	61,722,064	47,597,244
Receivables from affiliated companies	61,800,840	31,532,707
Contributions from SNS (Note 9.2))	29,360,036	20,786,447
Other	81,788,632	123,115,191

	234,671,572	223,031,589
Adjustments for other accounts receivable (Note 36)	(16,407,548)	(15,873,011)

	218,264,024	207,158,578

Other non-current accounts receivable	29,881,606	24,309,110
Adjusments for other non-current accounts receivable (Note 36)	(2,028,545)	(3,598,841)

	27,853,061	20,710,269

(i)	This caption corresponds to discounts given to certain eligible retired Portuguese citizens, which will be reimbursed by the Portuguese State, under the Decree-Law 20-C/86. Up to 31 December 2001 this receivable balance was to be offset against the concession rent payable to the Portuguese State. As a result of the acquisition of the Basic Network at the end of 2002 and the related Modifying Agreement to the Concession Contract, this receivable balance should be paid directly by the Portuguese State, which committed to include the corresponding expense in the Annual State Budget, as stated by Decree-Law 18/2003. As at 30 June 2005 and 31 December 2004 the account receivable from the Portuguese State regarding discounts to retired Portuguese citizens is made up as follows:

	June 30, 2005	December 31, 2004

Discounts given in 2003	26,392,172	26,392,172
Discounts given in 2004 (a)	25,164,752	21,205,072
Discounts given in 2005	10,165,140	-

	61,722,064	47,597,244

(a) The change occurred in the 2004’s amounts is related with VAT, that was recognized when PT Comunicações billed the Portuguese State in 2005.

As at 30 June 2005, PT Comunicações had signed agreements with a financial institution relating to the sale of the accounts receivable balances regarding the discounts given in 2003 and 2004, amounting to 51,556,924 euros. PT Comunicações received cash advances of those amounts, minus the related expenses inherent in these transactions. These advances were recorded under the caption “Accounts payable – other” (Note 33). All expenses related to these transactions were recorded in net income.

24.Inventories

As at 30 June 2005 and 31 December 2004, this caption consists of:

		December 31,
	June 30, 2005	2004

Merchandise	196,538,557	182,979,978
Raw materials and consumables	17,697,302	19,505,405
Work in progress	7,543,705	6,263,689
Advances for purchases	41,185	137,854

	221,820,749	208,886,926
Adjustments for obsolete and slow moving inventories (Note 36)	(34,017,979)	(33,738,318)

	187,802,770	175,148,608

CONSOLIDATED REPORT - FIRST HALF 2005	83

25.Taxes Receivable and Payable

As at 30 June 2005 and 31 December 2004, this caption consists of:

	June 30, 2005		December 31, 2004

	Receivable	Payable	Receivable	Payable

Current taxes:
Operation in Portugal:
Value added tax	20,204,624	67,959,590	20,420,342	59,589,334
Social Security Contributions	-	10,623,114	-	10,863,432
Personnel income tax witholdings	-	10,070,249	-	9,483,731
Income taxes	2,502,499	-	2,671,828	-
Other	1,541,715	1,092,057	2,613,263	358,076

	24,248,838	89,745,010	25,705,433	80,294,573
Taxes in foreign countries	139,811,672	104,765,516	153,679,162	93,297,869

	164,060,510	194,510,526	179,384,595	173,592,442

Non-current taxes:

Taxes in foreign countries	100,121,128	30,222,782	62,623,744	25,634,200

As at 30 June 2005 and 31 December 2004, the captions “Taxes in foreign countries”, included mainly 50% of taxes receivable and payable by Brasilcel’s subsidiaries, as follows:

	June 30, 2005		December 31, 2004

	Receivable	Payable	Receivable	Payable

Current taxes:
Income taxes	50,688,869	22,893,852	48,271,008	20,854,816
Indirect taxes	73,445,685	74,653,730	66,324,463	57,920,437
Other	15,677,118	7,217,934	39,083,691	14,522,616

	139,811,672	104,765,516	153,679,162	93,297,869

Non-current taxes:
Income taxes	65,676,790	-	48,297,567	-
Indirect Taxes	34,444,338	30,222,782	14,326,177	25,634,200

	100,121,128	30,222,782	62,623,744	25,634,200

As at 30 June 2005 and 31 December 2005, the caption “Income taxes” from operations in Portugal is made up as follows:

	June 30, 2005	December 31, 2004

Current income taxes in the balance sheet (i)	(2,287,486)	(8,882,069)
Third parties witholding income taxes	(5,212,963)	-
Payments on account	1,973,469	5,086,990
Witholding income taxes	2,552,036	4,106,310
Income taxes	5,477,443	2,360,597

Net income tax receivable	2,502,499	2,671,828

(i)	Reconciliation between current income taxes in the Company’s balance sheet as at 30 June 2005 and 31 December 2004 and the current income tax expense for the periods then ended, is as follows:

	June 30, 2005	December 31, 2004

Current income taxes in the balance sheet	2,287,486	8,882,069
Taxes losses carryforward used in the year (Note 16)	129,178,269	237,860,507
Foreign income taxes payable by subsidiaries	35,757,368	38,305,380
Other	170,210	2,513,898

	167,393,333	287,561,854

The current income tax expense was recorded in the following captions:
	June 30, 2005	December 31, 2004

Income statement (Note 16)	164,472,577	286,240,538
Cumulative foreign currency translation adjustments (Note 38.5)	2,920,756	1,321,316

	167,393,333	287,561,854

26.Prepaid Expenses

As at 30 June 2005 and 31 December 2004, this caption consists of:

		December 31,
	June 30, 2005	2004

Taxes and income taxes (i)	35,174,105	-
Telephone directories	31,832,007	47,208,585
Sales of equipment (ii)	16,074,700	19,610,304
Marketing and publicity	9,138,168	12,909,373
Maintenance and repairs	6,328,012	12,227,583
Rents	6,078,462	6,544,606
Interest paid in advance	3,238,299	3,394,788
Advances paid to employees	2,842,173	2,411,039
Other	25,804,529	11,525,888

	136,510,455	115,832,166

(i)
Brasilcel’s operating subsidiaries paid an annual fee for each new client acquired during the previous year. This fee is paid in the beginning of the year and is recognized in net income on a straight-line basis during the following 12 months up to December.

(ii)
Sales of mobile phones of Brasilcel’s operating subsidiaries are recognized when the final client activates the equipment. Therefore the negative margin, as well as indirect tax (ICMS) are deferred upon the recognition of the sale.

27.Other Current and Non-Current Assets

As at 30 June 2005 and 31 December 2004, the caption “Other current assets” includes basically: (i) 14,889,554 euros and 31,226,238 euros, respectively, relating to the fair value of certain derivatives on PT Multimédia shares (Note 39); and (ii) 8,328,285 euros and 16,656,570 euros, respectively, relating to premiums to be received by Portugal Telecom of certain derivatives on PT Multimédia shares (Note 39).

As at 30 June 2005 and 31 December 2004, the caption “Other non-current assets” includes 816,894,630 euros and 840,525,884 euros, respectively, related with accounts receivables from QTE transactions (Notes 3.l.ix) and 37).

CONSOLIDATED REPORT - FIRST HALF 2005	85

28.Investments in Group Companies

As at 30 June 2005 and 31 December 2004, this caption consists of:

	June 30, 2005	December 31, 2004

Investments in group companies	2,384,719	4,037,761
Investments in associated companies	108,979,602	93,745,190
Goodwill net of impairment losses	110,523,359	112,207,743
Loans granted to associated companies and other companies	111,783,889	108,390,766
Advances for investments	1,752,201	2,185,233

	335,423,770	320,566,693

As at 30 June 2005 and 31 December 2004, the caption “Investment in group companies” consists of:

	June 30, 2005	December 31, 2004

Guiné Telecom , SARL (i)	3,716,555	3,716,555
Regiforum	844,825	818,953
Marconi France (ii)	-	1,644,171
Other	1,539,894	1,574,637

	6,101,274	7,754,316
Adjustments for investments in group companies (Note 36)	(3,716,555)	(3,716,555)

	2,384,719	4,037,761

(i)	The investment in this company is fully provided for.
(ii)	This investment was disposed of during the first half of 2005.

As at 30 June 2005 and 31 December 2004, the caption “Investment in associated companies” consists of:

	June 30, 2005	December 31, 2004

Unitel, S.A. ("Unitel")	45,253,422	28,461,383
CTM - Companhia de Telecomunicações de Macau, SARL ("CTM")	34,491,351	27,965,749
Banco Best, S.A.	8,236,929	7,362,700
Idealyse (i)	7,417,741	7,417,741
Warner Lusomundo Sogecable de Espanha, S.A.	6,907,333	7,603,000
Lisboa TV - Informação e Multimédia, S.A.	5,320,724	5,572,558
INESC - Instituto de Engenharia de Sistemas e Computadores (i)	2,992,788	2,992,787
Páginas Amarelas, S.A. ("Páginas Amarelas")	2,064,887	5,149,371
Hungaro Digitel KFT	1,978,556	1,990,635
Octal	1,168,725	1,299,387
Vasp - Sociedade de Transporte e Distribuição, Lda	-	2,019,110
Other	3,557,679	6,321,298

	119,390,135	104,155,719
Adjustments for investments in associated companies (Note 36)	(10,410,533)	(10,410,529)

	108,979,602	93,745,190

(i)	The investments in these companies are fully provided for.
(ii)	This investment is held by Lusomundo Serviços and was included under the caption “Assets from discontinued operations” (Note 17).

As at 30 June 2005 and 31 December 2004, the caption “Goodwill, net of impairment losses” consists of:

	June 30, 2005	December 31, 2004

Páginas Amarelas	83,754,434	83,754,434
Unitel	24,397,325	24,116,843
Other	2,371,600	4,336,466

	110,523,359	112,207,743

During the first half of 2005 and the year 2004 were not recognized any impairment losses on the above mentioned carrying values of goodwill.

Loans granted to associate companies and other companies are basically to finance its operations and to develop new businesses. As at 30 June 2005 and 31 December 2004, this caption consists of:

	June 30, 2005	December 31, 2004

UOL	87,850,786	77,989,260
Medi Telecom	68,803,334	64,442,408
Sport TV	66,213,937	66,213,937
Sportinveste (i)	35,318,668	35,318,668
Idealyse (ii)	33,140,652	29,420,510
Web-Lab	6,814,119	6,684,761
Marconi Suisse	5,732,692	5,732,692
PT Telecom Brasil	3,382,557	3,002,855
INESC (ii)	3,292,066	3,292,066
Other	1,245,548	5,292,292

	311,794,359	297,389,449
Adjustments for loans granted to associated companies and other companies (Note 36)	(88,710,752)	(75,508,310)
Adjustments related with the equity accounting on financial investments (Note 36) (iii)	(111,299,718)	(113,490,373)

	111,783,889	108,390,766

(i)	This caption includes 30,023,168 euros (Note 40) of additional paid-in capital contributions and 5,295,500 euros of shareholders loans granted to this affiliated company.

(ii)	These loans are fully provided for.

(iii)
This caption corresponds to accumulated losses resulting form the equity method of accounting in excess to initial investment, which were allocated to the others components of the investment in the affiliated companies (Note 2.a)), and consists of:

	June 30, 2005	December 31, 2004

Sport TV	43,395,764	43,945,296
Medi Telecom	38,120,838	38,225,006
UOL	16,394,951	18,432,125
Web-Lab	6,814,119	6,684,791
Marconi Suisse	5,110,198	4,763,659
Other	1,463,848	1,439,496

	111,299,718	113,490,373

If accumulated losses resulting from the equity method of accounting exceed the total investment amount a provision is recorded, if needed (Note 36).

CONSOLIDATED REPORT - FIRST HALF 2005	87

During the six months periods ended 30 June 2005 and 31 December 2004, gains and losses on associated companies consist of:

	2005	2004

Equity accounting in earnings / (losses) of affiliated companies
Unitel	14,046,514	6,186,627
UOL	8,777,547	1,167,625
CTM, SA	7,700,902	5,388,954
Tradecom Internacional	1,181,406	-
Medi Telecom	1,000,781	(7,393,016)
Lisboa TV	655,028	290,170
Sport TV	549,432	(1,947,794)
Mascom Wireless	-	5,432,192
Other	(3,046,316)	(4,910,817)

	30,865,294	4,213,941
Gains / (losses) on sale of financial investments	(1,794,343)	1,695,844

	29,070,951	5,909,785

29.Other investments

As at 30 June 2005 and 31 December 2004, this caption consists of:

	June 30, 2005	December 31, 2004

Investments available for sale	68,605,250	68,366,677
Investment property	23,472,085	28,413,023
Other	6,593,602	17,934,426

	98,670,937	114,714,126

The fair value of financial investments available for sale was determined based on their listed price, and the change in the fair value was recognized in shareholders’ equity, under the caption “Other reserves”. As at 30 June 2005 and 31 de December 2004, the detail and the movement of the fair value, is as follows:

		Change in
		fair value (Note
	December 31, 2004	38.4)	June 30, 2005

Banco Espírito Santo	55,860,000	(1,722,000)	54,138,000
Grupo Media Capital	8,720,000	2,048,000	10,768,000
Telefónica, S.A	3,786,677	(87,427)	3,699,250

	68,366,677	238,573	68,605,250

The caption “Investment property” includes mainly land and buildings owned by PT Comunicações, which are not affected to its operating activities. These assets are recognized at acquisition cost net of accumulated amortization and impairment losses, if any. PT Comunicações assesses periodically those assets and recognizes impairment losses in net income as appropriate. PT Comunicações essentially receives rents from lease contracts, which during the six months periods ended 2005 and 2004 amounted to 158,981 euros and 44,633 euros, respectively. During the six months periods ended 30 June 2005 and 2004, amortization costs amounted to 460,502 euros and 220,522 euros, and no impairment losses were recognized.

The changes occurred in this caption mainly results from transfers of assets allocated in the period to PT Comunicações’ operations and 1,003,063 euros related to assets owned by the Media business that was classified as discontinued (Note 17).

As at 30 June 2005 and 31 December 2004, other financial investments recognized at acquisition cost net of impairment losses, if any, consists of:

	June 30, 2005	December 31, 2004

Cypress	3,016,754	3,016,754
Tagusparque, S.A.	1,296,875	1,296,875
Seguradora internacional	704,448	704,448
Vortal	687,514	-
Intelsat (i)	-	13,127,252
Outras empresas	5,594,493	4,178,561

	11,300,084	22,323,890
Adjustments for other investments (Note 36)	(4,706,482)	(4,389,464)

	6,593,602	17,934,426

(i)	This investment was disposed of during the first half of 2005.

30.Intangible Assets

During the first half 2005 the movements occurred in intangible assets were as follows:

		Changes in the		Foreign currency
	Opening	consolidation		translation		Closing
	balance	perimeter	Increases	adjustments	Other	balance

Cost:
Industrial property and other rights	2,425,540,563	(28,521,414)	42,067,425	449,654,489	34,210,899	2,922,951,962
Other intangible assets	13,649,626	(133,728)	1,516,597	1,190,749	(1,856,067)	14,367,177
Intangibles assets in-progress	33,807,036	-	17,041,382	11,097,965	(30,818,887)	31,127,496
Goodwill	1,222,855,000	(150,232,517)	-	148,249,914	(1,116,886)	1,219,755,511

	3,695,852,225	(178,887,659)	60,625,404	610,193,117	419,059	4,188,202,146

						-
Accumulated depreciation:
Industrial property and other rights	445,454,574	(11,695,842)	100,111,798	91,048,227	(279,372)	624,639,385
Other intangible assets	5,471,663	-	864,383	437,372	(386,377)	6,387,041

	450,926,237	(11,695,842)	100,976,181	91,485,599	(665,749)	631,026,426

	3,244,925,988	(167,191,817)	(40,350,777)	518,707,518	1,084,808	3,557,175,720

The changes in the consolidation perimeter are mainly due to the transfer of the intangible assets of the Media and PrimeSys businesses, to the caption of “Discontinued operations” (Note 17).

As at 30 June 2005, the caption “Industrial property and other rights” includes basically the following items:

(a)
339,964,723 euros related to the acquisition of the ownership of the Basic Network from the Portuguese State. This amount corresponds to the difference between the amount paid in 2002 (365 million euros) and: (i) the concession rent of 2002 (16,604,413 euros), which was still recorded in the income statement as a cost of the year 2002; and (ii) the gain obtained from a cross border lease operation (8,430,864 euros) made in 2003 with equipment allocated to the basic network, as this gain was considered in the determination of the fair value attributable to the basic network.;

(b)	1,617,829,695 euros related with 50% of the value allocated to the band A licenses owned by VIVO’s subsidiaries;
(c)	171,377,824 euros related to 50% of the cost of mobile telecommunications licenses obtained by Global Telecom and TCO to operate in certain Brazilian states;
(d)
99,759,579 euros related with a UMTS license obtained by TMN and an amount of 33,333,333 euros paid to OniWay in connection with an agreement signed in 2002 between that company and the others three mobile operators in Portugal (including TMN);

(e)	123,531,938 euros related with rental contracts of satellite capacity signed by TV Cabo, which have a maturity of 12 years and were considered as capital leases;
(f)	448,449,620 euros related with software licenses;

CONSOLIDATED REPORT - FIRST HALF 2005	89

(h)	22,126,657 euros related to the allocation of the acquisition price of Sport TV to the fair value of the contract celebrated between this company and PPTV – Publicidade de Portugal e Televisão, S.A. (“PPTV” – the other shareholder of Sport TV together with PT Conteúdos) to acquire the rights to broadcast the games of the Portuguese football league for the seasons from 2004-2005 to 2007-2008.

As referred to in Note 3.d), intangible assets are periodically subject to impairment tests and during this period no impairment losses were recognized.

As at 30 June 2005 and 31 December 2004, the goodwill related with subsidiaries was as follows:

	2005	2004

Vivo	677,950,279	535,416,048

Wireline businesses:
PT.com	162,624,017	162,624,017
PT Comunicações (International carrier business)	75,634,389	75,634,389
PT Prime (Data & Corporate business)	31,985,617	32,126,523
Other	128,599	128,599

	270,372,622	270,513,528

PT Multimédia:
Pay TV and Cable Internet (i)	253,794,361	253,794,361
Media business (ii)	-	122,128,558

	253,794,361	375,922,919

Other businesses:
PrimeSys, S.A. ("PrimeSys") (ii)	-	23,666,222
PT SI	8,510,688	8,645,376
Cabo Verde Telecom, S.A. ("Cabo Verde Telecom")	9,127,561	8,690,907

	17,638,249	41,002,505

	1,219,755,511	1,222,855,000

(i)
As result of the impairment test made in 31 December 2004 to the goodwill of the audiovisual business, which is included in the Pay TV and Cable Internet segment, was recognized an impairment loss of 28.000.000 euros in net income. The fair value was computed based on discounted cash flows of Lusomundo Audiovisuais and Lusomundo Cinemas.

(ii)
As at 30 June 2005 these businesses were classified as discontinued operations and were transferred to the caption “Assets from discontinued operations” and “Liabilities from discontinued operations” respectively.

31.Tangible Assets

During the first half 2005 the movements occurred in tangible assets were as follows:

		Changes in the		Foreign currency
	Opening	consolidation		translation		Closing
	balance	perimeter	Increases	adjustments	Other	balance

Cost:
Land	98,487,608	(19,241,345)	26,019	2,410,817	(489,734)	81,193,365
Buildings and other constructions	1,064,180,220	(70,856,739)	5,340,228	10,847,336	(100,237,740)	909,273,305
Basic equipment	10,155,337,989	(134,795,883)	131,481,058	488,170,636	148,955,571	10,789,149,371
Transportation equipment	62,619,102	(2,635,415)	6,919,397	809,690	(3,568,134)	64,144,640
Tools and dies	18,946,431	(493,129)	138,127	794,511	233,448	19,619,388
Administrative equipment	850,001,564	(8,087,574)	28,862,156	24,649,713	(3,654,313)	891,771,546
Other tangible assets	69,092,264	(6,546,046)	1,770,201	147,632	(1,664,335)	62,799,716
Tangibles assets in-progress	182,754,242	(295,330)	136,133,787	40,584,315	(171,867,554)	187,309,460
Advances to suppliers of assets	260,486	(26,088)	-	22,533	4,657	261,588

	12,501,679,906	(242,977,549)	310,670,973	568,437,183	(132,288,134)	13,005,522,379

Accumulated depreciation:
Land	12,641,436	(11,825)	(135,808)	-	523,111	13,016,914
Buildings and other constructions	586,426,169	(57,052,040)	20,771,296	2,323,742	(61,171,818)	491,297,349
Basic equipment	7,108,144,905	(95,862,652)	329,861,080	307,200,270	977,559	7,650,321,162
Transportation equipment	37,397,694	(1,620,159)	5,462,405	469,914	(3,102,959)	38,606,895
Tools and dies	16,764,528	(214,779)	225,157	400,934	197,555	17,373,395
Administrative equipment	701,448,735	(5,874,321)	35,374,414	13,523,832	(8,196,912)	736,275,748
Other tangible assets	104,591,048	(2,042,548)	1,253,440	1,830,913	(43,338,425)	62,294,428

	8,567,414,515	(162,678,324)	392,811,984	325,749,605	(114,111,889)	9,009,185,891

	3,934,265,391	(80,299,225)	(82,141,011)	242,687,578	(18,176,245)	3,996,336,488

The changes in the consolidation perimeter are mainly due to the transfer of the tangible assets of the Media and PrimeSys businesses, to the caption of “Assets from discontinued operations” (Note 17).

..

Regarding tangible assets, should be mention the following situations:

(a)
105,577,070 euros of tangible assets of wireline business installed in third parties’ buildings and properties, and 165,001,158 euros of basic equipment of Pay-TV business installed in third parties’ property;

(b)	23,213,848 euros of PT Comunicações’ tangible assets were not recorded under the company name;

(c)	1,443,218,277 euros of PT Comunicações’ assets are affected to the concession, under the terms of nº 5 of Decree-Law 40/95 of the Modifying Agreement of the Concession;

(d)	25,818,381 euros of tangible assets from PT Comunicações are located in other countries which the more relevant are the representation in the submarine cable consortium.

(e)
In previous years PT Comunicações, PT Prime, TV Cabo and TMN contracted cross border leases, which comprised the sale of certain telecommunications equipments to foreign entities. Simultaneously, those entities made leasing contracts of the equipment with special purpose entities, which made conditional sale agreements to sell the related equipments to PT Comunicações, PT Prime, TV Cabo and TMN, by an amount equivalent to the value of the initial sale. Group companies maintained the legal ownership of those equipments, continuing to be able to sell or substitute any equipment. These transactions correspond to an operation of sale and lease back and, accordingly the sale of the equipment was not recorded and the equipment continued to be recorded in the Company’s consolidated balance sheet.

CONSOLIDATED REPORT - FIRST HALF 2005	91

32.Loans

This caption consists of:

	June 30, 2005		December 31, 2004

	Short-term	Long-term	Short-term	Long-term

Exchangeable bonds (i)	-	390,178,914	-	386,920,030
Bonds (ii)	899,500,000	2,951,392,751	584,950,000	1,848,162,033
Bank loans (iii):
External market loans	371,709,592	1,876,061,474	452,179,951	1,329,321,190
Domestic market loans	2,254,303	5,030,813	7,100,357	7,712,975
Overdrafts	24,794	-	14,647,937	-
Other loans
Comercial Paper (iv)	234,865,843	-	318,808,486	8,950,000
External market loans (v)	14,152,997	38,723,035	19,156,806	81,737,245
Equity swaps on
treasury shares (liabilities) (Note 38.3)	-	-	189,751,440	-
Leasings	33,552,946	206,323,149	29,247,467	200,158,596

	1,556,060,475	5,467,710,136	1,615,842,444	3,862,962,069

(i)	In December 6, 2001 PT Finance issued exchangeable bonds totaling 550,000,000 euros, convertible into Portugal Telecom shares, as follows:

	•	Number of exchangeable bonds: 110,000;

	•	Exchange price: 12.3985 euro per share;

	•	Nominal value: 5,000 euro;

	•	Maturity: December 6, 2006; and

	•	Fixed interest rate: 2% per annum, paid quarterly at the end of each period.

On December 2003 and October 2004 the Company unwounded, respectively, 21,933 of these exchangeable bonds, with a notional value of 109,665,000 euros, and 10,000 of these exchangeable bonds with a notional value of 50,000,000 euros. As at 30 June 2005 the notional value of these exchangeable bonds outstanding amounts to 390,335,000 euros.

In accordance with IAS 32, the exchangeable bonds represent financial instruments. When the exchangeable bonds were issued, the fair value of the conversion option is recognized directly in shareholders’ equity.

(ii)
On April 7, 1999 PT Finance issued notes totaling 1,000,000,000 euros, under the Global Medium Term Note (“GMTN”) program, with an annual fixed interest rate of 4.625%. These notes mature in 10 years. In November 2004, the Company cancelled the bonds held as marketable securities with a notional value of 120,500,000 euros. As at 30 June 2005 the notional value of these bonds outstanding amounts to 879,500,000 euros.

On February 21, 2001 PT Finance issued notes totaling 1,000,000,000 euros, under the GMTN program, with an annual fixed interest rate of 5.75%. These notes mature in five years. In November 2004, the Company cancelled the bonds held as marketable securities with a notional value of 100,500,000 euros. As at 30 June 2005 the notional value of these bonds outstanding amounts to 899,500,000 euros.

On November 16, 2001 PT Finance issued floating rate notes totaling 600,000,000 euros, under GMTN program, at a floating interest rate corresponding to the three months Euribor plus a 0.75% spread. These notes mature in three years and three months. In November, 2004 the Company cancelled the notes from this program held as marketable securities with a notional value of 15,050,000 euros. On February 16, 2005, the outstanding amount was fully repaid.

On August 1, 2003, TCP issued a bond amounting to 500 million brazilian reais (equivalent to 87,753,168 euros), with a maturity of five years and bearing an annual interest rate corresponding to 104.4% of the CDI.

In the first half of 2005, PTI Finance BV issued three new Eurobonds under the GMTN program, with the following amounts and maturities:

  As at 24 March 2005, PTI Finance BV issued Eurobonds totaling 1,000,000,000 euros at an annual interest rate of 3.75% and maturity in 2012;
  As at 24 March 2005, PTI Finance BV issued Eurobonds totaling 500,000,000 euros at an annual interest rate of 4.375% and maturity in 2017;
  As at 16 June 2005, PTI Finance BV issued Eurobonds totaling 500,000,000 euros at an annual interest rate of 4.5% and maturity in 2025;
(iii)	As at 30 June 2005 and 31 December 2004 bank loans are denominated in the following currencies:

	June 30, 2005		December 31, 2004

	the loan	Euro	the loan	Euro

Euro	1,428,461,365	1,428,461,365	1,240,722,309	1,240,722,309
US Dollar	97,197,963	80,382,040	55,817,405	40,978,933
Brazilian Real	2,121,687,842	744,739,318	1,907,815,568	527,793,612
Other		1,498,253		1,467,556

		2,255,080,976		1,810,962,410

As at 30 June 2005 and 31 December 2004 the guarantees given by third parties on behalf of the Company, in connection with these loans, were as follows:

	30 June 2005	31 December
		2004

- European Investment Bank loans backed by guaranteed from Portuguese banks	234.656.657	257.406.112
- Guarantee from the Portuguese State to Kreditanstalt Für Wiederaufbau	8.397.969	9.127. 071

During 2003, the Company entered into a Multicurrency Revolving Credit Facility amounting to Euro 500,000,000, with a maturity of 2 years, with renegotiation on option. On 2005, the maturity of this Facility was renegotiated, being 50% of the loan payable in 2009 and the remaining in 2010.

In 2004, Portugal Telecom and PT Finance obtained three other Multicurrency Revolving Credit Facilities totaling 400,000,000 euros, as follows:

  In June 24, 2004, with an amount of 150,000,000 euros and an initial maturity of four years that was changed in the first half of 2005 to six years;
  In October 18, 2004, with an amount of 100,000,000 euros and an initial maturity of three years that was change in the first half of 2005 to five years ;
  In October 22, 2004, with an amount of 150,000,000 euros and a maturity of three years and six months;

As at 30 June 2005 the Group has used an amount of 75,000,000 euros in connection with these facilities.

On December 10, 2004 and January 25, 2005 the Company entered into two new loan agreements with the European Investment Bank (“EIB”) amounting to a total of 250 million euros with a maturity as of December 15, 2014. As at 30 June 2005, the Company was using the total amount from these loans.

CONSOLIDATED REPORT - FIRST HALF 2005	93

As at 30 June 2005 and 31 December 2004, bank loans bear interest at annual interest rates, equivalent to loans denominated in Euros, which vary between:

	June 30, 2005	December 31, 2004

Maximum	4.90%	4.90%
Minimum	2.13%	2.02%

(iv)
Short term commercial paper program issued in 2002, amounting to a total of 875,000,000 euros. As at 30 June 2005, the Company was using an amount of 234,865,843 euros, which matured in July 2005 and bears interest at an annual rate of 2.15%.

(v)
As at 30 June 2005 other loans comprise basically 50% of the loans obtained by VIVO from BNDES (the Brazilian Development Bank) amounting to 34,471,623 euros at the Euro/Real exchange rate prevailing at year-end.

(vi)	As at 30 June 2005, long term bank loans, matures on the following years:

Second half of 2006	540,837,983
2007	379,558,590
2008	256,656,834
2009	1,259,505,261
First half of 2010	350,249,915
Second half of 2010 and following years	2,680,901,553

5,467,710,136

(vii)	As at 30 June 2005, the Company had several covenants related with its indebtedness, which have been fully complied. As of that date, main covenants are as follows:

	•	Credit rating
If at any time, the long term credit rating assigned by the rating agencies to Portugal Telecom is reduced to BBB+/Baa1, then Portugal Telecom must present a guarantee acceptable by the European Investment Bank (“EIB”). This covenant is applied to certain EIB loans totaling 400 million euros, of which 150 million euros were being used as at 30 June 2005.

	•	Control and disposal of subsidiaries
Portugal Telecom must, directly or indirectly, maintain majority ownership and control of each material subsidiary. Material subsidiaries are those companies whose total assets are equal or exceed 10% of total consolidated assets or whose total revenues are also equal or exceed 10% of total consolidated revenues. This covenant is applied to the Facility of 500 million euros and to certain EIB loans totaling 830 million euros, of which 612 million euros were used as at 30 June 2004.

	•	Financial ratios
The legal documentation regarding the Facility of 500 million euros states that the consolidated ratio Net Debt/EBITDA, should not be higher than 4.5. The two Facilities obtained in October 2004, totaling 250 million euros, state that the consolidated ratio Net Debt/EBITDA, should not be higher than 3.5, although in one of these Facilities this is only applicable if the rating from Portugal Telecom is reduced. In addition, the conditions (spread and maturity) applicable to the Facility of 500 million euros and to the Facility of 150 million euros obtained in June 2004 may be changed if the consolidated ratio Net Debt/EBITDA is higher than, respectively, 2.5 and 2.25. As at 30 June 2005 this ratio stood at 1.85.

In addition, the Global Medium Term Notes, the Exchangeable Bonds, the Facility of 500 million euros and the Facilities totaling 400 million euros include certain restrictions to pledge the Company’s consolidated assets, in order to secure any loan or obligation to third parties.

33.Accounts Payable - Other

As at 30 June 2005 and 31 December 2004, this caption consists of:

	June 30, 2005	December 31, 2004

Third parties:
Fixed assets suppliers	207,499,412	313,229,948
Accounts payable to employees	8,786,015	16,477,092
Other (i)	87,953,971	111,289,599
Affiliates (Note 42):
Minority shareholders of TCP (ii)	-	92,721,133
Telefónica Móviles, S.A.	9,139,241	9,139,241
Other	9,883,540	2,316,710

	323,262,179	545,173,723

(i)
This caption includes 51,556,924 euros related with advances received from a financial institution as a result of the sale of accounts receivables from the Portuguese State related with discounts given to retired citizens. (Note 23).

(ii)
This amount is related with the capital increase process of TCP, which has begun in 2004 but was formally completed in 2005. The proceeds from minority interest until 31 December 2004 were recorded under this caption. As of the completion of this transaction in 2005, this amount was reclassified to “Minority interests” in the consolidated balance sheet (Note 18).

34.Accrued Expenses

As at 30 June 2005 and 31 December 2004, this caption consists of:

	June 30, 2005	December 31, 2004

General administrative expenses	229,197,279	234,010,983
Interest expense (i)	171,201,123	157,094,702
Vacation pay and bonuses	129,964,280	120,849,761
Discounts to clients	38,584,688	36,987,839
Commissions	17,673,651	18,609,545
Other	17,592,027	32,295,192

	604,213,048	599,848,022

(i)
This caption includes 64,867,384 euros related with the fair value of the interest component of derivative financial instruments contracted by Vivo (Note 39), and the remaining is related with interests not yet paid.

CONSOLIDATED REPORT - FIRST HALF 2005	95

35.Deferred Income

As at 30 June 2005 and 31 December 2004, this caption consists of:

	June 30, 2005	December 31, 2004

Advance billing	177,453,249	155,284,180
Other (i)	54,850,890	70,242,164

	232,304,139	225,526,344

(i)
As at 30 June 2005, this caption includes: (1) 15,974,403 euros related with interest vested of UOL’s debentures, which will be recognized when received; (2) 8,328,285 euros related with certain derivatives financial instruments on PT Multimédia shares (Note 39).

36.Provisions and Adjustments

During the first half of 2005 the movements in this caption was as follows:

		Changes in the			Foreign currency
	Opening	consolidation			translation	Other	Ending
	balance	perimeter	Increases	Decreases	adjustments	movements	balance

Adjustments:
Provision for doubtful accounts receivable (Note 22 and 23)	384,274,656	(10,306,550)	64,993,432	(30,080,847)	14,355,482	(86,648,306)	336,587,867
Provision for inventories (Note 24)	33,738,318	(11,736,143)	11,942,807	(1,450,428)	2,231,965	(708,540)	34,017,979
Provision for investments (Note 28 and 29)	207,515,231	-	4,220,392	(10,327,760)	3,838,692	13,597,485	218,844,040

	625,528,205	(22,042,693)	81,156,631	(41,859,035)	20,426,139	(73,759,361)	589,449,886

Provision for other risk and costs
Legal actions (Note 43)	83,464,327	(908,579)	7,872,581	(5,602,161)	4,875,102	1,532,018	91,233,288
Taxes	63,564,078	(3,343,758)	1,310,027	(148,906)	8,484,798	1,756,025	71,622,264
Other	103,392,326	(9,572,201)	10,577,543	(848,463)	3,568,398	6,805,782	113,923,385

	250,420,731	(13,824,538)	19,760,151	(6,599,530)	16,928,298	10,093,825	276,778,937

	875,948,936	(35,867,231)	100,916,782	(48,458,565)	37,354,437	(63,665,536)	866,228,823

The increase in these captions was recognized in net income as follows:

Provisions and adjustments	78,061,727
Costs of products sold	11,942,807
Equity in earnings of affiliated companies, net	4,409,073
Other costs	1,413,775
Other financial expenses/(income), net	3,720,143
Taxes	1,310,027
Wages and salaries	59,230

100,916,782

The decrease in these captions was recognized in net income as follows:

Provisions and adjustments	(36,234,882)
Equity in earnings of affiliated companies, net	(10,624,348)
Costs of products sold	(1,450,428)
Taxes	(148,907)

(48,458,565)

The caption “Provisions and adjustments” under the profit and loss statement consists of:

Increases in provisions and adjustments	78,061,727
Decreases in provisions and adjustments	(36,234,882)
Direct write-off of accounts receivables	2,085,260
Collections from accounts receivable which were previously written-off	(3,851,834)

40,060,271

The amount in the column “Other movements” under the caption “Provision for doubtful accounts receivable” relates basically with the write-off of balances previously fully provided for.

The provision for taxes relates with tax probable contingencies, estimated based on internal information and external tax advisors.

As at 30 June 2005, the caption “Provision” was classified in the balance sheet in accordance with the expected settlement date, as follows:

Current provision
Legal actions	55,265,212
Taxes	52,882,572
Other	31,077,285

139,225,069

Non-current provision
Legal actions	35,968,076
Taxes	18,739,692
Other	82,846,100

137,553,868

276,778,937

As at 30 June 2005, the caption “Other provisions”, consist of:

Asset retirement obligation (Note 2,g))	32,827,656
Customer retention programs (i)	27,718,934
Retirement of the analogue network (ii)	26,307,138
Provision for losses in affiliated companies (iii)	7,218,979
Other	19,850,678

113,923,385

(i)	The provision for customer retention program was recognized by TMN to settle future liabilities with this program and was computed based on present catalogue costs and estimated usage levels.

(ii)	This provision is to cover costs related with the approved plan for replacement of the analogue network by a digital network.

(iii)	This provision relates with accumulated losses resulting from the equity method of accounting exceeding the total invested amount (Notes 2.a) and 28), as follows:

TV Cabo Macau	3,363,771
Directel Uganda	1,053,354
Sgpice	1,166,902
Others	1,634,952

7,218,979

37.Other Current and Non-Current Liabilities

As at 30 June 2005 and 31 December 2004, this caption consists of:

	June 30, 2005	December 31, 2004

Other current liabilities:
Dividends payable (i)	23,373,043	16,569,461
Other (ii)	19,425,884	609,232

	42,798,927	17,178,693

(i)	This caption is related with unpaid dividends distributed by Brasilcel’s subsidiaries.

CONSOLIDATED REPORT - FIRST HALF 2005	97

(ii)
As at 30 June 2005, this caption is related mainly with unpaid acquired shares under the reverse stock split done by some of Brasilcel’s subsidiaries during the first half of 2005. Under this transaction, old shares were grouped and exchanged for new shares with a higher nominal value. During this operation not all the old shares were exchanged, therefore the company sold the exceeding unchanged new shares and received the proceeds, although shareholders of old shares have the right to ask the company the correspondent amount of their shares.

As at 30 June 2005 and 31 December 2004, the caption “Other non-current liabilities” includes: (i) 816,894,630 euros and 840,525,884 euros, respectively, related with amounts payable under the QTE transactions (Notes 3.l.ix) and 27); and (ii) 70,927,201 euros (Note 39) and 62,803,551 euros, respectively, related with the fair value of certain derivative financial instruments.

38.Shareholders’ equity

38.1. Share Capital

On 28 December 2004 Portugal Telecom cancelled 87,799,950 treasury shares, with a nominal value of one euro each, that were held following a decision taken in the Annual General Meeting of 2 April 2004 regarding an announced share buyback. As a result, the company’s share capital was reduced from 1,254,285,000 euros to 1,166,485,050 euros. As at 30 June 2005 Portugal Telecom’s fully subscribed and paid share capital amounted to 1,166,485,050 euros and is represented by 1,166,485,050 shares, with a nominal value of one euro each, and with the following distribution:

  1.166.484.550 ordinary shares; e
  500 class A shares.

All the class A shares are held by the Portuguese State.

In accordance with Portugal Telecom’s Articles of Associates, the class A shares has special voting rights as follows:

  Election of one third of the Directors, including the Chairman of the Board of Directors;
  Authorization to require distributions to all shareholders of dividends in excess of 40% of Portugal Telecom's net income;
  Capital increases and other changes in Portugal Telecom's Articles of Association;
  Issuance of bonds and other securities;
  Authorization for a shareholder operating in an area which is in competition with Portugal Telecom to hold more than 10% of the ordinary shares;
  Amending the general objectives, the strategy or the policies of Portugal Telecom; and
  Defining investment policies of Portugal Telecom, including authorizing acquisitions and disposals.

38.2. Capital Issued Premium

This caption results from premiums generated in capital increases made by Portugal Telecom. According to Portuguese law, applicable to companies listed in stock exchanges under the supervision of Comissão do Mercado de Valores Mobiliários (the Portuguese stock exchange regulator), these amounts can only be used to increase share capital or to cover for accumulated losses (even before the use of other reserves). This amount can not be used to pay dividends or to acquire treasury shares.

38.3. Treasury Shares

During the first half of 2005, the movement in this caption was as follows:

	Number of	Nominal	Premium and
	shares	value	discount	Value

Balance as at 1 January 2004	55,400,357	55,400,357	361,662,733	417,063,090
Acquisitions	53,950,599	53,950,599	409,690,768	463,641,367
Cancellation	(87,799,950)	(87,799,950)	(603,153,067)	(690,953,017)

Balance as at 31 December 2004	21,551,006	21,551,006	168,200,434	189,751,440
Acquisitions	16,077,544	16,077,544	134,626,904	150,704,448

Balance as at 30 June 2005	37,628,550	37,628,550	302,827,338	340,455,888

Treasury shares as at 31 December 2004 corresponds to equity swaps contracted by Portugal Telecom upon that date, which under IAS 32 are recognized as an effective acquisition of treasury shares, generating a financial liability (Note 32). Those equity swaps were settled during the first half of 2005 and the liability was settled.

38.4. Reserves

Legal Reserve

Portuguese law provides that at least 5% of each year's profits must be appropriated to a legal reserve until this reserve equals the minimum requirement of 20% of share capital. This reserve is not available for distribution to shareholders but may be capitalized or used to absorb losses, once all other reserves and retained earnings have been exhausted.

Other reserves

During the first half of 2005, the movement in this caption was as follows:

			Fair value adjustement recognized in equity

	Free reserves	Reserves for treasury shares	Hedge accounting (Note 39)	Available investments for sale	Total

Balance as at 1 January 2004	339,424,500	277,551,390	(15,710,960)	2,864,216	604,129,146
Attributed reserves by PT Multimedia (i)	(32,416,865)	-	-	-	(32,416,865)
Acquisitions of treasury shares by PT Multimedia	(32,956,277)	-	-	-	(32,956,277)
Acquisitions of treasury shares (Note 38.3)	(150,704,448)	150,704,448	-	-	-
Fair value adjustments to financial instruments	-	-	-	-	-
and available assets for sale (Note 29)	-	-	(8,698,342)	238,573	(8,459,769)
Tax effect (Note 16)	-	-	2,392,044	(65,608)	2,326,436
Other	(1,039,524)	-	-	-	(1,039,524)

	122,307,386	428,255,838	(22,017,258)	3,037,181	531,583,147

(i)	This amount is related with the distribution of reserves made by PT Multimédia under the warrants program and was transferred to retained earnings.

The reserve for treasury shares includes 340,455,888 euros related with treasury shares as at 30 June 2005 and 87,799,950 euros related with the recognition of a non-distributable reserve for shares cancelled. This reserve has the same legal regime as the legal reserve.

CONSOLIDATED REPORT - FIRST HALF 2005	99

38.5. Cumulative Currency Foreign Translation Adjustments

This caption includes the accumulated effect of translating the financial statements of foreign currency subsidiaries and associates to euros, exchange differences on loans denominated in foreign currency made to finance foreign investments, as well as changes in the fair value of certain derivatives financial instruments classified as hedge accounting. During the first quarter of 2005 was recognized also the tax effect of exchange differences on the above mentioned loans, amounting to a negative amount of 2,920,756 euros (Note 25).

39.Derivative Financial Instruments

Derivative financial instruments are basically used by the Company to manage interest rate and exchange rate exposure.

The contracting of these financial instruments is made after careful analysis of the risks and rewards of these instruments based on information obtained from different financial institutions. These operations are subject to authorization from Portugal Telecom’s Executive Committee and are permanently monitored through an analysis of the financial markets and the positions held by the Company. The fair-value of these derivatives is assessed several times during the year to determine the economic and financial implications of their cancellation.

Interest Rate Exposure

As at 30 June 2005, the interest rate swaps contracted by Portugal Telecom amounted to approximately 699 million euros with an average maturity of 7.6 years.

Exchange Rate and Interest Rate Exposure

Cross currency swaps were contracted primarily to reduce exposure to exchange rate and interest rate risks. As at 30 June 2005 the Company had cross currency swaps from U.S. Dollars to Euros, with a notional of approximately Euro 74 million and an average maturity of 6.4 years.

Pursuant the cancellation of the interest rate component of certain cross currency swaps, as of 30 June 2005 Portugal Telecom had contracted foreign exchange options and forwards of Euros to U.S. Dollars, with a notional of Euro 200 million and an average maturity of 3.8 years.

Additionally, PT Multimédia had also contracted forwards of Euros to U.S. Dollars in order to cover the risk associated to future cash flow payments. As of 30 June 2005, those contracts had a notional of Euro 6 million and had an average maturity of 3 months.

Vivo had contracted derivative financial instruments primarily to reduce exposure to exchange rate risk of debt in U.S. Dollars and in Japanese Yens (JPY). As at 30 June 2005, Vivo had contracted cross currency swaps with a notional of US$ 1,040 million and JPY 5,867 million and an average maturity of 1.1 years and 1,8 years, respectively. According with IAS 39, these financial instruments were classified fair value hedge derivatives and therefore the change in its fair value is recorded in the caption “Net foreign currency exchange losses / (gains)”.

As at 30 June 2005, Brasilcel’s subsidiaries had also contracted other (i) cross currency swaps (U.S. Dollars/Brazilian Reais) with a notional of US$ 462 million and an average maturity of 1.5 years, and (ii) cross currency swaps (Euros/Brazilian Reais) with a notional of 15 million euros and an average maturity of 6 months.

Equity derivatives

As at 30 June 2005, in order to increase its exposure to PT Multimédia, Portugal Telecom had contracted with Santander Group equity swaps over 30,575,090 shares of PT Multimédia, representing 9.9% of its share capital, as follows:

(i)	18,375,090 shares, with an strike price of 8.87 euros and a maturity of 10 months; and
(ii)	12,200,000 shares, with an strike price of 7.05 euros and a maturity of 10 months.

Additionally, in 2004 Portugal Telecom contracted with Banco Espírito Santo Group equity derivatives which consist of options that allow the Company to receive 16.6 million euros, and also allows Portugal Telecom to acquire shares of PT Multimédia, representing 5% of its share capital. The options included in this transaction are as follows:

(i)
Portugal Telecom acquired from Banco Espírito Santo de Investimento, S.A. (“BESI”) a call option over 12,126 thousand shares of PT Multimédia shares with a strike price of euros at maturity (31 December 2005). Portugal Telecom can exercise this option at any time and BESI can choose between physical or financial settlement with the latter having a 15% penalty on the spot. Simultaneously, BESI acquired from Portugal Telecom a call option over the same number of shares of PT Multimédia with a strike price of 8 euros, which considers the possibility of financial settlement only. This call option can only be exercised if the stock price of PT Multimédia is above the strike of the call option acquired by Portugal Telecom, being the exercise of the option automatic in the case that Portugal Telecom exercises its call option.

(ii)
Portugal Telecom contracted with Banco Espírito Santo a call option over 3 million shares of PT Multimédia with a strike of 11.5 euros at maturity (31 December 2005). Portugal Telecom can exercise this option at any time and Banco Espírito Santo can choose between physical or financial settlement, with the latter having a 20% discount on the strike.

As a result of these contracts, Portugal Telecom will receive from Banco Espírito Santo a premium of 16.6 million euros, corresponding to the difference between the acquisitions prices of the options referred above. Portugal Telecom has already received 50% of this amount during the first half of 2005, and remaining 50% will be received in the exercise date of the option acquired by BESI or, if that option is not exercised, in 31 December 2005.

The payment of the amount mentioned above can only be required if the price of the option s that BESI will contract with third parties is paid to BESI in order to obtain the financial hedging of its position on the call and put options over 12.126 million shares of PT Multimédia. Additionally, BESI must prove to Portugal Telecom that such options were contracted and that the payment of such option was not made.

As BESI intends to contract with third parties options that allows it to obtain the hedging of its position in the contract, it was agreed that BESI has the right to reduce the object of the options included in the contract to 6.938 million shares, with the proportional reductions of strikes and fees, if those third parties will not comply with its contractual obligations with BESI, although BESI should develop all efforts to guarantee that those entities will not fail with its obligations.

CONSOLIDATED REPORT - FIRST HALF 2005	101

Hedging financial instruments

Following IFRS adoption, Portugal Telecom Group make an analysis to its financial instruments in order to identify which ones comply with IAS 39 to be classified as hedging instruments or held for trading. As at June 30 2005 and 31 December 2004, the following financial instruments were classified as hedging derivatives (amounts in millions of euros):

June 30, 2005

	Nominal		Average
Company	Value	Operation	maturity (years)	Economic goal

Cash flow hedge:
Portugal Telecom	350.5	Interest rate swaps EUR	8.2	Eliminates interest rate exposure
Portugal Telecom	310.7	Interest rate swaps EUR	7.4	Eliminates interest rate exposure
Fair value hedge:
Portugal Telecom	69.8	Cross currency swaps EUR/USD	6.5	Eliminates exchange rate exposure
Vivo	859.9	Cross currency swaps USD/BRL	1.2	Eliminates exchange rate exposure
Vivo	42.0	Cross currency swaps JPY/BRL	1.8	Eliminates exchange rate exposure

		31 December, 2004

	Nominal		Average
Company	value	Operation	maturity (years)	Economic goal

Cash flow hedge:
Portugal Telecom	116.8	Interest rate swaps EUR	5.4	Eliminates interest rate exposure
Portugal Telecom	310.7	Interest rate swaps EUR	7.9	Eliminates interest rate exposure
Fair value hedge:
Portugal Telecom	69.8	Cross currency swaps EUR/USD	7.0	Eliminates exchange rate exposure
Vivo	644.9	Cross currency swaps USD/BRL	1.3	Eliminates exchange rate exposure
Vivo	48.9	Cross currency swaps JPY/BRL	0.6	Eliminates exchange rate exposure
Vivo	442.9	Interest rate swaps EUR	0.0	Eliminates interest rate exposure

Financial instruments held for trading

As at 30 June 2005 and 31 December 2004, Portugal Telecom had contracted the following financial instruments which, according with IAS 39, are classified as held for trading derivatives (amounts in million of euros):

June 30, 2005

	Nominal		Average
Company	Value	Operation	maturity (years)	Economic goal

Portugal Telecom	37.7	Interest rate swaps EUR	2.6	Restructuring of previous derivative financial
				instruments
Portugal Telecom	200.0	EUR Call / USD Put	3.8	Restructuring of previous derivative financial
				instruments
PTMultimédia	5.7	Forwards EUR/USD	0.2	Eliminates exchange rate exposure
Cabo Verde Telecom	4.0	Cross currency swaps EUR/USD	4.5	Eliminates exchange rate and interest rate exposure

Portugal Telecom	249.0	Equity swaps on PT Multimédia shares	0.8	Increase its exposure to PT Multimedia

Portugal Telecom	98.2	Options on PT Multimédia shares	0.5	Increase its exposure to PT Multimedia
Vivo	382.1	Cross currency swaps USD/BRL	1.2	Eliminates exchange rate exposure
Vivo	15.4	Cross currency swaps EUR/BRL	0.5	Eliminates exchange rate exposure

31 December, 2004

	Nominal		Average
Company	value	Operation	maturity (years)	Economic goal

Portugal Telecom	44.0	Swaps de taxa de juro em EUR	3.0	Restructuring of previous derivative financial
				instruments
Portugal Telecom	200.0	EUR Call / USD Put	4.3	Restructuring of previous derivative financial
				instruments
PTMultimédia	11.5	Forwards EUR/USD	0.5	Eliminates exchange rate exposure
Cabo Verde Telecom	4.5	Cross currency swaps EUR/USD	4.9	Eliminates exchange rate exposure
Portugal Telecom	249.0	Equity swaps on PT Multimédia shares	1.0	Increase its exposure to PT Multimedia

Portugal Telecom	98.2	Options on PT Multimédia shares	1.0	Increase its exposure to PT Multimedia

Vivo	306.6	Cross currency swaps USD/BRL	1.3	Eliminates exchange rate exposure
Vivo	25.1	Cross currency swaps EUR/BRL	0.2	Eliminates exchange rate exposure

Fair value of financial instruments

The movement in the fair value of derivatives in the first half of 2005 was as follows:

		Fair value adjustment				Foreign currency translation adjustments

	Opening		Reserves				Closing
	balance	Income	(Note 38.4)	Increase	Decrease		balance

Assets derivatives
Equity swaps over PT Multimédia shares	31.2	(16.3)	-	-	-	-	14.9
Exchange rate	39.8	(30.0)	-	-	17.5	16.8	44.1

	71.0	(46.3)	-	-	17.5	16.8	59.0

Liabilities derivatives
Hedge accounting
Interest rate and exchange rate	(60.6)	(94.8)	-	-	37.6	(27.5)	(145.3)
Interest rate	(21.7)	-	(8.6)	(7.8)	-	-	(38.1)
Derivatives held for trading:
Interest rate	(0.3)	(1.6)	-	-	-	-	(1.9)
Exchange rate	(40.7)	9.8	-	-	-	-	(30.9)
Options to acquire shares of PT Multimédia	(12.6)	4.2	-	-	-	-	(8.4)

	(135.9)	(82.4)	(8.6)	(7.8)	37.6	(27.5)	(224.6)

	(64.9)	(128.7)	(8.6)	(7.8)	55.1	(10.7)	(165.6)

The change in the fair value in the first half of 2005 was recorded in the profit and loss statement as follows:

			Losses /
		Net foreign	(gains) on
		currency	financial
		exchange	assets
	Interest net	losses/(gains)	(Note 14)	Total

Assets derivatives
Equity swaps over PT Multimédia shares	-	-	(16.3)	(16.3)
Exchange rate	-	-	(30.0)	(30.0)

Liabilities derivatives
Hedge accounting
Interest rate and exchange rate	(38.4)	(56.4)	-	(94.8)
Interest rate	-	-	-	-
Options to acquire shares of PT Multimédia	-	-	4.2	4.2
Derivatives held for trading:
Interest rate	(1.6)	-	-	(1.6)
Exchange rate	-	-	9.8	9.8

	(40.0)	(56.4)	(32.3)	(128.7)

CONSOLIDATED REPORT - FIRST HALF 2005	103

As at 30 June 2005, derivatives are recorded in the balance sheet as follows:

	Cash and	Other				Other non-
	cash	current		Accrued	Deferred	current
	equivalents	assets		expenses	income	liabilities	Closing
	(Note 21)	(Note 27)	Debt	(Note 35)	(Note 35)	(Note 37)	balance

Assets derivatives
Equity swaps over PT Multimédia shares	-	14.9	-	-	-	-	14.9
Exchange rate	44.1	-	-	-	-	-	44.1

	44.1	14.9	-	-	-	-	59.0

Liabilities derivatives
Hedge accounting
Interest rate and exchange rate	-	-	(80.4)	(64.9)	-	-	(145.3)
Interest rate	-	-	-	-	-	(38.1)	(38.1)
Options to acquire shares of PT Multimédia	-	-	-	-	(8.4)	-	(8.4)
Derivatives held for trading:
Interest rate	-	-	-	-	-	(1.9)	(1.9)
Exchange rate	-	-	-	-	-	(30.9)	(30.9)

	-	-	(80.4)	(64.9)	(8.4)	(70.9)	(224.6)

	44.1	14.9	(80.4)	(64.9)	(8.4)	(70.9)	(165.6)

40.Guarantees and Financial commitments

As at 30 June 2005 and 31 December 2004, the Company has given guarantees and comfort letters to third parties, as follows:

	June 30, 2005	December 31, 2004

Bank guarantees given to Portuguese courts for outstanding litigation	6,023,556	9,036,548

Bank guarantees given to other entities
By PT Comunicações	10,590,693	18,287,518
By PT Multimédia	11,820,236	9,332,897
By TMN	3,190,352	3,162,539
By PT Prime, S.A.	3,462,670	1,436,260
Other bank guarantees	104,259	104,259

	29,168,210	32,323,473

Comfort letters given to other entities
Sport TV	85,275,370	89,518,512
Warner Lusomundo España	12,200,000	13,333,333
TV Cabo Macau	8,269,931	7,341,605
Vasp	5,588,875	5,588,875
Other	644,422	911,378

	111,978,598	116,693,703

Guarantees given by PT Comunicações were presented to Portuguese Tax Authorities in respect of the tax contingencies discussed in Note 16. Guarantees given by PT Multimédia were presented to Alta Autoridade para a Comunicação Social (the Portuguese media regulator), in connection with the broadcasting of television shows. Guarantees given by TMN were presented to Anacom and are related to TMN’s obligations following the UMTS licenses acquired in December 2000.

Comfort letters were issued by the Group in order to guarantee loans obtained by associated companies. On September 1, 2004 PT Multimédia and PPTV granted to Sport TV, a guarantee amounting up to Euro 70 million, to cover a loan obtained by this company to acquire the rights to broadcast the games of the Portuguese football league for the seasons from 2004-2005 to 2007-2008.

As at 30 June 2005, the Company had also assumed the following financial commitments, besides the ones already recorded in its financial statements:

(a)
In October 2000, Médi Telecom entered into medium and long term loan contracts totalling 1,000,000,000 euros with a consortium led by International Finance Corporation and the banks ABN Amro and Sociéte Générale. The loans have an average term of 8 years and serve to refinance the short term loan obtained to finance the acquisition of the mobile telecommunications license for Morocco in August 1999 and to cover the investment relating to the installation and development of the GSM network.

Under the provisions of the contracts, Médi Telecom is required to attain certain financial performance levels. In accordance with the financing operation, the major shareholders of Médi Telecom, Portugal Telecom, through PT Móveis (32.18%), Telefónica Intercontinental, S.A. (32.18%) and Banque Marrocaine du Commerce Exterieur (18.06%), signed a Shareholders Support Deed, under which they are committed to make future capital contributions to Médi Telecom (in the form of capital or shareholders’ loans), if this is necessary to cover possible shortfalls in the agreed financial targets. As at 30 June 2005, the maximum amount of this liability is limited to an additional amount of 168 million euros, of which 50 million euros are related to the repayment of debt and ends as soon as Médi Telecom reaches a Net Debt/EBITDA ratio of less than 2.0.

(b)
Portugal Telecom signed a Shareholders’ Agreement with the other shareholders of Sportinveste, in which Portugal Telecom committed to give additional paid in capital contributions up to a maximum of 40,000,000 euros. As at 30 June 2005 Portugal Telecom had already granted additional paid in capital contributions to Sportinveste amounting to 30,023,168 euros (Note 28).

(c)	As at 30 June 2005, the Company had assumed commitments for the purchase of basic equipment amounting to approximately 94.4 million euros.

41.Cash Flows Statement

The consolidated Cash Flow Statement has been prepared in accordance with IAS 7. Significant transactions are summarized below:

(a) Cash receipts resulting from financial investments were as follows:

Disposed of / investments in companies :
Intelsat	15,055,553
Marconi France	837,680

15,893,233
Loans given:
Vortal	242,187
Lusomundo serviços	1,750,000

1,992,187

17,885,420

(b) Cash receipts resulting from dividends were as follows:

CTM	5,034,862
Páginas Amarelas	3,526,280
BES	1,545,600
Lisboa TV	906,861
Othes	359,250

11,372,853

CONSOLIDATED REPORT - FIRST HALF 2005	105

(d) Payments resulting from financial investments were as follows:

Investments acquisition
TCO (i)	9,287,563
Distodo	1,200,000

10,487,563
Payments resulting from given loans:
Lusomundo Serviços	1,750,000
Others	846,598

2,596,598

13,084,161

(i)	Corresponds to the liquidation of the remaining value in debt relates to acquisition in TCO in 2003.

(d)	As at 30 June 2005 the cash receipts resulting from loans obtained includes 2,000,000,000 euros related to Eurobonds issued by PTI Finance BV in the first half of 2005 (Note 32). The outstanding amount relates to comercial paper and other bank loans.

(e)	In the first half of 2005 payments resulting from loans obtained, includes 584,950,000 euros related to the amortization of the floating rate notes issued by PT Finance BV on December 16, 2001 (Note 32). The outstanding amount relates to commercial paper and other bank loans.

(f)	As at 30 June 2005 the payments resulting from dividends were from the follows companies:

Portugal Telecom (Note 38)	395,085,000
PT Multimédia	24,478,010
Brasilcel's subsidiaries	3,834,188
Cabo Verde Telecom	3,503,903
Others	2,315,526

429,216,627

(g)	In the fisrt half of 2005, the caption “Other payments resulting from financing activities” includes 59,033,605 euros related with payment to the minority interests of PT Multimédia under the warrants program.

(h)	The reconciliation between the amount recorded in balance sheet as cash and cash equivalents and the amount recorded in cash flow statement in the ended of the first half of 2005, were as follows:

C ash and cash equivalents (Note 21)	2.768.175.675
B ank overdrafts (Note 32)	(24.794)

2.768.150.881

The reconciliation between the amount recorded in balance sheet as cash and cash equivalents as at 31 December, 2004 and the amount recorded as opening balance in cash flow statement in the first half of 2005, were as follows:

Cash and cash equivalents (Note 21)	1,946,960,215
Bank overdrafts (Note 32)	(14,647,937)

Cash and cash equivalents excluding discontinued operations	1,932,312,278
Cash and cash equivalents of discontinued operations	8,466,721

1,940,778,999

42.Related Parties

Balances and transactions between Portugal Telecom and subsidiaries were eliminated under the consolidation process, therefore were not disclosed herein. The terms and contractual conditions in agreements entered by Portugal Telecom and subsidiaries are similar to those ones applicable to other independent entities in similar transactions.

Some of the major shareholders of Portugal Telecom are financial institutions and in the ordinary course of the business, Portugal Telecom entered in some transaction with those entities. The terms and contractual conditions in agreements entered by Portugal Telecom and those related parties are similar to those ones applicable to other independent entities in similar transactions. Under the above mentioned agreements, Portugal Telecom rendered telecommunication services and those financial institutions rendered financial consultancy and insurance.

In addition, as at 30 June 2005, Portugal Telecom entered in the following agreements: (i) Portugal Telecom and Group BES entered in certain derivative financial instruments on PT Multimédia’s shares (Note 39); and (ii) Portugal Telecom, Group BES and Group CGD entered in an agreement to develop e-commerce activities.

Under the incorporation of Brasilcel, Portugal Telecom and Telefónica entered in a strategic agreement, which allows Portugal Telecom to acquire 1.5% of Telefónica’s share capital, and allows Telefónica to acquire 10% of Portugal Telecom’s share capital. As at 30 June 2005, Telefónica held 9.64% of Portugal Telecom’s share capital.

Portugal Telecom entered in a Shareholders’ Agreement with Telefónica to manage Vivo and entered in certain international traffic agreements, which have substantially the same conditions of all other similar agreements entered with independent parties.

As at 30 June 2005 and 2004, the remuneration of Board Members and related committees, is as follows:

	2005		2004

	Fixed	Variable	Fixed	Variable

Executive board menbers	1,652,711	4,184,129	1,591,571	3,176,378
Non-executive board menbers	1,082,674	398,489	912,362	662,372
Fiscal Committe	25,167	-	24,514	-
General Meeting's board	2,483	-	2,920	-

	2,763,036	4,582,618	2,531,367	3,838,750

43. Legal claims

43.1. Claims by a consumer protection association

The introduction by Portugal Telecom of new prices for fixed telephone services as from February 1998, which were subsequently approved by ICP—Instituto de Comunicações de Portugal (currently ANACOM—Autoridade Nacional de Comunicações—"ANACOM") and by Direcção Geral de Concorrência e Preços has caused several legal actions from DECO—Associação de Defesa do Consumidor ("DECO"). From a financial standpoint, the most relevant is the inhibiting action submitted in September 1999, in which it is demanded that ANACOM abstain from approving the prices for 1999 and that Portugal Telecom be forbidden from applying them. In the first instance the Court decided that the new prices were illegal and condemned Portugal Telecom to refund the amounts charged in 1999 as activation fees and publish the decision. Portugal Telecom did not accept the decision, considering it illegal, and through PT Comunicações submitted several appeals against this decision to superior courts, which maintained the decision of the first instance Court. In October 2003 PT Comunicações was notified by the Supreme Court that its appeal was denied and that it should refund the amounts charged in 1999 as activation fess. However, in March 2004 PT Comunicações and DECO signed an agreement facilitating an alternative solution to the refund of the amounts charged in 1999 as activation fees. This agreement comprises several initiatives implemented by PT

CONSOLIDATED REPORT - FIRST HALF 2005	107

Comunicações during 2004, which had a cost of Euro 10 million (note 13) that was recorded as another non-operating expense. As a result of this agreement, DECO removed all legal actions against PT Comunicações on this subject matter.

43.2. Regulatory authority

Portugal Telecom’s current operations are subject to regular investigations and inspections, generally conducted by ANACOM, by the European Commission and by the Portuguese Competition Authority, within the framework of a policy of compliance with the rules and regulations applicable to the PT Group. At the moment, ongoing investigations are being conducted by the Portuguese Competition Authority into alleged abusive practices, such as predatory pricing, margin squeezes and discriminatory practices. In the event Portugal Telecom is indicted for the non compliance with the applicable laws and regulations, under the relevant legislation fines and penalties could be imposed. Until this moment, PT Comunicações has twice been accused of allegedly denying access to the ducts in which the basic telecommunications network is installed. In response to these accusations, PT Comunicações held that, despite the fact that it has provided and is still providing the majority of the operators access to its ducts in a non discriminatory manner, according to its responsibilities of managing the said infra-structures, it considers that, given the circumstances, competition law should not prevent PT Comunicações from reserving the ducts to itself, in accordance with the conditions set in the telecommunications regulatory framework. PT Comunicações hopes that the Competition Authority arrives at the same conclusion once it concludes the ongoing investigations. Although the possibility of the application of penalties can not be excluded in this case and in other cases, this would occur for the first time, and Portugal Telecom believes that, based on the information advanced by its lawyers, as a matter of principle, these cases shall not have a significant material impact on its financial statements consolidated as at 30 June 2005.

43.3. Other claims and legal actions

Probable claims and legal actions

As at 30 June 2005, there were several claims and legal actions against Group’s companies, which, in accordance with our internal services and external advisors, settlement is considered to be probable. For those claims and legal actions, the Group recognized provisions (Note 36) to cover the probable future out flow, with the following nature:

Civil claim (i)	58,735,937
Labor claim	8,786,757
Administrative claim (ii)	20,558,929
Others	3,151,664

91,233,288

(i)	These claims results mainly from unilateral unwind of agreements with suppliers.
(ii)	This caption includes mainly a claim against TCO related with the privatization of Telebrás in 1998.

Possible claims and legal actions

As at 30 June 2005, there were several claims and legal actions against Group’s companies that, in accordance with our internal services and external advisors, settlement is considered to be possible. The nature of those claims and legal actions is as follows:

Civil claim (i)	96,180,604
Labor claim	9,302,860
Others	2,652,915

108,136,379

(i)	This caption includes mainly indemnities of: 1) 63,646,731 euros related with changes in licensing terms of new TV channels demanded by TVI-Televisão Independente.S.A.; and 2) 15,000,000 euros related with the abuse of dominant position.

44. Subsequent events

The following significant events occurred after 30 June 2005:

On 28 February 2005, PT Multimédia entered in an agreement with Controlinveste to sell its financial investment in Lusomundo Serviços, by a total amount of 173.8 million euros. In additional, Lusomundo Serviços would acquire the 5.94% investment in Lusomundo Media held by Portugal Telecom, by a total amount of 10.1 million euros. On 26 August 2005 and after the Competition Authority approval, PT Multimedia executed the sale of Lusomundo Serviços to Controlinveste.

On 5 August 2005, the Group reached an agreement with Embratel to sell its 100% stake in PrimeSys in Brazil for a total consideration of R$ 231 million, equivalent to Euro 81 million, adjusted for the Brazilian Interbank rate (CDI) up to the closing of the transaction, which is pending approval by the local telecommunications regulator.

45.Application of International Financial Reporting Standards

Portugal Telecom has adopted International Financial Reporting Standards (“IFRS”) in 2005 and in accordance with IFRS 1 – “First-Time Adoption of International Financial Reporting Standards” has used 1 January 2004 to compute all transition adjustments using the retrospective method, excluding some exceptions permitted by IFRS 1. Before the adoption of IFRS, PT’s financial statements were prepared in accordance with Portuguese Generally Accepted Accounting Principals (PGAAP).

45.1. Main differences between IFRS and PGAAP

45.1.1. Dismantling and removal obligations

Under IFRS, the acquisition cost of tangible assets should include the net present value of any future dismantling or removal liabilities, if its value could be reliably estimated and the cash out flow is likely. Under PGAAP, those liabilities should be recognized when the cost is incurred.

45.1.2. Sale and Lease Back transactions

PT has entered into Qualified Technological Equipment Transactions over certain of its telecommunications equipments and into sale and lease back transactions over certain of its buildings, and received up-front fees to enter in those transactions. Under IFRS, all gains obtained with the sale of the equipment should be recognized over the lease period, the assets should not be derecognized of the balance sheet and all special purpose vehicles (“SPV”) should be consolidated by the entities that substantially obtained all the economic benefits of the transaction. Under PGAAP, gains were recognized in net income when obtained, for certain transactions the assets were derecognized of the balance sheet and the SPV’s were not consolidated.

45.1.3. Post retirement benefits

Under IFRS, and considering the provisions of IFRS 1 regarding post retirement benefits, PT has adopted the following accounting procedures: (1) the use of the 10% corridor to recognise in the net actuarial gains and losses; and (2) the amortisation of the transition obligation over a period of five years. Under PGAAP, all actuarial gains and losses and transition obligation were amortized over the net income during the average working life of employees.

CONSOLIDATED REPORT - FIRST HALF 2005	109

45.1.4. Profit sharing and bonus plans

Under IFRS, the costs incurred with profit sharing plans, including the deliver of PT shares to employees, is recognised at fair value in the income statement when the obligation is assumed. Under PGAAP, this cost is recognised directly in shareholders’ equity when the distribution of shares occurs.

45.1.5. Provisions for restructuring

Under IFRS, provisions for restructuring can only be recognized when certain criteria established by IAS 37 are met, namely the existence of a plan approved by management, the ability to reasonably measure the obligation and the likelihood of a cash outflow, among others. Under PGAAP, the recognition of provision is subject to a less stringent criteria.

45.1.6. Amortization of goodwill

Under IFRS, goodwill recognized in the acquisition of financial investments is not amortized, being subject to periodic impairment tests. Under PGAAP, goodwill is amortized through income, although being also subject to periodic impairment tests. IFRS 1 established that transition data for the application of this rule should be applied only after 1 January 2004.

45.1.7. Amortization of telecommunication licenses

Under IFRS, telecommunication licenses are amortized on a straight line basis during its useful life. Under PGAAP it is permitted the use of different amortization methodologies, in line with the expected benefits obtained from the use of the license.

45.1.8. Purchase price allocation

Under IFRS, the purchase price should be allocated to the fair value of the assets and liabilities acquired, to unrecognized intangible assets, and the remaining portion to goodwill. Under PGAAP, the excess amount of the proportional net assets acquired does not need to be allocated to unrecognized intangible assets, and usually is allocated to goodwill. PT used the exception of IRFS 1, and has only applied this rule to business combinations entered after 1 January 2004.

45.1.9. Start-up expenses and research and development

Under IFRS, start-up expenses are recognized when incurred. Under PGAAP, star-up expenses are recognized as an intangible asset and are amortized on a straight line basis.

Under IFRS, expenses related to the research phase should be recognized when incurred, and development expenses can be recognized as an intangible, if any future benefit is expected, and amortized on a straight line basis during the period benefits are expected to occur. Under PGAAP, research and development expenses are recognized as an intangible asset and are amortized on a straight line basis, if any future benefit is expected to occur.

45.1.10. Deferred costs

Under IFRS, deferred costs related to training, marketing and publicity and maintenance and repairs are recognized when incurred. Under PGAAP, these costs can be recognized as an intangible asset and amortized on a straight line basis, if any future benefit is expected to occur.

45.1.11. Subscriber Acquisition Costs (SACs)

Under IFRS, SACs can be recognized in net income when incurred or alternatively they be recognized as an intangible asset and amortized over the expected life of the customer, if it is possible to allocate the SACss to each customer. PT opted to recognize SACs when incurred, which differs from its previous PGAAP policy of deferring SACs.

45.1.12. Financial instruments

Under IFRS, financial instruments are measured at fair value with the change in the fair value being recognized either in net income or shareholders’ equity, depending on the possibility of applying hedge accounting according to the rules of IAS 39. Under PGAAP, changes in the fair value of financial instruments that are clearly identified as held for sale are recognized in the income statement.

45.1.13. Equity swaps on own shares

Under IFRS, equity swaps on own shares contracted by PT comply with the requirements of IAS 39 to be recognized as a liability related with the acquisition of treasury shares. Under PGAAP, a provision is recognized in the income statement, if the fair value of the equity swaps is negative.

45.1.14. Exchangeable bonds

Under IFRS, exchangeable bonds are initially recognized in two components: (1) the present value of the liability; and (2) the market value of the exchange option in shareholders’ equity. The liability is subsequently measured at amortised cost. Under PGAAP, exchangeable bonds are recognized as a liability until the maturity date.

45.1.15. Revenue recognition

Under IFRS, revenues from the sale of certain bundling products/services should be splited between all of its components, and recognized in accordance with the criteria defined for each component. Under PGAAP, revenues from bundling products/services are recognized when the sale of those bundled products/services occurs.

45.1.16. Financial investments (available for sale)

Under IFRS, financial investments classified as available for sale should be measured at fair value and the change in fair value recognized in shareholders’ equity; on the disposal of the investment, all accumulated changes in the fair value should be allocated to net income. Under PGAAP, the financial investments are recognized at the lower of acquisition cost or market value, with the related adjustments being recorded in the income statement.

45.1.17. Reclassifications

Under IFRS, certain reclassifications were made to the financial statements under PGAAP. The major reclassifications were as follows:

  Provisions for financial investments were deducted to the correspondent asset;
  Provisions for tangible and intangible assets were deducted to the correspondent asset;
  Investment subsidies not yet recognized in the income were deducted to the value of the correspondent asset;
  Certain revenues are recognized gross of the related costs;
  Goodwill generated in the acquisition of associated companies was recognized as a financial investment.

CONSOLIDATED REPORT - FIRST HALF 2005	111

45.2. Impacts

The reconciliation between PGAAP and IFRS of the shareholders’ equity as of January 1 and December 31, 2004, net of minority interests and taxes, is as follows:

	January 1, 2004	December 31, 2004

Equity before minority interests according
with Portuguese GAAP	2,940,826,925	2,704,777,172

Asset retirement obligation (1)	(18,810,533)	(20,298,381)
Sale and lease back transactions (2)	(36,059,681)	(37,652,646)
Post retirement benefits (3)	12,098,075	26,384,200
Provisions for restructuring (5)	6,245,570	4,240,757
Goodwill amortization (6)	-	84,596,658
Concession licenses amortization (7)	(43,528,929)	(58,019,701)
Purchase accounting (8)	-	(796,006)
Start-up and research and development expenses (9)	(25,667,366)	(24,116,358)
Deferred costs (10)	(7,749,026)	(5,429,050)
Subscriber acquisition costs (11)	(24,175,458)	(18,378,479)
Financial instruments (12)	16,004,606	12,942,833
Equity swaps on own shares (13)	(198,826,466)	(189,751,440)
Exchangeable bonds (14)	7,414,034	3,414,970
Revenue recognition (15)	(6,928,745)	(6,483,461)
Available for sale securities (16)	-	2,864,216

	(319,983,919)	(226,481,888)
Equity before minority interests according

with IFRS	2,620,843,006	2,478,295,284

The reconciliation between PGAAP and IFRS of the net income for the six months period ended June 30, 2004 and the year ended December 31, 2004, net of minority interests and taxes, is as follows:

	June 30, 2004	December 31, 2004

Net income according with Portuguese GAAP	322,520,807	500,125,395

Asset retirement obligation (1)	(636,656)	(1,487,848)
Sale and lease back transactions (2)	(796,482)	(1,592,965)
Post retirement benefits (3)	10,715,616	14,286,125
Distribuições de acções a empregados (4)	-	(4,509,942)
Provisions for restructuring (5)	(1,232,084)	(2,004,813)
Goodwill amortization (6)	42,936,083	88,480,054
Concession licenses amortization (7)	(9,177,068)	(17,882,350)
Purchase accounting (8)	(398,003)	(796,006)
Start-up and research and development expenses (9)	(3,194,794)	1,551,008
Deferred costs (10)	125,113	2,383,631
Subscriber acquisition costs (11)	5,061,327	5,796,979
Financial instruments (12)	27,421,313	4,491,854
Equity swaps on own shares (13)	(7,082,457)	(8,196,562)
Exchangeable bonds (14)	(1,349,745)	(3,999,064)
Revenue recognition (15)	760,913	445,284

Net income according with IFRS	385,673,883	577,090,780

The reconciliation between PGAAP and IFRS of balance sheet as of January 1 and December 31, 2004, is as follows:

	January 1, 2004		January 1, 2004
	(POC)	IFRS Adjustments	(IFRS)

Assets
Current assets	5,039,658,452	(743,787,240)	4,295,871,212
Investments in group companies	390,623,158	(83,834,708)	306,788,450
Other investments	167,428,159	-	167,428,159
Intangible assets	3,040,150,260	(135,233,343)	2,904,916,917
Tangible assets	4,267,958,038	(67,672,410)	4,200,285,628
Deferred taxes	583,471,389	776,683,328	1,360,154,717
Other non-current assets	68,525,804	942,155,349	1,010,681,153

Total assets	13,557,815,260	688,310,976	14,246,126,236

Liabilities
Current liabilities	3,354,484,714	171,424,016	3,525,908,730
Accrued post-retirement liability	1,256,038,995	(16,687,000)	1,239,351,995
Deferred taxes	300,731,656	38,125,000	338,856,656
Other non-current liabilities	5,061,765,002	829,378,196	5,891,143,198

Total liabilities	9,973,020,367	1,022,240,212	10,995,260,579

Shareholder's equity
Equity before minority interests	2,940,826,925	(319,983,919)	2,620,843,006
Minority interests (Note 18)	643,967,968	(13,945,317)	630,022,651

Total shareholder's equity	3,584,794,893	(333,929,236)	3,250,865,657

Total liabilities and shareholder's equity	13,557,815,260	688,310,976	14,246,126,236

	December 31, 2004		December 31, 2004
	(POC)	IFRS Adjustments	(IFRS)

Assets
Current assets	4,667,050,200	(769,804,857)	3,897,245,343
Investments in group companies	321,849,193	(1,282,500)	320,566,693
Other investments	110,763,483	3,950,643	114,714,126
Intangible assets	4,062,860,276	(817,934,288)	3,244,925,988
Tangible assets	3,212,854,903	721,410,488	3,934,265,391
Deferred taxes	491,978,536	633,333,227	1,125,311,763
Other non-current assets	96,052,569	846,524,163	942,576,732

Total assets	12,963,409,160	616,196,876	13,579,606,036

Liabilities
Current liabilities	3,783,149,173	231,909,146	4,015,058,319
Accrued post-retirement liability	1,269,868,244	(37,752,860)	1,232,115,384
Deferred taxes	288,726,354	39,130,053	327,856,407
Other non-current liabilities	4,335,863,586	622,788,082	4,958,651,668

Total liabilities	9,677,607,357	856,074,421	10,533,681,778

Shareholder's equity
Equity before minority interests	2,704,777,172	(226,481,888)	2,478,295,284
Minority interests (Note 18)	581,024,631	(13,395,657)	567,628,974

Total shareholder's equity	3,285,801,803	(239,877,545)	3,045,924,258

Total liabilities and shareholder's equity	12,963,409,160	616,196,876	13,579,606,036

CONSOLIDATED REPORT - FIRST HALF 2005	113

EXHIBIT I

I.1.	Subsidiaries Companies

I.2.	Associeted Companies

I.3.	Companies Consolidated by the Proportional Method

Exhibit I – Details of Subsidiary, Affiliated and Investee Companies as at 30 June 2005 and 2004

1. Subsidiaries Companies

The following companies were included in the consolidation as at 30 June 2005 and 31 December 2004:

Company	Head office	Activity	Percentage of ownership

			30 June 2005		2004

			Direct	Total	Total

Portugal Telecom (parent company)	Lisbon	Holding company.
(Note 1)

Academia Global, Ltda. (a)	São Paulo	Development and	PTM.com Brasil	100.00%	100.00%
		commercialization of technological	(100%)
		goods and services in the areas of
		education and professional training, including support services.

Açormedia - Comunicação Multimedia e	Ponta	Providing services on edition of	Lusomundo Media	44.77%	44.18%
Edição de Publicações, S.A. (“Açormedia”) (b)	Delgada	publications, audiovisual communication, multimedia services and edition of books.	(90%)

Cabo TV Açoreana, S.A.	Ponta	Distribution of television signals by	TV Cabo Portugal	48.98%	48.24%
	Delgada	cable and satellite in the Azores	(83.82%)
		area.

Cabo TV Madeirense, S.A.	Funchal	Distribution of television signals by	TV Cabo Portugal	40.32%	39.71%
		cable and satellite in the Madeira	(69%)
		area.

			PT Ventures (40%)	40.00%	40.00%
Cabo Verde Telecom, S.A.	Praia	Fixed and mobile
		telecommunications services in
		Cabo Verde.

Canal 20 TV, S.A.	Madrid	Distribution of TV products.	PT Multimedia	29.22%	28.78%
			(50%)

Contact Cabo Verde – Telemarketing e	Praia	Call and contact center services.	PT Contact (100%)	100.00%	100.00%
Serviços de Informação, S.A.

CST – Companhia Santomense de	São Tomé	Fixed and mobile	PT Comunicações	51.00%	51.00%
Telecomunicações, S.A.R.L.		telecommunication services in São	(51%)
		Tomé e Príncipe.

Directel - Listas Telefónicas	Lisbon	Publication of telephone directories	PT Ventures (100%)	100.00%	100.00%
Internacionais, Lda. (“Directel”)		and operation of related data bases.

Directel Cabo Verde – Serviços de	Praia	Publication of telephone directories	Directel (60%)	76.00%	76.00%
Comunicação, Lda.		and operation of related databases	Cabo Verde
		in Cabo Verde	Telecom (40%)

Directel Macau – Listas Telefónicas,	Macau	Publication of telephone directories	Directel (75%)	80.00%	80.00%
Lda.		and operation of related databases	PT Ásia (5%)
		in Macau.

Directel Uganda – Telephone	Uganda	Publication of telephone directories.	Directel (90%)	90.00%	90.00%
Directories, Limited (a)

DirectMedia Ásia, Lda.	Hong	Publishing of B2B directories.	Directel (99%)	100.00%	100.00%
	Kong		PT Ásia (1%)

Elta - Empresa de Listas Telefónicas de	Luanda	Publication of telephone directories.	Directel (55%)	55.00%	55.00%
Angola, Lda.

CONSOLIDATED REPORT - FIRST HALF 2005	115

			Percentage of ownership

Company	Head	Activity	30 June 2005		2004

	office		Direct	Total	Total

Empracine - Empresa Promotora de Actividades Cinematográficas, Lda.	Lisbon	Developing activities on movies exhibition.	Lusomundo SII	58.36%	57.48%
			(100%)

Empresa Cine Mourense, Lda. (a)	Moura	Cinema exhibition.	PT Multimedia	58.12%	57.25%
			(99.46%)

Empresa de Recreios Artísticos, Lda.	Lisbon	Cinema exhibition.	Lusomundo SII	53.65%	52.85%
(“ERA”) (a)			(87.90%)
			PT Multimedia
			(4.03%)

Global Notícias Publicações, S.A.(b)	Oporto	Newspaper edition and publication.	Lusomundo Media	49.60%	48.95%
			(99.72%)

Grande Reportagem - Sociedade	Lisbon	Edition, commercialization,	Lusomundo Media	49.75%	49.09%
Editora, Lda. (b)		distribution and import/export of	(100%)
		both periodical and non-periodical
		publications.

Grafilme – Sociedade Impressora de	Lisbon	Providing services on audiovisual	Lusomundo	32.46%	31.98%
Legendas, Lda.		subtitling.	Audiovisuais
			(50%)

Guinetel, S.A. (a)	Bissau	Provision of public	PT II (55%)	55,00%	55,00%
		telecommunications services.

Guiné Telecom – Companhia de	Bissau	Provision of public	PT Comunicações	51.14%	51.14%
Telecomunicações da Guiné-Bissau,		telecommunications services.	(51.14%)
S.A.R.L. (a)

Hotel Video - Prestação de Serviços,	Lisbon	Establishment of video systems on	PT Multimedia	35.06%	34.53%
Lda. (a)		Hotels and similar spaces.	(60%)

Infonet Portugal – Serviços de Valor	Lisbon	Commercialization of value added	PT Prime (90%)	90.00%	90.00%
Acrescentado, Lda.		products and services in the area of
		information and communication by
		computer through access to the
		Infonet world network.

Janela Digital - Informativo e	Caldas da	Development of IT solutions to the	PT.com (50%)	50.00%	50.00%
Telecomunicações, Lda ("Janela	Rainha	real state market.
Digital") (a)

Jornal do Fundão Editora, Lda.(b)	Fundão	Newspaper edition and publication.	Lusomundo Media	25.54%	25.20%
			(51.34%)

Kenya Postel Directories, Ltd. (c)	Nairobi	Production, editing and distribution	Directel (60%)	60.00%	55.00%
		of telephone directories and other
		publications.

LTM - Listas Telefónicas de	Maputo	Management, editing, operation and	Directel (50%)	50.00%	50.00%
Moçambique, Lda.		commercialization of listings of
		subscribers and classified
		telecommunications directories.

Lusomundo Audiovisuais, S.A.	Lisbon	Import, commercialization,	PT Multimedia	58.43%	57.56%
		distribution and production of	(100%)
		audiovisual products.

Lusomundo Cinemas, S.A.	Lisbon	Cinema exhibition.	PT Multimedia	58.43%	57.56%
			(100%)

Lusomundo Editores, S.A.	Lisbon	Movies distribution.	PT Multimedia	58.43%	57.56%
			(100%)

			Percentage of ownership

Company	Head	Activity	30 June 2005		2004

	Office		Direct	Total	Total

Lusomundo España, SL (“Lusomundo	Madrid	Management of investments	PT Multimedia	58.43%	57.56%
Espana”)		relating to activities in Spain in the	(100%)
		audiovisuals business.

Lusomundo - Sociedade Investimentos	Lisbon	Management of Real Estate.	PT Multimedia	58.36%	57.48%
Imobiliários, SGPS, S.A. (“Lusomundo			(99.87%)
SII”)

Lusomundo Imobiliária 2, S.A.	Lisbon	Management of Real Estate.	Lusomundo SII	58.24%	57.37%
			(99.80%)

Lusomundo Media (b)	Lisbon	Management of investments.	Lusomundo	49.75%	49.09%
			Serviços
			(74.97%)
			Portugal Telecom
			(5.94%)

Lusomundo Moçambique, Lda.	Maputo	Cinema exhibition.	Lusomundo	58.43%	57.56%
			Cinemas
			(100.00%)

Lusomundo Serviços (b)	Lisbon	Management of investments.	PT Multimedia	58.43%	57.56%
			(100%)

Marconi France Telecommunications	Paris	Provision of telecommunications	PT Comunicações	-	100.00%
SAS (d)		services.	(100%)

Marconi Sprint - Serviços de	Lisbon	Commercialization of data and	PT Ventures (51%)	51.00%	51.00%
Comunicação, Lda. (e)		voice transmission
		telecommunications services.

Marconi Suisse Telecommunications,	Lausanne	Provision of telecommunications	PT Comunicações	100.00%	100.00%
S.A.R.L (a)		services.	(100%)

Mobitel, S.A.	São Paulo	Call center services.	PT Brasil (87.60%)	87.60%	56.96%

Motormédia - Comércio, Publicidade e	Lisbon	Services rendered in connection with	PT.com (100%)	100%	100%
Serviços Multimedia, S.A. (a)		advertising, commercial and
		multimedia services in connection
		with the commercialization of a site
		dedicated to the car sector.

Naveprinter - Indústria Gráfica do	Oporto	Providing services on publishing and	Global Notícias	45.13%	44.53%
Norte, S.A. (b)		graphic art.	(90.97%)

Notícias Direct – Distribuição ao	Lisbon	Home delivery of publications and	Lusomundo Serviços	58.43%	57.56%
Domicílio, Lda.(b)		other services.	(100%)

Ocasião – Edições Periódicas, Lda.	Almada	Newspaper edition and publication.	Global Notícias	49.60%	48.95%
(“Ocasião”) (b)			(99.98%)
			Lusomundo Media
			(0.0167%)

Portugal Telecom Argentina, S.A. (e)	Buenos	Provision of telecommunications	Portugal Telecom	50.01%	50.01%
	Aires	services.	(10.01%)
			PT Ventures (40%)

Portugal Telecom Ásia, Lda. ("PT Ásia")	Macau	Promotion and marketing of	Portugal Telecom	99.96%	99.96%
		telecommunications services.	(95.92%)
			PT Comunicações
			(4.04%)

CONSOLIDATED REPORT - FIRST HALF 2005	117

			Percentage of Ownership

	Head
Company	Office	Activity	30 June 2005		2004

			Direct	Total	Total

Portugal Telecom Brasil, S.A. ("PT Brasil")	São Paulo	Management of investments.	Portugal Telecom (99.95%) PT Comunicações (0.05%)	100.00%	100.00%

Portugal Telecom Europa, S.P.R.L. ("PT	Brussels	Technical and commercial	Portugal Telecom	98.67%	98.67%
Europa") (a)		management consultancy in the	(98.67%)
		communication area with respect to
		the European market and
		community matters.

Portugal Telecom Inovação, S.A. (“PT	Aveiro	Innovation, research, development	Portugal Telecom	100.00%	100.00%
Inovação”)		and integration of	(100%)
		telecommunications services and
		engineering solutions and training
		services in telecommunications.

Portugal Telecom Inovação Brasil,	São Paulo	Development of information	PT Inovação(100%)	100.00%	100.00%
Ltda.		technologies and
		telecommunications services.

Portugal Telecom Internacional	Amsterdam	Obtaining financing for the group in	Portugal Telecom	100.00%	100.00%
Finance B.V		international markets.	(100%)

Portugal Telecom North América, Inc.	Washington	Promotion and marketing of	Portugal Telecom	100.00%	100.00%
(d)		products, preparation of projects,	(100%)
		studies and assessments, and the
		development of investment projects
		in the telecommunications area.

Premium TV Portugal, S.A.(f)	Lisbon	Development and promotion of	PT Conteúdos	-	57.56%
		"pay-TV" and multimedia services,	(100%)
		including licensing of TV programs.

Previsão – Sociedade Gestora de	Lisbon	Pension fund management.	Portugal Telecom	78.12%	78.12%
Fundos de Pensões, S.A. (“Previsão”)			(78.12%)

PrimeSys, Soluções Empresariais, S.A.	São Paulo	Provision of services in the areas of	PT Brasil (100%)	100.00%	100.00%
		information technology and
		telecommunications.

PT Acessos de Internet Wi-Fi, S.A.	Lisbon	Provides wireless Internet access	Portugal Telecom	100.00%	100.00%
		services.	(100%)

PT Comunicações, S.A. (“PT	Lisbon	Establishment, management and	Portugal Telecom	100.00%	100.00%
Comunicações”)		operation of telecommunications	(100%)
		infrastructures and provision of
		public telecommunication services
		and telebroadcasting services.

PT Compras – Serviços de Consultoria e	Lisbon	Providing consultant and	Portugal Telecom	100.00%	100.00%
Negociação, S.A.		negotiation services related with	(100%)
		the buying process.

PT Contact - Telemarketing e Serviços	Lisbon	Production, promotion and sale of	PT Comunicações	100.00%	100.00%
de Informação, S.A. ("PT Contact")		information systems, including	(100%)
		information products and services
		and related technical assistance.

PT Conteúdos - Actividade de Televisão	Lisbon	Production and sale of television	PT Televisão por	58.43%	57.56%
e de Produção de Conteúdos, S.A.		programs and advertising	Cabo (100%)
(former TV Cabo Audiovisuais)		management.

			Percentage of Ownership

	Head
Company	Office	Activity	30 June 2005			2004

			Direct		Total	Total

PT Corporate	Lisbon	Providing all services available in	Portugal Telecom		100.00%	100.00%
		the Group, in the fixed line and	(100%)
		mobile telecommunications and
		information systems.

PT Investimentos Internacionais, S.A.	Lisbon	Business advisory board service	Portugal Telecom		100.00%	100.00%
(“PT II”)		installment, consultation,	(100%)
		administration and business
		management. Elaboration of
		projects and economic studies and
		manage investments.

PT Meios - Serviços de Publicidade e	Lisbon	Purchase, sale and exchange of	Portugal Telecom		100.00%	100.00%
Marketing, S.A.		space advertising, analysis of	(100%)
		marketing investment projects.

PT Móveis, SGPS, S.A. (“PT Móveis”)	Lisbon	Management of investments in the	TMN (100%)		100.00%	100.00%
		mobile business.

PT Multimedia – Serviços de	Lisbon	Management of investments in the	Portugal Telecom		58.43%	57.56%
Telecomunicações e Multimedia, SGPS,		multimedia business.	(58.43%)
S.A.(g)

PT Multimedia.com Brasil, Ltda.	São Paulo	Management of investments.	PT Brasil (100%)		100.00%	100.00%
(“PTM.com Brasil”)

PT Multimedia.com Participações, S.A.	São Paulo	Management of investments.	PT.Com (100%)		100.00%	100.00%

PT Multimedia - Serviços de Apoio à	Lisbon	Providing management support	PT Multimedia		58.43%	57.56%
Gestão , S.A. (a)		services.	(100%)

PT Prestações Mandatária de Aquisições	Lisbon	Acquisition and management of	PT Comunicações		100.00%	100.00%
e Gestão de Bens, S.A. (“PT		assets.	(100%)
Prestações”) (a)

PT Prime, SGPS, S.A. (Prime SGPS)	Lisbon	Management of investments, under	Portugal Telecom		100.00%	100.00%
		the business areas of corporate	(100%)
		market and large customers.

PT Prime - Soluções Empresariais de	Lisbon	Provision of development and	Portugal Telecom		100%	100%
Telecomunicações e Sistemas, S.A.		consultancy services in the areas of	(100%)
		electronic commerce, contents and
		information technology.

PT Prime Tradecom – Soluções	Lisbon	Provision of development and	Prime SGPS (66%)		66.00%	66.00%
Empresariais de Comércio Electrónico,		consultancy services in the areas of
S.A. ("Tradecom”)		electronic commerce, contents and
		information technology.

PT Pro, Serviços Administrativos e de	Lisbon	Shared services center.	Portugal Telecom		100.00%	100.00%
Gestão Partilhados, S.A.			(100%)

PT Sistemas de Informação, S.A. (“PT	Oeiras	Provision of IT systems and services.	Portugal Telecom		100.00%	100.00%
SI”)			(99.8%)	PT
			Comunicações
			(0.1%)
			TMN (0.1%)

PT Televisão por Cabo, SGPS, S.A.	Lisboa	Management of investments in	PT Multimedia		58.43%	57.56%
		television by cable market.	(100%)

PT Ventures, SGPS, S.A. (“PT	Lisbon	Management of investments in	Portugal Telecom		100.00%	100.00%
Ventures”)		international markets.	(100%)

CONSOLIDATED REPORT - FIRST HALF 2005	119

			Percentage of Ownership

	Head
Company	Office	Activity	30 June 2005		2004

			Direct	Total	Total

PT.com – Comunicações Interactivas,	Lisbon	Services rendered development and	Portugal Telecom	100.00%	100.00%
S.A.		sale of communication product	(100%)
		services, information and
		multimedia services.

Rádio Canal Aberto, Lda. (b)	Ponta	Rádio broadcasting and	Açormedia (76%)	35.82%	35.39%
	Delgada	communication activities.
			Rádio Comercial
			dos Açores (4%)

Rádio Comercial dos Açores, Lda. (b)	Ponta	Rádio broadcasting and	Açormedia (100%)	44.77%	44.18%
	Delgada	communication activities.

Rádio Notícias - Produções e	Lisbon	Developing activities on production	Lusomundo Media	41.12%	40.58%
Publicidade, S.A. (“Rádio Notícias”) (b)		of radio broadcast programs,	(67.71%)
		including publicity products.	Global Notícias
			(15%)

Rádio Press - Comunicação e	Oporto	Activities on radio broadcasting,	Rádio Noticias	41.12%	40.58%
Radiodifusão, Lda.(b)		edition and commercialization of	(100%)
		records, and other kind of
		audiovisual material.

Regiforum – Empreendimentos	Lisbon	Operation of the Forum Telecom	PT Comunicações	100.00%	100.00%
Comerciais e Culturais, Lda. (a)		building, having for that purpose a	(100%)
		contract transferring the operation
		of the building to Portugal Telecom.

RJN - Rádio Jornal do Norte, Lda.(b)	Oporto	Developing activities on production	Rádio Noticias	41.12%	40.58%
		of radio broadcast programs,	(100%)
		including publicity products.

Simarc – Promoções Imobiliárias, S.A.	Lisbon	Administration of real estate assets,	Portugal Telecom	100.00%	100.00%
		real estate investment consultancy,	(100%)
		management of property
		developments, purchase and sale of
		real estate.

Sportstat – Informação Desportiva	Lisbon	Collection, processing, consultant	PT.Com (99.98%)	99.98%	99.98%
Independente, S.A. (a)		providing, production, promotion
		and sale of statistical data and
		information.

Superemprego - Sistemas de	Lisbon	Management and collection of	PT.com (63.75%)	63.75%	63.75%
Informação para Gestão de Recursos		information about the labor market.
Humanos, S.A. (a)

Teat Flower Trading Ltd. (a)	British	International Business Trading	PT Comunicações	100.00%	100.00%
	Virgin	Company.	(100%)
	Island

Telemática - Consultores de	Lisbon	Supply of computer equipment,	PT Contact (100%)	100.00%	100.00%
Telecomunicações		training and installations.
e Informática, Lda.

Techlab - Electrónico, Lda. (a)	São Paulo	Provision of mobile aeronautical	PT Brasil (100%)	100.00%	100.00%
		services.

Timor Telecom, S.A.	Timor	Provider of telecommunications	TPT (54.01%)	41.12%	38.15%
		services in Timor

TMN – Telecomunicações Móveis	Lisbon	Provision of mobile	Portugal Telecom	100.00%	100.00%
Nacionais, S.A.		telecommunications services and	(100%)
		the establishment, management
		and operation of
		telecommunications networks.

			Percentage of Ownership

	Head
Company	Office	Activity	30 June 2005		2004

			Direct	Total	Total

TSF - Rádio Jornal de Lisboa, Lda.(b)	Lisbon	Radio broadcasting including	Rádio Noticias	41.12%	40.58%
		production of programs and	(100%)
		publicity products.

TPT - Telecomunicações Publicas de	Lisbon	Purchase, sale and services	PT Ventures	76.14%	76.14%
Timor, S.A. (“TPT”)		rendering of telecommunications	(75.16%)
		products and information	PT Ásia (0.98%)
		technologies in Timor

TV Cabo Portugal, S.A.	Lisbon	Distribution of television by cable,	PT Televisão por	58.43%	57.56%
		conception, realization, production	Cabo (100%)
		and broadcasting of television
		programs, operation of
		telecommunications services.

(a)	These companies were consolidated by the equity method.

(b)	These companies were classified in the financial statements as at 30 June 2005 as operations available for sale (Note 17).

(c)	Directel increased its participation in this company during 2005.

(d)	This company was disposal during first half of 2005.

(e)	These companies were liquidated during first half of 2005.

(f)	As at 30 June 2005, that company was merged into PT Conteúdos.

(g)	During the first half of 2005, PT Multimédia, decreased your´s share capital in according of a share buy back operation, consequence of this, Portugal Telecom increases its participation in that company

CONSOLIDATED REPORT - FIRST HALF 2005	121

2. Associated Companies

The associated companies as at 30 June 2005 and 31 December 2004 were as follows:

			Percentage of ownership

Company	Head
	Office	Activity	30 June 2005		2004

			Direct	Total	Total

24 Horas Inc.	Newark	Edition of publications.	Global Notícias (51%)	25.30%	24.96%

BEST – Banco Electrónico de Serviços Total,	Lisbon	Provision of e.banking services.	PT .com (34%)	34.00%	34.00%
S.A. (“Banco Best”)

CTM – Companhia de Telecomunicações de	Macau	Provision of public	PT Comunicações	28.00%	28.00%
Macau, S.A.R.L.		telecommunications services, in	(3%)
		Macau.	PT Ventures (25%)

Distodo - Distribuição e Logística, Lda. (a)	Lisbon	Stocking, sale and distribution of	Lusomundo Serviços	29.22%	28.78%
		audiovisual material.	(50%)

Diverfun - Centros de Recreio, Lda.	Lisbon	Establishment and management of	PT Multimedia	58.43%	57.56%
(“Diverfun”)		entertainment spaces.	(100%)

Empresa do Diário de Notícias, Lda.	Funchal	Publications production and	Lusomundo Media	19.90%	19.64%
		commercialization.	(40%)

Empresa Gráfica Funchalense, S.A.	Lisbon	Services provider of graphic art	Lusomundo Serviços	28.78%	28.78%
		namely typography, lithography,	(50%)
		plasticizing, book binding,
		photocomposition and offset.

Hungaro Digitel KFT	Budapeste	Provision of telecommunications	PT Ventures	44.62%	44.62%
		services.	(44.62%)

Idealyze, S.A.	São Paulo	Production and commercialization	PT.com (33.33%)	33.33%	33.33%
		of internet products.

Lisboa TV – Informação e Multimedia, S.A.	Lisbon	Television operations, notably	PT Conteúdos (40%)	23.37%	23.02%
		production and commercialization
		of programs and publicity.

Lusa – Agência de Notícias de Portugal,	Lisbon	News agency.	Lusomundo Serviços	13.64%	13.44%
S.A.			(23.35%)

Médi Telecom	Casablanca	Provision of mobile services in	PT Móveis (32.18%)	32.18%	32.18%
		Morocco.

Multicert – Serviços de Certificação	Lisbon	Supply of electronic certification	PT Prime (20%)	20.00%	20.00%
Electrónica, S.A.		services.

Multitel - Serviços de Telecomunicações,	Luanda	Provision of data communications	PT Ventures (35%)	35.00%	35.00%
Lda.		services and digital information
		communication services, in Angola.

Mundifun - Centros de Recreio, Lda.	Lisbon	Establishment and management of	Diverfun (66.66%)	38.95%	37.70%
		entertainment spaces.

Octal TV, SA.	Lisbon	Development, commercialization,	PT Multimedia(20%)	11.69%	11.51%
		training and consultancy in
		systems for interactive and broad
		band television.

Páginas Amarelas, S.A. ("Páginas Amarelas")	Lisbon	Production, editing and	Portugal Telecom	25.00%	25.00%
		distribution of telephone	(24.88%)
		directories and publications.	PT Prime (0.125%)

			Percentage of ownership

Company	Head	Activity
	Office		30 June 2005		2004

			Direct	Total	Total

SGPICE - Sociedade de Gestão de Portais	Lisbon	Developing activities providing	PT Comunicações	28.72%	28.61%
de Internet e Consultoria de Empresas, S.A.		global products and services for	(11.11%)
		internet support.	PT Multimedia
			(11.11%)
			Prime SGPS (11.11%)

Sport TV Portugal, S.A.	Lisbon	Conception, production, realization	PT Conteúdos	29.22%	28.78%
		and commercialization of sports	(50.00%)
		programs for telebroadcasting,
		purchase and resale of the rights to
		broadcast sports programs for
		television and provision of
		publicity services

Sportinvest Multimedia, SGPS, S.A.	Lisbon	Management of investments.	Portugal Telecom	50.00%	50.00%
			(50%)

Tele Larm Portugal – Transmissão de Sinais,	Lisbon	Provision of transmission, services,	PT Prime (50%)	50.00%	50.00%
S.A.		supervision of alarms,
		telemeasurement, telecontrol and
		data exchange services.

Teledata de Moçambique, Lda.	Maputo	Operation and commercialization	PT Ventures (50%)	50.00%	50.00%
		of public data telecommunications
		services and other telematic
		services.

Telesat - Satellite Communications,	Macau	Operation of land based satellite	PT Ventures (18.52%)	22.22%	24.44%
Limited		stations, commercialization of	PT Ásia (3.7%)
		private telecommunications
		network services.

Tradecom Brasil S.A	São Paulo	Development services of electronic	Tradecom	4%	-
		commerce in Latin America.	Internacional (20%)

Tradecom International N.V.	Rotterdam	Development services of electronic	Prime SGPS (20%)	20.00%	20.00%
		commerce in Latin America.

TV Cabo Macau, S.A.	Macau	Distribution of television and audio	PT Ventures (35%)	74.98%	74.98%
		signals, installation and operation	PT Ásia (40%)
		of a public telecommunications
		system and provision of video
		services, in Macau.

TV Lab - Serviços e Equipamentos	Lisbon	Developing digital tv interactive	PT.com (50%)	50.00%	50.00%
Interactivos, S.A.		solutions.

UOL, Inc.	São Paulo	Provides Internet services and	PT Brasil(28.11%)	28.41%	17.94%
		produces Internet contents.	PTM.com
			Participações
			(0.30%)

Unitel	Luanda	Mobile telecommunications	PT Ventures (25%)	25.00%	25.00%
		services, in Angola.

Vasp – Sociedade de Transporte e	Sintra	Providing distribution services of	Lusomundo Serviços	19.48%	19.19%
Distribuições, Lda.(“Vasp”)		publications and other products.	(33.33%)
			PT Multimedia
			(0.01%)

Warner Cines de España, S.A.	Madrid	Management of entertainment	Lusomundo España	19.47%	19.19%
		activities.	(33.33%)

Web-Lab, SGPS, S.A.	Lisbon	Managemnt of investments.	Portugal Telecom	90.00%	90.00%
			(90%)

Wisdown Tele Vision - Serviços e Produtos	Lisbon	Development of services and	PT .com (50%)	50.00%	50.00%
de Televisão, Lda.		products related with new
		technology in the TV market.

(a) During the first half of 2005, Lusomundo Serviços disposed its participation in this company to Lusomundo Audiovisuais.

CONSOLIDATED REPORT - FIRST HALF 2005	123

3. Companies consolidated by t

he proportional method

			Percentage of ownership

Company	Head	Activity
	Office		30 June 2005		2004

			Direct	Total	Total

Avista	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Brasilcel, N.V.	Amsterdan	Mobile telecommunications	PT Móveis (50.00%)	50.00%	50.00%
		services and establishment
		management and exploration
		of telecommunications
		network, in Brasil.

Celular CRT Participações, S.A. (“Celular CRT	Porto	Management of investments.	TBS (28.04%)	34.16%	34.16%
Participações”)	Alegre		Brasilcel (24.45%)
			Avista (15.84%)

Global Telecom, S.A.	Coritiba	Mobile cellular services	TCP (100%)	32.56%	32.56%
		operator.

Portelcom Participações, S.A. (“Portelcom”)	São Paulo	Management of investments.	Brasilcel (60.15%)	50.00%	50.00%
			Ptelecom Brasil
			(39.85%)

Ptelecom Brasil, S.A. (“Ptelecom”)	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%

Sudeste Celular Participações, S.A. (“Sudeste	São Paulo	Management of investments.	Brasilcel (100%)	50.00%	50.00%
Celular”)

Tagilo Participações, Lda. (“Tagilo”)	São Paulo	Management of investments.	Brasilcel (100.%)	50.00%	50.00%

TBS Celular Participações, S.A. (“TBS”)	São Paulo	Management of investments.	Brasilcel (73.27%);	48.13%	48.13%

			Sudeste
			Celular(22.99%)

Tele Sudeste Celular Participações, S.A. (“Tele	Rio de	Mobile cellular services	Brasilcel (51.61%)	45.57%	45.44%
Sudeste”)	Janeiro	operator.	Sudeste (24.52%)
			Tagilo (10.80%)

			Avista (4.207%)

Tele Leste Celular Participações, S.A. (“Tele	Baia	Mobile cellular services	Avista (22.73%)	25.29%	25.29%
Leste”)		operator.
			Sudestecel (22.08%)
			Brasilcel (3.37%)
			Tagilo (2.41%)

Telesp Celular Participações, S.A. (“TCP”)	São Paulo	Management of investments.	Brasilcel (58.88%)	32.85%	32.56%
			Portelcom (5.82%)

Telesp Celular, S.A. (“Telesp Celular”)	São Paulo	Mobile cellular services	TCP (100%)	32.56%	32.56%
		operator.

Tele Centro Oeste Celular Participações, S.A.	Brasilia	Mobile cellular services	TCP (51.42%)	16.74%	16.74%
(“TCO”)		operator.

Report of Independent Auditors

CONSOLIDATED REPORT - FIRST HALF 2005	125

AUDITORS’ REPORT

Introduction

1.
We have audited the accompanying consolidated financial statements of Portugal Telecom, SGPS, S.A. (“the Company”) which comprise the consolidated balance sheet as of 30 June 2005, which presents total assets of 15,162,439,853 Euros and a total equity of 3,444,150,207 Euros including a net consolidated profit of 258,983,819 Euros, the consolidated statements of profit and loss, cash flows and changes in shareholders’ equity for the six month period then ended and the accompanying notes.

Responsibilities

2.
It is the responsibility of the Company’s Management the preparation of consolidated financial statements that present a true and fair view of the consolidated financial position, the consolidated results of its operations, its cash flows and its changes in shareholders’ equity, as well as the adoption of adequate accounting principles and criteria and the maintenance of an appropriate system of internal control. Our responsibility is to express a professional and independent opinion on these financial statements, based on our audit.

Scope

3.
Our audit was performed in accordance with the auditing standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), which require the audit to be planned and performed with the objective of obtaining reasonable assurance about whether the consolidated financial statements are free of material misstatement. This audit included verifying, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the estimates, based on judgements and criteria defined by the Company’s Management, used in their preparation. This audit also included the verification of the consolidation process, the confirmation that all material subsidiaries were appropriately audited and assessing the consistency of the accounting principles applied and their disclosure, taking into consideration the circumstances, th e applicability of the going concern concept, as well as the adequacy of the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for expressing our opinion.

Opinion

4.
In our opinion, the consolidated financial statements referred to in paragraph 1, present fairly, in all material respects, the consolidated financial position of Portugal Telecom, SGPS, S.A. as of 30 June 2005 and the consolidated results of its operations, its cash flows and changes in shareholders’ equity for the six month period then ended, in conformity with International Financial Reporting Standards adopted by European Union.

CONSOLIDATED REPORT - FIRST HALF 2005	127

Emphasis of a matter

5.
As disclosed in Note 2 of the accompanying consolidated financial statements, the Company presented for the first time, in 2005, consolidated financial statements prepared according with the International Financial Reporting Standards adopted by the European Union (IAS/IFRS). The Company applied the IFRS 1 - First-time Adoption of International Financial Reporting Standards requirements, in the transition process from Portuguese Accounting Standards (POC) for the IFRS. Accordingly the transition date for IFRS was 1 January 2004 and the financial information reported to this date and for the year 2004, previously presented according with POC, was represented for IFRS for comparative purposes. In Note 42, the Company disclosed additional information related with the transition process, as required by the International Financial Reporting Standards adopted by the European Union.

Lisbon, 14 September 2005

____________________________________
DELOITTE & ASSOCIADOS, SROC S.A.
Represented by Manuel Maria Reis Boto

Management Team

Board of Directors

Portugal Telecom

EXECUTIVE COMMITTEE
Chairman	Chief Executive Officer	Non-Executive Officers
Ernâni Rodrigues Lopes	Miguel Horta e Costa	Joaquim Goes
	Executive Officers	Henrique Granadeiro
	Zeinal Bava	Carlos Oliveira Cruz
	Carlos Vasconcellos Cruz	Jorge Tomé
	Iriarte Esteves	Fernando Abril
	Paulo Fernandes	António Viana-Baptista
Luís de Mello Champalimaud
Patrick Monteiro de Barros
Jorge Bleck
Carlos Blanco de Morais
João Mello Franco
Gerald McGowan
Peter Golob
Nuno Silvério Marques
Thomaz Paes de Vasconcellos

CONSOLIDATED REPORT - FIRST HALF 2005	129

BOARDS OF DIRECTORS
Main Subsidiaries of PT Group

PT Comunicações
Chairman
Miguel Horta e Costa

EXECUTIVE COMMITTEE
Chief Executive Officer
Miguel Horta e Costa
Vice-Chairman
Zeinal Bava
Iriarte Esteves
Executive Officers
José Graça Bau
Carlos Duarte
Manuel Rosa da Silva
Alfredo Baptista
José Pedro Pereira da Costa
António Gomes de Azevedo

Non-Executive Officers
Álvaro dos Santos Amaro
Rui Corte-Real de Albuquerque
João da Fonseca Calixto
Jaime Roque de Pinho D’Almeida

PT Prime

Chairman
Iriarte Esteves

Officers
Carlos Duarte
António Gomes de Azevedo

PT.COM

Chairman
Manuel Rosa da Silva

Officers
José Pedro Pereira da Costa
José Carlos Baldino
José Graça Bau
António Gomes de Azevedo

TMN

Chairman
Miguel Horta e Costa

EXECUTIVE COMMITTEE

Chief Executive Officer
Iriarte Esteves

Executive Officers
António Soares
David Lopes
Maria da Graça Galvão
Pedro Brandão Rodrigues
Luís Ribeiro
Maria Etelvina dos Santos

Non-Executive Officers
João Goulart de Bettencourt
Manuel Frexes
Vitor Pereira Dias

PT Investimentos Internacionais

Chairman
Miguel Horta e Costa

Vice-Chairman
Carlos Vasconcellos Cruz

EXECUTIVE COMMITTEE

Chief Executive Officer
Carlos Vasconcellos Cruz

Executive Officers
Álvaro Roquette
Luís Cocco

Non-Executive Officers
Zeinal Bava
Luís Sousa de Macedo
Rui Machete
Luís Todo Bom
Manuel Pinto Barbosa
José Lamego

CONSOLIDATED REPORT - FIRST HALF 2005	131

Vivo

Chairman
Félix Pablo Ivorra Cano

EXECUTIVE COMMITTEE

Chief Executive Officer
Roberto Lima

Executive Officers
Luís Avelar
Guilherme Portela Santos
Paulo César Teixeira
Javier Rodrigues

Non-Executive Officers
Zeinal Bava
Carlos Vasconcellos Cruz
Álvaro Roquette
António Viana-Baptista
Ignacio Aller Mallo
Carlos David Maroto Sobrado
Harry Dirk Hilbert Moraal
Hendrik Justus Wirix
Ernesto Lopez Mozo
Robertus Hendrikus Lukas de Groot
Alexander Daniel de Vreeze
Fernando Xavier Ferreira
Eduardo Correia de Matos
Pedro Brandão Rodrigues
Paul Josef Schmitz
Benjamin de Koe
Lara Ieka Runne
Marcus Antonius Joseph Pessel
Paul Johannes Antonius Wilbrin

PT Multimedia

Chairman
Miguel Horta e Costa

Vice-Chairman
Zeinal Bava

EXECUTIVE COMMITTEE

Chief Executive Officer
Zeinal Bava

Executive Officers
Luís Pacheco de Melo
Duarte Calheiros

José Briosa e Gala
Henrique Granadeiro

Non-Executive Officers
Pedro Leitão
José Egreja
Manuel Espírito Santo Silva
António Domingues
José Pedro Alenquer
Joaquim Goes
Luís Bordallo da Silva
Carlos Barbosa

TV Cabo Portugal

Chairman
Zeinal Bava

Officers
Luís Pacheco de Melo
Duarte Calheiros
José Pedro Salas Pires
António Caria
Pedro Leitão
José Egreja

PT Sistemas de Informação

Chairman
Miguel Horta e Costa

EXECUTIVE COMMITTEE

Chief Executive Officer
Paulo Fernandes

Executive Officers
Eduardo Branco
Nuno Pedro

Non-Executive Officers
Zeinal Bava
Iriarte Esteves
Carlos Vasconcellos Cruz
Maria José Alves
Sérgio Carvalho

CONSOLIDATED REPORT - FIRST HALF 2005	133

PT Inovação

Chairman
Norberto Fernandes

EXECUTIVE COMMITTEE

Chief Executive Officer
Paulo Nordeste

Executive Officers
José Nina de Andrade
Artur Campos Calado

Non-Executive Officers
Manuel Preto Garcia

PT PRO

Chairman
Zeinal Bava

Vice-Chairman
Miguel Moreira

EXECUTIVE COMMITTEE

Chief Executive Officer
Miguel Moreira

Executive Officers
Nuno Cetra
Francisco Nunes
Gonçalo Pinto Coelho
Eduardo Partidário

Non-Executive Officers
José Pedro Pereira da Costa
Maria da Graça Galvão
Luís Pacheco de Melo
Manuel Rosa da Silva
José Egreja

PT Compras

Chairman
Miguel Horta e Costa

EXECUTIVE COMMITTEE

Chief Executive Officer
Paulo Fernandes

Executive Officers
João Norton dos Reis
Luís Ribeiro
Carlos Sousa

Francisco Horta Machado

Non-Executive Officers
Zeinal Bava
Carlos Vasconcellos Cruz
Francisco Nunes

PT Contact

Chairman
José Graça Bau

Officers
Armindo Ribeiro
Vitor Pereira Gonçalves
José Pedro Pereira da Costa
Manuel Rosa da Silva

Previsão

Chairman
Zeinal Bava

Officers
Francisco Nunes
José Pereira da Costa
Manuel Rosa da Silva
Vitor Sequeira
Margarida Sá Costa
Maria da Graça Galvão

CONSOLIDATED REPORT - FIRST HALF 2005	135

Additional Information to Shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (code: PTCO.IN) and the New York Stock Exchange, as ADR - American Depository Receipts (code: PT). One ADR represents one ordinary share.

The company’s share capital, as at 30 June 2005, comprised 1,166,485,050 shares with a nominal value of Euro 1 each, with 1,166,484,550 shares listed on the Euronext and the New York Stock Exchange. There were 62,658,392 ADR registered on the same date.

Stock Market Data

	1H05	1H04

As at 30 June
Share capital (Euro)	1,166,485,050	1,254,285,000
Number of shares	1,166,485,050	1,254,285,000
Price (Euro)	7.84	8.87
Market capitalisation (Euro million)	9,145	11,126

Price / Transactions
High (Euro)	9.80	9.45
Low (Euro)	7.55	7.85
Volume (million)	507	716
Traded value (Euro million)	4,443	6,401
% of total traded volume (Eurolist by Euronext Lisbon)	30%	40%

Performance
Portugal Telecom	(13.8%)	11.2%
PSI-20	(1.2%)	9.5%
DJ Stoxx Telecom Europe	(0.1%)	(0.3%)

Financial Timetable 2005
3 March
Announcement of Year-End Results 2004
1 April
General Shareholders’ Meeting
3 May
Announcement of First Quarter Results 2005
30 June
Form 20F filed with SEC and NYSE
15 September
Announcement of First Half Results 2005
2 November
Announcement of First Nine Months Results 2005

Contacts

Investor Relations

Nuno Prego
Investor Relations Director
Portugal Telecom
Avenida Fontes Pereira de Melo, 40
1069 - 300 Lisboa
Portugal
Tel: +(351) 21 500 1701
Fax: +(351) 21 500 0800
E-mail: nuno.prego@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (Annual and Half Year Reports, Form 20F, Press Releases, etc).

Depositary Bank

The Bank Of New York
ADR Division
101 Barclay Street,
22nd Floor
New York, NY 10286,
USA
Tel: 1 212 815 2207
Fax: 1 212 571 3050

Holders of ADR may also request additional information directly from PT’s depository bank for ADR in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered Office

Portugal Telecom, SGPS, S.A.
Avenida Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal
Tel: + (351) 21 500 2000

CONSOLIDATED REPORT - FIRST HALF 2005	137

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 4, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.